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06018286

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AGL Energy Limited

*CURRENT ADDRESS AGL Centre, 72 Christie Street
St. Leonards, 2065 NSW
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

FILE NO. 82- 35037 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 11/8/06

Dear Shareholder,

By now you should have received your copy of AGL's Scheme Booklet, which outlines the Recommended Proposal for AGL Shareholders to share in the creation of two new major Australian energy companies – AGL Energy and New Alinta. The Scheme Booklet contains a lot of information, but it is important that you carefully consider its contents prior to the Recommended Proposal being voted on at AGL's Shareholder meeting.

AGL's Shareholder meeting will be held at **10.30am on 6 October at City Recital Hall, Angel Place, Sydney**. A revised notice of meeting is included in the Supplementary Booklet which is enclosed with this letter.

Recommended Proposal - creating enhanced longer-term shareholder value

The Scheme Booklet outlines the details of the two new companies to be created following the merger of the infrastructure businesses of AGL and Alinta Limited and subsequent separation of AGL Energy.

AGL Energy will be one of Australia's leading integrated energy companies and will be 100 per cent owned by AGL Shareholders. The second company, New Alinta, will be the largest energy infrastructure company listed on the Australian Stock Exchange and 44 per cent owned by AGL Shareholders.

The Recommended Proposal will be principally implemented by way of separate AGL and Alinta schemes of arrangement which require the approval of AGL and Alinta Shareholders at separate meetings on 6 October 2006. The approval of the Court will also be required.

It is important that all AGL Shareholders take the opportunity to vote on the Recommended Proposal. If you are not intending to vote in person at AGL's Shareholder meeting please ensure you complete the enclosed proxy form and send it to AGL's Share Registry by no later than 11am on 4 October 2006. Additionally, you can also vote online at www.agl.com.au. If you have already completed a proxy form, your proxy will be authorised to vote on the resolutions in the revised notice of meeting unless you complete the enclosed proxy form or withdraw your proxy form. If on the original proxy form you have appointed an AGL Director as your proxy to vote in favour of the Recommended Proposal, he or she will vote in favour of both resolutions in the revised notice of meeting. **If you intend to vote by proxy, your Directors encourage you to complete and return the enclosed proxy form.**

AGL's Directors **unanimously recommend this proposal** as the best opportunity to create longer-term shareholder value, a view that is also supported by the Independent Expert.

Supplementary Booklet

Enclosed with this letter is a Supplementary Booklet which contains additional information regarding the Recommended Proposal. This includes an amendment to the Scheme of Arrangement, to reflect a change to the consideration payable to AGL Shareholders. Please review it carefully prior to the Recommended Proposal being voted on at AGL's Shareholder meeting on 6 October 2006.

Change in Number of New Alinta Shares Received by AGL Shareholders

If AGL and Alinta Shareholders approve the Recommended Proposal, you will receive shares in the two new companies. For every 100 AGL shares you own at the AGL Scheme Record Date you will receive 100 shares in AGL Energy and 58 shares in New Alinta [1].

The total number of shares you will receive in New Alinta has varied from the original announcement on 26 April 2006 of 63 New Alinta shares for every 100 AGL shares to 58 New Alinta shares for every 100 AGL shares. However, it is important to understand that this variation will not affect the total value of this transaction for AGL Shareholders. It is a consequence of two modifications made since 26 April 2006 to the agreements between AGL and Alinta.

The first modification follows the sale by Alinta of 12 million of approximately 90 million AGL shares that Alinta owned at the time the Recommended Proposal was announced on 26 April 2006. To compensate AGL Shareholders for the lower share ratio which has resulted from that sale, Alinta has agreed that the total debt AGL will assume on completion of this transaction will be approximately $230 million lower than was originally proposed.

The second modification relates to the change in the transaction structure in relation to Gas Valpo, which will now be owned by AGL Energy rather than New Alinta. Whilst the total value of the transaction for AGL Shareholders remains the same, the value of New Alinta owned by AGL Shareholders has reduced by $141 million, with a corresponding increase in the value of AGL Energy. This further described in the Supplementary Booklet.

AGL will effectively be providing less value to Alinta and retaining more assets than was originally envisaged. Consequently, AGL Energy will be worth relatively more in calculating the merger ratio. The net effect for AGL Shareholders is that they can expect to receive the same total value as was originally proposed. However, a higher proportion of that value will now be reflected in their AGL Energy shares than in their New Alinta shares.

New AGL Energy Directors

As part of the planning for the new AGL Energy, it is proposed that two new independent directors – Ms Sandra McPhee and Mr Jerry Maycock – will be appointed to the AGL Energy board. Details of each of the new directors are included in the attached Supplementary Booklet.

Directors' Recommendation

By recommending AGL Shareholders **vote in favour** of the Recommended Proposal, your Board is looking to unlock significant future value for all AGL Shareholders.

Your Directors and I look forward to discussing the Recommended Proposal and the new future it will deliver AGL at the Shareholder meeting on 6 October. In the meantime, please take the time to carefully consider the AGL Scheme Booklet and the enclosed

Supplementary Booklet and if you have any questions about the Recommended Proposal please contact the AGL Shareholder Information Line on 1800 824 522 or +61 2 8280 7012.

Yours sincerely,

Mark Johnson

[1] Participating AGL Shareholders will receive 0.5771 New Alinta Shares for each AGL Share that they hold at the AGL Scheme Record Date. If AGL reinvests any distributions declared by APT prior to the Transaction Implementation Date in the APT distribution reinvestment plan, this fraction will be adjusted upwards, although the amount of the adjustment will not be substantial.

AGL SUPPLEMENTARY SCHEME BOOKLET
THE AUSTRALIAN GAS LIGHT COMPANY ACN 052 167 405

1 WHAT IS THIS DOCUMENT FOR?

This Supplementary Booklet provides you with additional information regarding the Recommended Proposal with Alinta. The information in the Supplementary Booklet relates to matters which have arisen or have changed since the release of AGL's Scheme Booklet dated 29 August 2006 (**Booklet**).

It also describes a consequential proposed amendment to the AGL Scheme of Arrangement, namely to change the meaning of "Net Merger Value", which AGL Shareholders will be asked to approve at the AGL Meetings on 6 October 2006.

You should read this Supplementary Booklet and the Booklet in their entirety before deciding how to vote on the resolutions to be considered at the AGL Scheme Meeting.

To the extent of any inconsistency between the contents of the Booklet and this Supplementary Booklet, this Supplementary Booklet prevails.

If there is a significant change affecting a matter included in this Supplementary Booklet, AGL will make an announcement in relation to the matter to ASX.

None of the matters described below change the AGL Directors' recommendations in relation to the Recommended Proposal. The AGL Directors unanimously recommend that AGL Shareholders vote in favour of the AGL Scheme, as amended in the manner described in Section 2.1 of this Supplementary Booklet.

2 SUPPLEMENTARY DISCLOSURE IN RELATION TO AGL AND AGL ENERGY

2.1 Removal of Gas Valpo from AGL Infrastructure Assets and consequential adjustment to Net Merger Value and Scheme Consideration

(a) Removal of Gas Valpo

AGL and Alinta have agreed that Gas Valpo will not be included in the AGL Infrastructure Assets which will form part of New Alinta following implementation of the Recommended Proposal. Details of this asset are set out in Section 3.3(f) of the Booklet (page 88). Accordingly, following the Transaction Implementation Date, Gas Valpo will now form part of AGL Energy.

As a consequence the Net Merger Value used to calculate the entitlement of AGL Scheme Participants to New Alinta Shares, as set out Schedule 2 of the Merger Implementation Agreement and the definition of "Net Merger Value" in the AGL Scheme of Arrangement, will be reduced by $141 million from the value described in that definition, which reflects the value that AGL and Alinta have given to Gas Valpo in negotiating the Recommended Proposal. The result of this is that the proportion of a New Alinta Share that AGL Shareholders will receive for each AGL Share reduces from 0.6117 (rounded to four decimal places) to 0.5771 (rounded to four decimal places).[1] This means an AGL Shareholder who holds 100 AGL Shares at the AGL Scheme Record Date will receive 100 AGL Energy Shares and 58 New Alinta Shares if the Recommended Proposal proceeds.

As a consequence of excluding Gas Valpo from the assets to be acquired by New Alinta, AGL Shareholders will own approximately 44% of New Alinta, rather than 46% which was the case when the AGL Infrastructure Assets included Gas Valpo.

These arrangements are value neutral for AGL Shareholders because although AGL Shareholders will own a smaller percentage of New Alinta, the value of AGL Energy will increase because it will hold Gas Valpo as an additional asset. The net effect for AGL Shareholders is that they can expect to

[1] If AGL reinvests distributions declared by APT prior to the Transaction Implementation Date in the APT distribution reinvestment plan this fraction will be adjusted upwards, although the amount of the adjustment will not be substantial.

receive the same total value as was originally proposed. However, a greater amount of that value will now be reflected in their AGL Energy Shares and a lower amount in their New Alinta Shares.

Relevant Transaction Documents, including the Merger Implementation Agreement, will be amended to reflect the arrangements referred to above.

The parties will also vary the Put Options Deed (referred to on page 163 of the Booklet) so that it relates only to the Wattle Point Interest. This is because a consequence of these revised arrangements is that New Alinta Co will not acquire Gas Valpo such that it will not be in a position to put that asset back to AGL Energy.

Further details of the financial impact of these changes are shown in Section 3.1 of this Supplementary Booklet.

As a result of Gas Valpo forming part of AGL Energy the risks in relation to Gas Valpo specified in Section 5.4(b)(ii) of the Booklet (page 137) will apply to AGL Energy.

(b) Changes to the AGL Scheme of Arrangement and resolutions to be considered at the AGL Meetings

As a consequence of Gas Valpo being excluded from the assets to be transferred to New Alinta, AGL Shareholders are asked to approve an amendment to the AGL Scheme of Arrangement to reduce the "Net Merger Value", as that term is used in the AGL Scheme of Arrangement, by $141 million (being the value of Gas Valpo). Accordingly it is proposed that the definition of Net Merger Value in the AGL Scheme of Arrangement will read:

> **Net Merger Value** means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date.

The figure "$2,348 million" in the definition of Net Merger Value in the AGL Scheme of Arrangement annexed to the Booklet was $2,489 million.

A copy of the proposed amended AGL Scheme of Arrangement is attached as Schedule 3.

At the AGL Meetings, AGL Shareholders will be asked to approve two resolutions. The first is to approve the amendment to the AGL Scheme originally proposed in the Scheme Booklet, in the manner described above, and the second is to approve the AGL Scheme as amended. Notices of meeting for the AGL Meetings are enclosed with this Supplementary Booklet. The notice of meeting for AGL Shareholders (other than the Alinta Group) is set out in part 1 of Schedule 4 and the notice of meeting for Alinta GH in its capacity as holder of the Excluded AGL Shares is set out in part 2 of Schedule 4.

Directors recommend that AGL Shareholders vote in favour of both resolutions.

2.2 ATO class ruling

As disclosed in Section 6.2(d) of the Booklet (page 147), the AGL Scheme will become binding on AGL and AGL Shareholders only if certain conditions precedent are satisfied or waived. One of the conditions is that by 8.00am on the Second Court Date, a class ruling (or class rulings) is published by the ATO confirming that capital gains tax rollover relief will be available for eligible AGL Shareholders in relation to the AGL Scheme and confirming that the buy back of the Converting Shares and the issue of AGL Energy Shares will be a conversion of convertible interests for the purpose of subdivision 130-C of the Income Tax Assessment Act 1997 (Cth) and that the buy back will not give rise to a dividend for taxation purposes to AGL Shareholders. In this Supplementary Booklet, this condition is referred to as the **ATO Class Ruling Condition**.

The ATO Class Ruling Condition may only be waived with the consent of AGL and Alinta.

The buy back aspect of the Recommended Proposal will be implemented on the Transaction Implementation Date, which is anticipated to be approximately two weeks after the Second Court Date. AGL has been recently informed by the ATO, however, that its policy is not to publish class rulings which include a ruling in respect of a buy back until the buy back has been implemented. Because the ATO Class Ruling Condition requires the ATO to publish the relevant class ruling before the Second Court Date, this has the consequence that unless AGL and Alinta waive the ATO Class Ruling Condition, it will not be possible for this condition to be satisfied.

Although some matters are yet to be resolved, AGL expects that the ATO will issue a draft of the class ruling referred to in the ATO Class Ruling Condition before the AGL Scheme Meeting. Further, AGL has requested an undertaking from the ATO to issue a class ruling, no later than one month after the Transaction Implementation Date, which does not differ materially from the draft class ruling. AGL believes that if such an undertaking is given, the risk of the ATO not issuing a class ruling for the benefit of AGL Shareholders which contains the tax treatment described in Section 8 of the Booklet is low. Greenwoods & Freehills Pty Limited, which provided the taxation report included in Section 8 of the Booklet, has confirmed to AGL that it agrees with this view and a copy of its letter to AGL to this effect is included as Schedule 1 to this Supplementary Booklet.

AGL believes that all material issues raised by the ATO in connection with the class ruling application have been (or will be) addressed by AGL in a way that it expects should be satisfactory to the ATO having regard to the ATO's past practice in matters of this nature, including in relation to AGL's Original Demerger Proposal.

Having regard to the above matters, AGL advises that it intends to waive the ATO Class Ruling Condition prior to the Second Court Date if it has received from the ATO a draft class ruling that capital gains tax rollover relief will be available for eligible AGL Shareholders in relation to the AGL Scheme and confirming that the buy back of the Converting Shares and the issue of AGL Energy Shares will be a conversion of convertible interests for the purpose of subdivision 130-C of the Income Tax Assessment Act 1997 (Cth) and that the buy back will not give rise to a dividend for taxation purposes to AGL Shareholders in a form acceptable to AGL.

AGL has requested Alinta to confirm that it will also waive the ATO Class Ruling Condition if the ATO provides AGL with a draft ruling of the type referred to in the above paragraph. Alinta has undertaken to AGL that it will, in these circumstances, waive the ATO Class Ruling Condition.

AGL has similarly undertaken to Alinta that it will waive the condition precedent to the Alinta Scheme relating to the class ruling for Alinta Shareholders prior to the Second Court Date if Alinta has received a draft class ruling from the ATO in a form acceptable to Alinta that scrip for scrip rollover relief will be available for eligible Alinta Shareholders in relation to the Alinta Scheme. Alinta intends to waive that condition precedent in these circumstances.

Notwithstanding the above, there remains a residual risk that the ATO may either not publish a class ruling at all or that the class ruling when published may be materially different from the draft class ruling AGL will have received before the AGL Scheme Meeting. The potential consequences for AGL Shareholders in either of these circumstances are set out in the letter from Greenwoods & Freehills Pty Limited included as Schedule 1 to this Supplementary Booklet.

2.3 AGL Energy Directors

As part of the planning for the establishment of AGL Energy, it is proposed that two additional independent directors will be appointed to the AGL Energy Board. Sandra McPhee and Jeremy Maycock will become directors of AGL Energy, subject to the AGL Scheme becoming effective.

Sandra McPhee
Independent Director

Ms McPhee brings to AGL Energy a wealth of experience in marketing and brand management gained in senior roles at Qantas Limited and as a current Non-Executive Director at Coles Myer Ltd,

Australian Postal Corporation, Perpetual Limited, the Art Gallery of New South Wales and St Vincent's & Mater Health Sydney Limited.

Jeremy Maycock
Independent Director

Mr Maycock is the Managing Director and Chief Executive Officer of Hastie Group Limited, a position he has held since 2004. He previously held a number of senior management positions at Holcim Ltd, a world leading construction materials company. Mr Maycock had been nominated as a director of AGL's infrastructure business under AGL's Original Demerger Proposal.

2.4 Interruption to PNG oil production

Following a small oil spill that took place at the Kumul Marine Terminal in PNG on 9 August 2006, a restriction on oil loading operations was imposed by the PNG Department of Petroleum and Energy. Loading operations recommenced on 30 August 2006. The incident was reported to ASX by the operator, Oil Search.

These restrictions, and other minor weather related production deferrals, have resulted in AGL Energy's share of oil liftings being 0.155 million bbl below forecast for the two months ended 31 August 2006 and therefore a reduction in AGL Energy's forecast pro-forma EBIT of approximately $10 million for the year ending 30 June 2007. This forecast EBIT reduction is consistent with the sensitivity analysis presented in Section 2.10(a) of the Booklet (page 75). Further details of the financial impact of this matter are shown in Section 3.1 of this Supplementary Booklet.

There has been no change to AGL Energy's anticipated share of PNG oil reserves.

3 SUPPLEMENTARY FINANCIAL INFORMATION IN RELATION TO AGL ENERGY

3.1 Updated financial information on AGL Energy

This Section contains an update of the following key financial information for AGL Energy to reflect the events referred to in Sections 2.1 and 2.4:

- pro forma financial forecast for AGL Energy for the year ending 30 June 2007;
- forecast of the dividend to be received by AGL Shareholders who retain their AGL Shares at the time of entitlement to the Transaction Dividend and their shares in both AGL Energy and New Alinta at the time of entitlement to dividends relating to the period to 30 June 2007; and
- the AGL Energy pro forma summary balance sheet as at 30 June 2006.

Figure 1: AGL Energy income statement

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EBITDA	738	(14)	22	746
EBIT	568	(10)	15	573
Profit after tax	**312**	**(4)**	**13**	**321**
EPS (cents)	**77.6**	**(1.0)**	**3.2**	**79.8**

Note:

1 Refer Figure 2.13 in Section 2.6 of the Booklet (page 71).

Figure 2: AGL Shareholder dividend forecast

Year ending 30 June 2007 [illegible] cents per AGL Share [illegible]	Previous forecast [illegible]	Revised forecast [illegible]
AGL	25.5	25.5
AGL Energy	34.2	35.4
New Alinta [2]	20.3	19.1
Total	**80.0**	**80.0**

Notes:

1. Refer to page 25 in Part 1 of the Booklet.
2. The dividends following Implementation of the Recommended Proposal assume a Transaction Implementation Date of 25 October 2006 and are calculated based on AGL Energy and New Alinta forecasts contained in the Booklet and this Supplementary Booklet.

Figure 3: AGL Energy pro forma revised balance sheet summary

Year ended 30 June 2006 [illegible]	Previous pro forma [illegible]	[illegible]	Revised pro forma [illegible]
Funds employed	4,496	152	4,648
Net debt	(1,281)	-	(1,281)
Net assets	**3,215**	**152**	**3,367**

Note:

1 Refer Figure 2.6 in Section 2.4 of the Booklet (pages 51 and 52).

3.2 Updated review statements

The Independent Reviewer of Directors' Forecasts has confirmed that, based on its review of the supplementary financial information contained in this Supplementary Booklet, nothing has come to its attention which causes it to withdraw or require any change to the statements made by it in the Independent Review of Directors' Forecasts contained in Annexure E to the Booklet.

The Investigating Accountant has reviewed the AGL Energy pro forma revised balance sheet summary at Figure 3 above (**Revised Balance Sheet**) and based on its review, which is not an audit, has confirmed that nothing has come to its attention which causes it to believe that the Revised Balance Sheet does not present fairly the pro forma funds employed, pro forma net debt and pro forma net assets of AGL Energy as at 30 June 2006 in accordance with the recognition and measurement principles described in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated financial statements of AGL for the year ended 30 June 2006.

3.3 Management and statutory reporting forecast reconciliation

The financial forecasts presented in the Booklet reflect AGL Energy's internal management reporting allocations and incorporate a wholesale energy transfer price between Merchant Energy and Retail Energy. AGL has received a number of questions in relation to the reconciliation of the pro forma information for the year ended 30 June 2006 included in Section 2.6 of the Booklet to the published statutory results for that period. In response to these questions Figure 4 sets out a reconciliation of the information in the Booklet against the statutory results for the year ended 30 June 2006 and for the year ending 30 June 2007. This information does not change AGL Energy's total results.

Figure 4: Wholesale energy transfer price impact on EBIT

AGL Energy business unit	Year ended 30 June 2006 Pro forma EBIT $m	Year ending 30 June 2007 Pro forma EBIT $m
Retail Energy		
Pro forma forecast	192	196
Wholesale energy transfer price	71	81
Statutory report	263	277
Merchant Energy		
Pro forma forecast	218	348
Wholesale energy transfer price	(71)	(81)
Statutory report	147	267

4 SUPPLEMENTARY DISCLOSURE IN RELATION TO ALINTA AND NEW ALINTA

4.1 Takeovers Panel and Federal Court Proceedings relating to APT

(a) Takeover Panel proceedings

As noted in Section 3.2(d) of the Booklet (page 83), APT made an application to the Takeovers Panel **(initial Panel)** in relation to the acquisitions of units in APT by Alinta from 16 to 22 August 2006. The APT units the subject of the Takeovers Panel proceedings constitute approximately 10.2% of the issued capital of APT. APT sought a declaration of unacceptable circumstances and certain orders.

On 3 September 2006, the initial Panel made a declaration of unacceptable circumstances in relation to this acquisition.

The initial Panel also made orders on 7 September 2006 to the effect that (among other things):

(i) the APT units so acquired by Alinta be vested in ASIC, for ASIC to appoint an investment bank or licensed seller **(Appointed Seller)** to sell them (by bookbuild or into an unconditional takeover bid) and account to Alinta for the net proceeds of sale; and

(ii) Alinta not acquire any further APT units until completion of the sale or the Panel orders otherwise.

These orders expressly provide that Alinta is not prevented from making a takeover bid for all APT units. On 5 September 2006, following the making of the declaration of unacceptable circumstances, Alinta applied to the Panel **(Review Panel)** for review of the decision. The orders referred to in (i) above were stayed pending this review. On 20 September 2006, the Review Panel revoked the initial Panel's declaration of unacceptable circumstances, and replaced it with its own declaration of unacceptable circumstances. The Review Panel sought submissions from the parties on orders.

If the Review Panel makes orders similar to those of the initial Panel, and the Appointed Seller sells the APT units in accordance with the initial Panel's orders, Alinta may incur a loss on that sale. The amount of any loss is uncertain. If Appointed Seller were to sell units by bookbuild, it is likely that the units would be sold for a price less than current market prices. However, if a person were to make an unconditional takeover bid for APT, the Appointed Seller may choose to sell the units into that unconditional takeover bid.

If the APT units were sold at the closing sale price on ASX on 20 September 2006 of $4.80 Alinta would incur a loss of approximately $3.6 million.

(b) Federal Court proceedings

On 6 September 2006, APT made application to the Federal Court seeking relief including:

(i) a declaration that Alinta's acquisitions of APT units, referred to in Section 4.1(a) above were in contravention of section 606 of the Corporations Act; and

(ii) orders requiring divestment of all such units by Alinta.

Alinta is of the view that the acquisitions did not contravene the Corporations Act, and intends to vigorously defend the claim.

No date has yet been set for a hearing of the matter.

4.2 Proposed New ACCC Undertakings and intentions regarding APT

(a) Australian Pipeline Trust (APT)

As noted in Section 7.9 of the Booklet (page 166), the ACCC announced that it will not oppose the proposed acquisition by Alinta of the AGL Infrastructure Assets, after accepting undertakings from Alinta pursuant to section 87B of the Trade Practices Act. Broadly speaking, among other things, these undertakings oblige Alinta to divest any interest it holds in APT and in the responsible entity of APT, Australian Pipeline Limited (**APL**), after a specified period, if the Recommended Proposal is implemented. The undertakings apply to all of Alinta's interest in APT and any further interest that it may acquire. Furthermore, there are certain ringfencing and hold separate obligations in the undertakings which apply in relation to APT until divestiture of the interest has occurred.

The undertakings are described in more detail in Section 7.9 of the Booklet and are subject to any variation to which the ACCC consents.

Alinta has requested the ACCC to commence a public review of a proposal relating to its acquisition of units in APT. The proposal involves Alinta giving new undertakings which would, in effect, replace the existing undertakings. In broad terms, the draft new undertakings provide that Alinta must divest its interest in APT and APL, unless, before a specified date, APT ceases to have material interests in the MSP, the Parmelia Pipeline and GasNet. The draft new undertakings allow Alinta to nominate certain persons to the Board of APL. Hold separate and ringfencing obligations would apply until either the interests in the MSP, the Parmelia Pipeline and GasNet are divested or the interests in APT and APL are divested.

A copy of the draft proposed new undertakings may be obtained from the ACCC's website (http://www.accc.gov.au) or by calling the Alinta Information Line on 1800 605 793 (within Australia) or +61 3 9415 4313 (outside Australia).

The ACCC is currently conducting a public consultation process in relation to the proposed new undertakings.

(b) Agility-APT (MSP and Parmelia) Contracts

Under the existing undertakings referred to above, Alinta will be required to divest the Agility-APT (MSP and Parmelia) Contracts following completion of the Recommended Proposal unless otherwise notified by the ACCC by a specified date. (The Agility-APT (MSP and Parmelia) Contracts are currently held by Agility, a wholly-owned subsidiary of AGL.) Specifically, the existing undertakings provide that the ACCC may relieve Alinta of its obligation to divest its interest in the Agility-APT (MSP and Parmelia) Contracts.

Similar commitments by Alinta are proposed in the draft new undertakings. The ACCC is currently conducting market inquiries to determine whether the Agility-APT (MSP and Parmelia) Contracts should be divested following implementation of the Recommended Proposal.

(c) Alinta's intentions regarding APT

A range of possibilities in relation to APT remain open to Alinta, including the possibility that Alinta or New Alinta will decide to make a takeover bid for APT. However, Alinta has not decided on any particular course of action at this time.

Alinta has made the requests of the ACCC referred to above with a view to Alinta retaining its existing holding of 10.2% of APT units and any interest the New Alinta Group may acquire if the Recommended Proposal is implemented, subject to the terms of the draft new undertakings, and more broadly to ensure that Alinta and New Alinta have maximum flexibility in relation to their interests in APT if the Recommended Proposal is implemented.

Alinta's ability to retain the 10.2% holding is subject to any orders the Review Panel or Federal Court may make, as mentioned in Sections 4.1(a) and (b).

The estimated earnings impact of Alinta acquiring further APT units was set out in Section 4.5(f) of the Booklet. This sensitivity was not able to take account of the impact of APT acquiring GasNet, under the terms of the takeover bid announced by APT for GasNet on 22 August 2006 **(GasNet Offer)**, which has been unanimously recommended by the GasNet directors, nor the impact of the proposed new ACCC undertakings referred to above.

Should Alinta or New Alinta choose to make a takeover bid for APT, the estimated potential impact on New Alinta, under a specific set of acquisition scenarios, is set out below. These have been prepared by the Alinta Directors in order to provide shareholders with an indication of the potential financial impact of such a decision, should such a decision be made.

Assumptions

In forecasting the impact on New Alinta, the Alinta Directors have made the following assumptions:

- The forecast APT results (including GasNet) for the year ending 31 December 2007 have been prepared based on publicly available information and adjusted for estimated seasonality impacts to align to Alinta's year end of 31 December;
- APT acquires all of the stapled securities of GasNet under the terms of the GasNet Offer;
- AGL's existing interest in APT units has been diluted to 26.1% (previously 30%) as a result of AGL not participating in APT's capital raising announced on 31 August 2006;
- The additional APT units would be acquired at an assumed value of $5.00, being the maximum price paid by Alinta for the 10.2% interest acquired by Alinta over the period from 16 August to 22 August 2006. The consideration for the acquisition would either be cash or New Alinta shares of equivalent value;
- The assumed acquisition date of APT is 1 January 2007;
- Interest on the acquisition financing (in a cash bid scenario) is assumed to be at an effective rate of 6.8%; and
- No potential cost savings and/or synergy benefits have been assumed to occur following New Alinta gaining control of APT.

Estimated 31 December 2007 NPAT

The forecast impact on New Alinta's NPAT is shown in Table 1 below. The table illustrates the impact of New Alinta holding an interest of either 55% **(55% Case)** or 100% **(100% Case)** in APT units, ie

where it holds additional interests of 25% or 70% beyond those reflected in NPAT shown in Figure 4.1 of the Booklet.

Table 1 – Forecast impact on New Alinta NPAT for increasing total ownership levels to 55% and 100%

	55% Case NPAT	100% Case NPAT
Scrip Bid by New Alinta	Increase in NPAT of $1 - 6 million (net of outside equity interests (OEI))	Increase in NPAT of $20 – 27 million
Cash Bid by New Alinta	Decrease in NPAT of $10 – 15 million (net of OEI)	Decrease in NPAT of $22 - 29 million

This financial analysis assumes that APT continues to own the MSP, Parmelia Pipeline and GasNet. Preliminary analysis undertaken by Alinta indicates that should APT decide to divest all three of these assets (and assuming there is no gain or loss on disposal) the impact on earnings per share for New Alinta shareholders in the forecast period would be positive.

Estimated 30 June 2006 Balance Sheet Impact

The estimated forecast impact on New Alinta's consolidated net assets is shown in Table 2 below. The table illustrates the consolidated net assets impact of New Alinta acquiring APT units under a 55% Case or a 100% Case, ie where it holds additional interests of 25% or 70% beyond those reflected in the net assets shown in Figure 4.10 of the Booklet.

Table 2 - Forecast impact on Net Assets for increasing total ownership levels to 55% and 100%

	55% Case	100% Case
Scrip Bid by New Alinta	Increase in net assets of $311 million (net of OEI)	Increase in net assets of $1,041 million
Cash Bid by New Alinta	Nil (additional acquired net assets of $470 million (net of OEI) and corresponding additional acquisition borrowings of $470 million)	Nil (additional acquired net assets of $1,200 million and corresponding additional acquisition borrowings of $1,200 million)

Shareholder Composition

The composition of New Alinta shareholders in the event that New Alinta makes a scrip bid for APT under each of the 55% Case and 100% Case, using the same share prices for Alinta, New Alinta and AGL shares which were used to determine the share exchange ratio for the Alinta Scheme and the AGL Scheme, is shown in Table 3 below. The composition of shareholders shown below in the "no scrip bid" case includes the impact of changes arising from Gas Valpo being excluded from the AGL Infrastructure Assets, as described in Section 2.1 of this Supplementary Booklet.

Table 3 – Potential Composition of New Alinta Shareholders

	Alinta Shareholders	AGL Shareholders	APT Unitholders
No scrip bid case	56	44	n/a
55% Case	53	42	5
100% Case	47	37	16

Dividend Impact

The acquisition of additional APT units under either the 55% Case or the 100% Case, using the assumptions above, will not impact the estimated dividends per New Alinta share disclosed in the Booklet.

4.3 Dispute with ACCC regarding the Dampier to Bunbury Gas Pipeline

On 14 September 2006; the ACCC made an application to the Federal Court.

The application relates to undertakings in relation to the acquisition and operation of the Dampier to Bunbury Natural Gas Pipeline (**DBNGP**) which were given by Alinta (and others) to the ACCC on 22 October 2004 pursuant to section 87B of the Trade Practices Act (**DBNGP Undertaking**).

The ACCC has alleged that the secondment of an Alinta employee, and that employee's alleged involvement in commercial negotiations between DBNGP Holdings Pty Ltd (and/or, other companies) and shippers on the DBNGP, is in breach of the DBNGP Undertaking.

The ACCC has, among other things, sought:

(i) declarations in relation to the alleged conduct;

(ii) an order directing Alinta to comply with the DBNGP Undertaking;

(iii) an order for Alinta to terminate the employee's secondment;

(iv) an order for payment to the Commonwealth in relation to any financial benefit it has obtained and that is reasonably attributable to the alleged breach; and

(v) such orders as the Federal Court considers appropriate for the compensation of any other person who suffered loss or damage as a result of the alleged breach of the DBNGP Undertaking.

Alinta is considering the allegations made by the ACCC.

The DBNGP Undertaking allows staff of AAM (a wholly owned subsidiary of Alinta) to be involved in commercial negotiations between DBNGP Holdings Pty Ltd (and/or DBNGP (WA) Transmission Pty Ltd) and shippers on the DBNGP. Alinta staff (other than AAM staff) generally cannot be involved in such negotiations.

Alinta believes that it did not obtain a commercial gain, nor that there has been any anti-competitive effect, as a result of the matters the subject of the ACCC's allegations.

4.4 Dispute with ESC

In Section 3.2(a)(i) of the Booklet (page 78), it is noted that Alinta is in dispute with the ESC. Proceedings have been commenced by Alinta Asset Management Pty Ltd (**AAM**) in the Supreme Court of Victoria regarding whether or not AAM is required to be licensed under section 22 of the *Gas Industry Act 2001* (Vic) and whether AAM is required to comply with the Gas Code arising out of the services provided by it in connection with the Multinet gas distribution network. The matter is at a preliminary stage and has not been set a hearing date.

4.5 Options granted by Alinta

Section 6.2(b)(iv)(B) of the Booklet (page 146) refers to certain option deeds entered into by members of the Alinta Group in respect of a total of 12 million AGL Shares (**Option Shares**). All the option holders have exercised their rights to call for the Option Shares and, accordingly, the Option Shares have been sold and transferred to the option holders.

4.6 Growth Opportunities

Section 3.4(b) of the Booklet (page 88) states that a key element of Alinta's strategy is the pursuit of new growth opportunities. At any one time, Alinta will typically have several transactions at various stages of consideration which may or may not come to fruition. Alinta is currently participating in the

24

competitive bid process being conducted by the Queensland Government in relation to the Allgas distribution network business in South East Queensland and Northern New South Wales. Bids must be lodged before the date of the Scheme Meetings.

In addition, Alinta is participating, or considering participating, in bid processes for other assets where final bids are not due in until after the expected Effective Date for the AGL Scheme (11 October 2006). Alinta has not yet made a decision whether to submit a final bid in respect of any of these other possible acquisitions. If Alinta does lodge a bid in respect of future acquisitions (ie after the Effective Date for the AGL Scheme), there is no certainty that it will be successful having regard to the competitive nature of these processes.

An area which Alinta has previously investigated, and which remains of significant ongoing interest, is water infrastructure assets in the United Kingdom.

As stated in the Booklet (page 89), any further acquisitions will be funded by the assumption of additional debt and, for substantial transactions, an issue of securities. Any issue of securities is likely to be made by way of placement, pro rata rights issue to existing shareholders, or by a combination of the two. If the Recommended Proposal is approved and takes effect, any issue of securities to fund these possible acquisitions will necessarily occur at the New Alinta level.

5 INDEPENDENT EXPERT

Grant Samuel, the Independent Expert, has reviewed the additional information in this Supplementary Booklet and confirmed that its opinion, namely that the Recommended Proposal is in the best interests of AGL Shareholders, has not changed. A letter from Grant Samuel in this regard is attached as Schedule 2.

6 ADDITIONAL INFORMATION

6.1 Preparation of, and responsibility for, this Supplementary Booklet

Except as outlined below, this Supplementary Booklet has been prepared by AGL and the AGL Board as at the date of this Supplementary Booklet and AGL and those directors are responsible for this Supplementary Booklet.

The last sentence of the second and third final paragraphs in Section 2.2, the statements and information in Section 4 and the information relating to New Alinta in the column entitled "Previous forecast" in Figure 2 in Section 3 are Alinta Information which means that they have been prepared by Alinta and provided to AGL for inclusion in this Supplementary Booklet to enable the Booklet and this Supplementary Booklet to comply with all legal requirements under the Corporations Act, the Corporations Regulations and ASIC Policy Statements 60 and 142.

Alinta is responsible for the Alinta Information and no member of the AGL Group (including for the avoidance of doubt, AGL Energy and its Subsidiaries) has verified the Alinta Information and accordingly disclaims responsibility and liability for the Alinta Information.

6.2 Voting

As stated in the Booklet, AGL Shareholders can vote by:

- attending the AGL Scheme Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend the AGL Scheme Meeting and vote on their behalf.

Further details in relation to appointing a proxy are included in the Notice of AGL Scheme Meeting in part 1 of Schedule 4 to this Supplementary Booklet.

If you have already returned a proxy form to the AGL Share Registry in relation to the AGL Scheme Meeting that proxy will remain valid unless you revoke that proxy. You can revoke a proxy either by sending a letter to that effect to the AGL Share Registry or returning a new proxy form to the AGL Share Registry, in each case by no later than 11.00am on 4 October 2006.

The proxy form appoints the proxy holder to represent the AGL Shareholder generally, as well as to vote on the resolutions. If the grantor of a proxy has already instructed an AGL Director to vote as proxy in favour of the original AGL Scheme, the proxy intends to exercise the authority to represent the AGL Shareholder generally to vote in favour of both the resolution to amend the AGL Scheme and the resolution to approve the AGL Scheme as amended.

Even if you have returned a proxy form in relation to the AGL Meetings and do not want to change your instructions, the AGL Directors encourage AGL Shareholders to lodge a new proxy for the AGL Scheme Meeting giving specific instructions for both resolutions to be considered at the meeting. A new proxy form including reference to both the resolutions which will now be proposed to the AGL Scheme Meeting is included with this Supplementary Booklet.

If you have any questions about the voting process please call the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +612 8280 7012 (international) between 8.30am and 5.30pm (Sydney time Monday to Friday).

6.3 Consent

(a) Consent to be named and to the inclusion of information

The following parties have given and have not, before the time of registration of this Supplementary Booklet by ASIC, withdrawn their written consent to the inclusion of the following information in this Supplementary Booklet in the form and context in which it is included and to all references in this Supplementary Booklet to that information in the form and context in which they appear:

- Grant Samuel – to be named as the Independent Expert and to the inclusion of the letter in Schedule 2 and other statements in this Supplementary Booklet said to be based on statements made by Grant Samuel;
- Greenwoods & Freehills Pty Limited - to be named as tax advisor and to the inclusion of the letter contained in Schedule 1 and other statements in this Supplementary Booklet said to be based on statements made in that letter or the taxation report contained in Section 8 of the Booklet;
- Alinta – as to the inclusion in this Supplementary Booklet of the additional Alinta Information contained in the Supplementary Booklet and the statements in Section 6.1 of this Supplementary Booklet;
- Deloitte Corporate Finance – to be named as the Independent Reviewer of Directors' Forecasts and to the inclusion of statements in this Supplementary Booklet said to be based on statements made by Deloitte Corporate Finance; and
- Deloitte Touche Tohmatsu – to be named as the Investigating Accountant and to the inclusion of statements in this Supplementary Booklet said to be based on statements made by Deloitte Touche Tohmatsu.

(b) Disclaimers of responsibility

Each person named in Section 6.3(a):

- has not authorised or caused the issue of this Supplementary Booklet;

26

- does not make, or purport to make, any statement in this Supplementary Booklet or any statement on which a statement in this Supplementary Booklet is based other than a statement included in this Supplementary Booklet with the consent of that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Supplementary Booklet, other than a reference to its name and any statement or report which has been included in this Supplementary Booklet with the consent of that person.

6.4 Purpose of this Supplementary Booklet

The purpose of this Supplementary Booklet is to provide information to AGL Shareholders, in accordance with Part 5.1 of the Corporations Act, about significant new matters that have arisen or changed since the Booklet was lodged for registration by ASIC on 29 August 2006. This Supplementary Booklet supplements the Booklet and, together with the Booklet, is the explanatory statement required by Part 5.1 of the Corporations Act in relation to the AGL Scheme.

This Supplementary Booklet is issued by The Australian Gas Light Company ACN 052 167 405.

6.5 Role of ASIC and ASX

A copy of this Supplementary Booklet has been examined and registered by ASIC for the purposes of section 412(6) of the Corporations Act. A copy of this Supplementary Booklet has been lodged with ASX. Neither ASIC, ASX nor any of their officers take any responsibility for the contents of this document.

6.6 Investment decisions

This Supplementary Booklet does not take into account the investment objectives, financial situation or particular needs of any AGL Shareholder or any other person. This Supplementary Booklet should not be relied upon as the sole basis of any investment decision in relation to AGL Shares, AGL Energy Shares, New Alinta Shares, Converting Shares or any other securities, and independent financial and taxation advice should be sought before making any such investment decision.

6.7 Defined terms

Unless otherwise provided, any capitalised terms used in this Supplementary Booklet have the meaning given to them in the Booklet.

6.8 Date

This Supplementary Booklet is dated 21 September 2006.

Schedule 1

Greenwoods & Freehills Pty Limited Letter

Greenwoods
& Freehills

20 September 2006

Doc no Greenwoods\003744734

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Scheme of Arrangement
Supplementary Scheme Booklet

The Australian Gas Light Company ("**AGL**") has asked us to set out our views on the implications of the Australian Taxation Office ("**ATO**") not issuing the requested Class Ruling for AGL Shareholders in respect of the AGL Scheme prior to the scheme being implemented.

Capitalised terms not defined in this letter have the meaning given to them in the Booklet.

1 Background

One of the conditions which must be satisfied before the AGL Scheme can be implemented is that a class ruling be published by the ATO confirming the Australian tax treatment of AGL Shareholders.

This week, the ATO advised AGL that it will not publish the class ruling requested for the AGL Shareholders until after the AGL Scheme is implemented. Although some matters are yet to be resolved, AGL expects that the ATO will issue a favourable draft class ruling prior to the AGL Scheme Meeting.

AGL has asked the ATO to undertake, in the event that the draft class ruling is favourable, to issue no later than one month after the Implementation Date a class ruling which does not differ materially from the draft class ruling.

2 Our view

In our view:

- The ATO does appear to have developed a practice, in relation to buy-back transactions, of not issuing a finalised class ruling before the transaction has been implemented. It appears that the practice has developed in order that all relevant details (ie, dates and amounts) can be recorded in the finalised class ruling. Although the conversion of the New Alinta Convertible Shares should involve no dividend component (thus is akin to

a capital reduction), the conversion is effected by a buy-back and falls within the scope of the ATO practice.

- A number of recent significant buy-backs undertaken by public companies (eg, Coles Myer Limited, BHP Billiton Limited and St George Limited) have been implemented before a finalised class ruling was issued. That is, these buy-backs proceeded on the basis of a draft class ruling.
- Although a draft ruling is not binding on the ATO, we are not aware of any cases where the analysis and conclusions contained in a finalised class ruling differ materially from those in the draft class ruling issued in respect of the relevant transaction.

Accordingly, if the ATO provides the requested undertaking, then in our view the risk of the ATO not issuing a class ruling for the benefit of AGL shareholders which confirms the tax treatment described in Section 8 of the AGL Scheme Booklet is low.

3 Alternative scenarios

However if, contrary to our view, the ATO does not ultimately issue a favourable class ruling and the AGL Scheme is implemented, eligible AGL Shareholders will not have the comfort that the tax treatment set out in Section 8 of the AGL Scheme Booklet will apply.

That is, without the requested class ruling, the ATO would not be legally bound to assess AGL Shareholders on the following basis:

- CGT rollover relief is available for eligible AGL Shareholders in relation to the exchange of AGL Shares for New Alinta Ordinary Shares and Converting Shares under the AGL Scheme.

  In the absence of CGT rollover relief, eligible AGL Shareholders who acquired their AGL Shares after 19 September 1985 would make a capital gain to the extent that the market value of the New Alinta Ordinary Shares and Converting Shares they receive exceeds the AGL Shareholder's cost base in their AGL Shares.
- No part of the market value of the AGL Energy Shares received by eligible AGL Shareholders is determined under capital streaming anti-avoidance provisions to be an (assessable) unfranked dividend.
- CGT rollover relief is available for eligible AGL Shareholders on conversion of their Converting Shares into AGL Energy Shares.

  The non-availability of CGT rollover relief would only have material tax consequence for eligible AGL Shareholders if the CGT rollover in relation to the exchange of shares under the AGL Scheme were available. In that case, eligible AGL Shareholders who choose for CGT rollover relief to apply to the exchange of shares would make a taxable capital gain to the extent the market value of the AGL Energy Shares they receive exceeds their cost base for the Converting Shares they receive under the AGL Scheme (ie, the proportion of the cost base of their AGL Shares that can reasonably be attributed to the Converting Shares).

* * * * *

Yours sincerely

GREENWOODS & FREEHILLS PTY LIMITED

per:

Schedule 2

Grant Samuel letter

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2004
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

21 September 2006

The Directors
The Australian Gas Light Company
AGL Centre
72 Christie Street
St Leonards NSW 2065

Dear Directors

Proposed Transaction

We refer to the AGL Supplementary Scheme Booklet dated 21 September 2006 setting out information on matters which have arisen or changed since the release of the AGL Scheme Booklet dated 29 August 2006. Specifically, the additional information (using terms as defined in Grant Samuel's independent expert's report dated 28 August 2006) encompasses the following matters:

AGL and New AGL

- removal of GasValpo from AGL Infrastructure and consequential adjustment to net merger value;
- status of the ATO class ruling condition;
- proposed additional New AGL directors;
- interruption to PNG oil production; and
- supplementary financial information in relation to New AGL being updated financial information on New AGL (reflecting PNG oil production interruption and revised treatment for GasValpo) and management and statutory reporting forecast reconciliation.

Alinta and New Alinta

- Alinta's intentions regarding APT;
- proposed new ACCC undertakings in relation to APT and the Agility contracts for MSP and PGP;
- Takeovers Panel and Federal Court proceedings relating to APT;
- the exercise of call options granted by Alinta over 12 million shares in AGL;
- update in relation to growth opportunities;
- dispute with ACCC in relation to the Dampier Bunbury Natural Gas Pipeline; and
- dispute with Essential Services Commission in relation to licensing of Alinta Asset Management.

Grant Samuel has considered this additional information and the implications for AGL shareholders in so far as it has an impact on or consequences for the Proposed Transaction. On the basis of material provided by AGL and Alinta, Grant Samuel confirms that the additional information set out in the AGL Supplementary Scheme Booklet would have no impact on its opinion in relation to the Proposed Transaction. Grant Samuel remains of the view that the Proposed Transaction is in the best interests of AGL shareholders.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985

Schedule 3

Proposed amended AGL Scheme of Arrangement

SCHEME OF ARRANGEMENT MADE UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

Date:

Parties

1 **The Australian Gas Light Company ACN 052 167 405** of 72 Christie Street, St Leonards, NSW, 2065 (**AGL**)

2 **The holders of fully paid ordinary shares issued in the capital of The Australian Gas Light Company**

Recitals

A AGL is a public company incorporated in the State of New South Wales. It is admitted to the official list of ASX and AGL Shares are quoted on the stock market conducted by ASX.

B AGL has 455,910,464 AGL Shares on issue.

C Alinta Group holds the Excluded AGL Shares and will continue to hold those shares as at the Effective Date.

D AGL Energy is a company incorporated in the State of New South Wales. It is a wholly owned subsidiary of AGL.

E New Alinta Co and New Alinta Co Sub, a wholly owned subsidiary of New Alinta Co, are companies incorporated in the State of Victoria.

F AGL, AGL Energy, Alinta and New Alinta Co have entered into the Merger Implementation Agreement and the Transaction Implementation Deed pursuant to which, among other things, AGL has agreed to propose and subject to the satisfaction of certain conditions implement this Scheme and Alinta has agreed to propose and subject to the satisfaction of certain conditions implement the Alinta Scheme. New Alinta Co Sub is a party to the Transaction Implementation Deed.

G If this Scheme becomes effective, then:

(a) the Scheme Shares will be transferred to New Alinta Co Sub;

(b) New Alinta Co will provide the Scheme Consideration to the Scheme Participants;

(c) New Alinta Co will undertake the Buy Back of all New Alinta Co Converting Shares; and

(d) AGL Energy will allot and issue AGL Energy Shares to the Scheme Participants (or to the Nominee in respect of Scheme Participants who are Ineligible Overseas AGL Shareholders) by way of consideration for the Buy Back of the New Alinta Co Converting Shares,

each step to be taken in accordance with the provisions of this Scheme.

H AGL Energy has entered into the AGL Energy Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform its obligations under this Scheme, the Merger Implementation Agreement, the Buy Back Agreement and the Transaction Implementation Deed.

I New Alinta Co has entered into the New Alinta Co Deed Poll for the purpose of covenanting in favour of the Scheme Participants and the Alinta Scheme Participants to perform its obligations under this Scheme and the Alinta Scheme (as the case may be), the Merger Implementation Agreement, the Buy Back Agreement and the Transaction Implementation Deed.

J AGL has procured or proposes to procure that the Nominee covenants in favour of Scheme Participants and Alinta Scheme Participants to perform its obligations under this Scheme and the Alinta Scheme in accordance with the Nominee Deed Poll.

The parties agree

1. Definitions and interpretation

1.1 Definitions

In this Scheme, unless the contrary intention appears or the context requires otherwise:

AGL Board means the board of directors of AGL from time to time.

AGL Constitution means the constitution of AGL.

AGL Directors means the directors of AGL as at the date of the Booklet.

AGL Energy means AGL Energy Limited ACN 115 061 375.

AGL Energy Deed Poll means the deed poll dated 28 August 2006 executed by AGL Energy in favour of the Scheme Participants (subject to any amendments permitted by its terms).

AGL Energy Share means a fully paid ordinary share in the capital of AGL Energy.

AGL Share means a fully paid ordinary share in the capital of AGL.

AGL Share Register means the register of AGL Shareholders maintained under section 169 of the Corporations Act.

AGL Shareholder means a person who is registered in the AGL Share Register as the holder of AGL Shares.

Alinta means Alinta Limited ACN 087 857 001.

Alinta Group means Alinta and its Subsidiaries.

Alinta Scheme means the scheme of arrangement between Alinta and its shareholders made under section 411 of the Corporations Act 2001 (Cth) dated on or about the date of this Scheme, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Alinta Scheme Consideration means "Scheme Consideration", as that term is defined in the Alinta Scheme.

Alinta Scheme Participant means "Scheme Participant", as that term is defined in the Alinta Scheme.

Alinta Scheme Shares means "Scheme Shares", as that term is defined in the Alinta Scheme.

Alinta Share Register means the register of Alinta shareholders maintained under section 169 of the Corporations Act.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities & Investments Commission.

ASX means the Australian Stock Exchange Limited ABN 98 008 624 691.

Booklet means the booklet dated 29 August 2006 approved by the Court under section 411(1) of the Corporations Act for distribution to AGL Shareholders explaining the Scheme and containing, among other things, the explanatory statement as required by Part 5.1 of the Corporations Act in relation to the Scheme.

Business Day means a business day as defined in the Listing Rules.

Buy Back means the buy back, in accordance with clause 3.2, of all the New Alinta Co Converting Shares in consideration for the issue of AGL Energy Shares.

Buy Back Agreement means the agreement of that name between New Alinta Co, AGL Energy and the holders of New Alinta Co Converting Shares to be entered into under and in accordance with the constitution of New Alinta Co.

Buy Back Participant means the New Alinta Co Converting Shareholders on the Buy Back Record Date.

Buy Back Record Date means the time on the Implementation Date immediately after the New Alinta Co Converting Share Register has been updated under clause 3.6(b) to record the information about the holders of those shares following the issue of the New Alinta Co Converting Shares in accordance with this Scheme.

CHESS means the Clearing House Electronic Subregister System.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Effective Date means the date on which the office copy of the Court order approving the Scheme under section 411(4)(b) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Scheme, that earlier date.

Excluded AGL Shares means 78,904,997 AGL Shares out of the 90,904,997 AGL Shares which, at 22 June 2006, were registered in the name of, and beneficially owned by Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited).

GST has the same meaning as GST in the GST Act.

GST Act means A New Tax System (Goods & Services Tax) Act 1999 (Cth).

Implementation Date means 10 Business Days after the Effective Date and the effective date of the Alinta Scheme (which will be the same day) or such other date as agreed by AGL and Alinta.

Ineligible Overseas AGL Shareholder means a Scheme Participant whose Registered Address is in any jurisdiction other than:

(a) Australia and its external territories;

(b) New Zealand;

(c) the United States of America;

(d) Hong Kong;

(e) Japan;

(f) Singapore; or

(g) the United Kingdom;

(Overseas AGL Shareholder), other than an Overseas AGL Shareholder in respect of whom New Alinta Co and AGL Energy are satisfied that the laws of the Overseas AGL Shareholder's country of residence (as shown in the AGL Share Register) would permit the issue of the Scheme Consideration and AGL Energy Shares to the Overseas AGL Shareholder, either unconditionally or after compliance with conditions which New Alinta Co and AGL Energy in their sole discretion regard as acceptable and not unduly onerous.

Listing Rules means the listing rules of ASX from time to time as modified by any express written waiver or exemption given by ASX.

Merger Implementation Agreement means the agreement dated 22 June 2006 between AGL, AGL Energy, Alinta and New Alinta Co to carry into effect the Scheme.

Net Merger Value means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date.

New Alinta Co means Alinta Mergeco Limited ACN 119 985 590.

New Alinta Co Converting Share means a fully paid converting share in the capital of New Alinta Co.

New Alinta Co Converting Share Register means the register of New Alinta Co Converting Shareholders maintained under section 169 of the Corporations Act.

New Alinta Co Converting Shareholder means a person who is registered in the New Alinta Co Converting Share Register as the holder of New Alinta Co Converting Shares.

New Alinta Co Deed Poll means the deed poll dated 28 August 2006 executed by New Alinta Co in favour of the Scheme Participants and Alinta Scheme Participants (subject to any amendments permitted by its terms).

New Alinta Co Ordinary Share means a fully paid ordinary share in the capital of New Alinta Co.

New Alinta Co Ordinary Share Register means the register of the holders of New Alinta Co Ordinary Shares maintained under section 169 of the Corporations Act.

New Alinta Co Sub means Numar Pty Limited ACN 118 926 131.

Nominee has the meaning given to that term in clause 3.5(b).

Nominee Deed Poll means the deed poll which AGL has procured or proposes to procure the Nominee to enter into in favour of Scheme Participants and Alinta Scheme Participants (subject to any amendments permitted by its terms).

Official List means the official list of the ASX.

Record Date means 7:00pm on the fifth Business Day after the Effective Date, or such other date as may be agreed by AGL and Alinta.

Registered Address means, in relation to a Scheme Participant, the address of that Scheme Participant shown in the AGL Share Register on the Record Date.

Scheme means the scheme of arrangement between AGL and AGL Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Consideration means, in respect of each AGL Share:

(a) the fraction of a New Alinta Co Ordinary Share given by the Net Merger Value divided by $10.80 divided by the number of Scheme Shares on issue at the Record Date; and

(b) one New Alinta Co Converting Share,

each to be allotted and issued subject to, and as provided for by, this Scheme.

Scheme Meetings means the meetings of AGL Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider the Scheme being:

(a) a meeting of the holders of AGL Shares other than the holders of the Excluded AGL Shares; and

(b) a meeting of the holders of the Excluded AGL Shares.

Scheme Participant means a person registered on the AGL Share Register at the Record Date as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.

Scheme Share means all AGL Shares on issue at the Record Date other than the Excluded AGL Shares.

Second Court Date means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme is first heard.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of Part 1.2, Division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any approved accounting standard.

Transaction Implementation Deed means the deed dated 22 June 2006 between AGL, Alinta, New Alinta Co, AGL Energy and New Alinta Co Sub.

1.2 Interpretation

In this Scheme, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Sydney, Australia;

(k) a reference to 'dollars' or '$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, that act, matter or thing shall be done on the next Business Day.

2. Conditions

2.1 Conditions precedent to the Scheme

This Scheme is conditional upon the satisfaction of each of the following conditions precedent:

(a) each condition precedent set out in clause 3.1 of the Merger Implementation Agreement, other than the condition precedent set out in clause 3.1(a), is satisfied or, subject to the terms of the Merger Implementation Agreement, waived or taken to have been waived;

(b) Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited) is registered in the AGL Share Register as the holder of the Excluded AGL Shares on the Second Court Date; and

(c) the Effective Date for this Scheme occurs on the same date as the date on which an office copy of the Court order approving the Alinta Scheme, under section 411(4)(b) of the Corporations Act, is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Alinta Scheme, that earlier date.

2.2 Certificate in relation to conditions

AGL must provide to the Court on the Second Court Date a certificate which is authorised by the AGL Board and signed by at least one AGL Director (or such other evidence as the Court may request) confirming whether or not the conditions precedent set out in clause 3.1 of the Merger Implementation Agreement, other than the condition precedent set out in clause 3.1(a), have been satisfied or, subject to the terms of that agreement, waived or taken to be waived. The certificate constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

2.3 Effective Date

This Scheme takes effect on the Effective Date.

2.4 End Date

This Scheme lapses and has no further force or effect if the Effective Date is not on or before 31 December 2006 (or such later date agreed by AGL and Alinta in writing and, if required, approved by the Court).

3. Scheme

3.1 The Scheme

(a) The Scheme Shares, together with all rights and entitlements attaching to those shares as at the Implementation Date, will, without the need for any further act by any Scheme Participant (other than acts performed by AGL or its directors as attorney or agent for Scheme Participants under clauses 3.3 and 5.1), be transferred to New Alinta Co Sub on the Implementation Date (but only after the New Alinta Co Ordinary Share Register has been updated to record the issue of the Alinta Scheme Consideration pursuant to clause 3.5(a) of the Alinta Scheme) and the transfer will be deemed to be effective immediately after the time on the Implementation Date that the New Alinta Co Ordinary Share Register has been updated to record the issue of the Alinta Scheme Consideration pursuant to clause 3.5(a) of the Alinta Scheme.

(b) Each Scheme Participant shall, subject to the terms of the Scheme, for each Scheme Share held by that Scheme Participant be issued with the fraction of a New Alinta Co Ordinary Share given by the Net Merger Value divided by $10.80 divided by the number of Scheme Shares on issue at the Record Date.

(c) Each Scheme Participant shall, subject to the terms of the Scheme, be issued with one New Alinta Co Converting Share for each Scheme Share held by that Scheme Participant.

(d) New Alinta Co will not issue fractional New Alinta Co Ordinary Shares under the Scheme. If a Scheme Participant becomes entitled to a fraction of a New Alinta Co Ordinary Share then the number of New Alinta Co Ordinary Shares to be issued to that Scheme Participant will, subject to paragraph (e), be rounded up or down to

the nearest whole number of New Alinta Co Ordinary Shares, with fractions of 0.5 rounded up to the nearest whole number of New Alinta Co Ordinary Shares.

(e) If either AGL or Alinta reasonably believes that an AGL Shareholder has manipulated its holding of AGL Shares to take advantage of the rounding up (for example by splitting one holding of AGL Shares into a number of holdings of AGL Shares) then all fractional entitlements of that AGL Shareholder will be aggregated and rounded down, in all cases, to the nearest whole number of New Alinta Co Ordinary Shares.

3.2 Buy Back of New Alinta Co Converting Shares

(a) On the Implementation Date, after AGL has registered New Alinta Co Sub as the holder of the Scheme Shares in the AGL Register under clause 3.6(c), New Alinta Co will Buy Back all the New Alinta Co Converting Shares that are held by the New Alinta Co Converting Shareholders on the Buy Back Record Date.

(b) AGL Energy must issue to each Buy Back Participant one AGL Energy Share for each New Alinta Co Converting Share that is bought back from a Buy Back Participant under the Buy Back.

3.3 Transfer of Scheme Shares

For the purpose of transferring the Scheme Shares to New Alinta Co Sub in accordance with clause 3.1(a), each Scheme Participant irrevocably appoints AGL and each AGL Director severally as its true and lawful attorney, with effect from the Effective Date with power:

(a) in the case of Scheme Shares in a CHESS Holding:

(i) to cause a message to be transmitted to ASTC in accordance with ASTC Settlement Rules so as to transfer to New Alinta Co Sub the Scheme Shares held by the Scheme Participant from the CHESS sub-register of AGL to the issuer sponsored sub-register operated by AGL notwithstanding that, at the time of such transfer, the Scheme Consideration which is due under this Scheme has not been provided to the Scheme Participants; or

(ii) to complete and sign on behalf of Scheme Participants any required form of transfer to New Alinta Co Sub of such shares (which may be a master transfer of all Scheme Shares);

(b) in the case of Scheme Shares that are registered in the issuer sponsored sub-register operated by the AGL Share Registry, to complete and sign on behalf of Scheme Participants any required form for the transfer to New Alinta Co Sub of such shares (which may be a master transfer of all Scheme Shares); and

(c) in the case of all Scheme Shares, to exercise all powers and rights which the Scheme Participant could lawfully exercise as the registered holder of the Scheme Shares including without limitation attending and voting at any meeting of AGL (which meeting the Scheme Participant undertakes not to otherwise attend or vote at in person or by proxy or other representative), requisitioning any meeting of AGL and doing all things incidental and ancillary to any of the foregoing and it is acknowledged and agreed that in exercising such powers the attorney may act in the interests of New Alinta Co Sub as the intended registered holder of those shares.

3.4 Issue of Scheme Consideration

New Alinta Co must allot and issue the Scheme Consideration to the Scheme Participants in accordance with, but subject to the terms of, this Scheme on the Implementation Date.

3.5 Ineligible Overseas AGL Shareholders

(a) The right to receive Scheme Consideration in accordance with clause 3.1 will not be available to an Ineligible Overseas AGL Shareholder.

(b) The Scheme Consideration that would, but for clause 3.5(a), have been issued to an Ineligible Overseas AGL Shareholder will instead be issued to a person nominated by AGL and Alinta (**Nominee**) and the following provisions of this clause 3.5 shall apply.

(c) Where the Nominee is issued with New Alinta Co Ordinary Shares under paragraph (b), AGL shall cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 20 Business Days after the Implementation Date, to offer all such New Alinta Co Ordinary Shares for sale on ASX in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Ineligible Overseas AGL Shareholder). For the avoidance of doubt, such a sale may be made during the period when the New Alinta Co Ordinary Shares are being quoted for trading on ASX on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all such New Alinta Co Ordinary Shares, to remit the proceeds of such sale of all such New Alinta Co Ordinary Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL.

(d) Within 5 Business Days after the receipt by AGL of the remittance under clause 3.5(c)(ii), AGL must do all things required to ensure the payment by cheque in Australian dollars to each Ineligible Overseas AGL Shareholder of that proportion of the net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) of all such New Alinta Co Ordinary Shares as is equal to the proportion that the number of New Alinta Co Ordinary Shares issued to the Nominee under clause 3.5(b) in respect of that Ineligible Overseas AGL Shareholder bears to the total number of New Alinta Co Ordinary Shares issued to the Nominee under clause 3.5(b) in respect of all such Ineligible Overseas AGL Shareholders.

(e) Where AGL Energy Shares are issued to the Nominee by way of consideration for the Buy Back of New Alinta Co Converting Shares that are issued to the Nominee under clause 3.5(b), AGL shall cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 20 Business Days after the Implementation Date, to offer all such shares for sale on ASX in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Ineligible Overseas AGL Shareholder). For the avoidance of doubt such a sale may be made during the period when the AGL Energy Shares are being quoted for trading on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all such AGL Energy Shares, to remit the proceeds of

such sale of all such AGL Energy Shares (after deduction of any fees and taxes or other charges or costs of sale) to AGL.

(f) Within 5 Business Days after the receipt by AGL of the remittance under clause 3.5(e)(ii), AGL must do all things required to ensure the payment by cheque in Australian dollars to each Ineligible Overseas AGL Shareholder of that proportion of the net proceeds of sale (after deduction of any fees and taxes or other charges or costs of sale) of all such AGL Energy Shares as is equal to the proportion that the number of the New Alinta Co Converting Shares issued to the Nominee under clause 3.5(b) in respect of that Ineligible Overseas AGL Shareholder bears to the total number of New Alinta Co Converting Shares issued to the Nominee under clause 3.5(b) in respect of all such Ineligible Overseas AGL Shareholders.

(g) Each Ineligible Overseas AGL Shareholder appoints AGL as its agent to receive on its behalf any financial services guide or other notices which may be given by the Nominee to Ineligible Overseas AGL Shareholders.

3.6 Registration and Holding Statements

(a) New Alinta Co must register, or cause to be registered, the Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders), as the holders of the New Alinta Co Ordinary Shares to which they become entitled under this Scheme on either an uncertificated issuer sponsored sub-register of New Alinta Co Ordinary Shares operated by New Alinta Co or on an uncertificated CHESS sub-register of New Alinta Co Ordinary Shares operated by New Alinta Co, as determined by New Alinta Co in its absolute discretion, such registration to occur on the Implementation Date, immediately after the transfer of the Scheme Shares to New Alinta Co Sub takes effect under clause 3.1(a).

(b) New Alinta Co must register, or cause to be registered, the Scheme Participants (other than the Ineligible Overseas AGL Shareholders) and the Nominee (in respect of the Ineligible Overseas AGL Shareholders), as the holders of the New Alinta Co Converting Shares, to which they become entitled under this Scheme on the New Alinta Co Converting Share Register such registration to occur on the Implementation Date, immediately after the transfer of the Scheme Shares to New Alinta Co Sub takes effect under clause 3.1(a).

(c) On the Implementation Date, immediately after Alinta has in accordance with clause 3.5(b) of the Alinta Scheme registered New Alinta Co Sub as the holder of the Alinta Scheme Shares in the Alinta Share Register, New Alinta Co Sub must (as transferee) execute the share transfer forms (or master share transfer form) referred to in clauses 3.3(a) and 3.3(b) and must deliver that executed form or those executed forms to AGL for registration, and AGL must then immediately register New Alinta Co Sub as the holder of the Scheme Shares in the AGL Share Register.

(d) AGL Energy must register, or cause to be registered, the Buy Back Participants as the holders of the AGL Energy Shares to which they become entitled under the Buy Back on either an uncertificated issuer sponsored sub-register of AGL Energy Shares operated by AGL Energy or on an uncertificated CHESS sub-register of AGL Energy Shares operated by AGL Energy, as determined by AGL Energy in its absolute discretion, such registration to occur within 5 Business Days after the Buy Back Record Date.

(e) On, or as soon as practicable after, the Implementation Date, New Alinta Co must forward holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares to the Scheme Participants, including to the Nominee in

respect of the Ineligible Overseas AGL Shareholders, who become entitled to those securities under this Scheme.

(f) No share certificates or holding statements are to be sent to the Scheme Participants, including the Nominee in respect of the Ineligible Overseas AGL Shareholders, for the New Alinta Co Converting Shares that are to be issued to them under the Scheme.

(g) Within 5 Business Days after the Buy Back Record Date, AGL must cause AGL Energy to forward holding statements or notices confirming the issue and allotment of the AGL Energy Shares to the Buy Back Participants who become entitled to those securities under the Buy Back.

(h) Holding statements or notices confirming the issue and allotment of New Alinta Co Ordinary Shares and AGL Energy Shares are to be sent respectively to the Scheme Participants (other than Ineligible Overseas AGL Shareholders) or to the Nominee (in respect of the Ineligible Overseas AGL Shareholders) as the case may be and to the Buy Back Participants by prepaid post to their Registered Address and in the case of Scheme Participants and Buy Back Participants that are joint holders of AGL Shares such holding statements or notices must be forwarded to the holder whose name appears first in the AGL Share Register on the Record Date.

(i) Each Scheme Participant agrees for all purposes to becoming a member of New Alinta Co without the need for further act on its part and each of them agrees to be bound by the Constitution of New Alinta Co.

(j) Each Buy Back Participant agrees for all purposes to becoming a member of AGL Energy without the need for further act on its part and each of them agrees to be bound by the Constitution of AGL Energy.

4. Dealings in AGL Shares

4.1 Dealings in AGL Shares by Scheme Participants

For the purposes of establishing who is a Scheme Participant, dealings in AGL Shares will be recognised by AGL provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered as the holder of the relevant AGL Shares on or before the Record Date; or

(b) in all other cases, registrable transfer or transmission applications in respect of those dealings are received at the place where the AGL Share Register is kept on or before the Record Date,

and AGL will not accept for registration or recognise for the purpose of establishing who are Scheme Participants any transfer or transmission application in respect of AGL Shares received after the Record Date.

4.2 AGL Share Register

For the purpose of determining entitlements to participate in this Scheme, AGL must maintain the AGL Share Register in accordance with the provisions of this clause 4 and the AGL Share Register in this form and the terms of this Scheme solely determine the entitlements to the Scheme Consideration.

4.3 Registration of holdings

AGL must register any registrable transfer or transmission applications received in accordance with clause 4.1(b) on or before the Record Date.

4.4 Holding statements no effect from Record Date

From the Record Date, all holding statements for Scheme Shares as at the Record Date will cease to have effect as documents of title, and each entry on the AGL Share Register at the Record Date will cease to have any effect other than as evidence of the entitlements of Scheme Participants to the Scheme Consideration.

4.5 AGL to provide contact information for Scheme Participants

As soon as practicable after the Record Date and in any event at least 3 Business Days before the Implementation Date, AGL will give to New Alinta Co or procure that New Alinta Co be given details of the name, Registered Address and the number of AGL Shares held by each Scheme Participant, as shown in the AGL Share Register at the Record Date, in whatever form New Alinta Co reasonably requires.

4.6 Excluded AGL Shares

Alinta must ensure that Alinta Group Holdings Pty Limited ABN 34 117 660 081 (formerly called Zeboh Pty Limited) is registered in the AGL Share Register as the holder of the Excluded AGL Shares on the Record Date.

5. General provisions

5.1 Appointment of agent and attorney

Each Scheme Participant without the need for any further act on their part, irrevocably appoints AGL and any of its directors as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of this Scheme;

(b) enforcing the New Alinta Co Deed Poll against New Alinta Co;

(c) enforcing the AGL Energy Deed Poll against AGL Energy;

(d) enforcing the Nominee Deed Poll against Nominee; and

(e) approving the Buy Back, including voting at any meeting of New Alinta Co convened for that purpose, consenting to that meeting being held on short notice and executing any documents necessary or desirable to give effect to the Buy Back of the New Alinta Co Converting Shares issued to them under the Scheme and undertakes not to otherwise attend or vote in person or by proxy or other representative at such meeting,

and AGL accepts such appointment. AGL, as agent of each Scheme Participant, may sub-delegate its functions under this clause 5.1 to all or any of its directors and secretaries (jointly or severally).

5.2 Enforcement of Deeds Poll

AGL undertakes in favour of each Scheme Participant that it will enforce the New Alinta Co Deed Poll against New Alinta Co, the AGL Energy Deed Poll against AGL Energy and

the Nominee Deed Poll against the Nominee in each case on behalf of and as agent and attorney for the Scheme Participants.

5.3 Free of encumbrances

Each Scheme Participant is deemed to have warranted to New Alinta Co Sub and New Alinta Co that all their Scheme Shares (including any rights attaching to those shares) that are transferred to New Alinta Co Sub under this Scheme are, at the date of transfer, fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their Scheme Shares together with any rights attaching to those shares.

5.4 Instructions to AGL

All binding instructions or notifications between a Scheme Participant (other than an Ineligible Overseas AGL Shareholder) and AGL relating to Scheme Shares or a Scheme Participant's status as an AGL Shareholder (including, without limitation, any instructions relating to communications from AGL and whether dividends are to be paid by cheque or into a specified bank account) will, to the extent permitted, from the Record Date be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, New Alinta Co and AGL Energy in respect of respectively the New Alinta Co Ordinary Shares, the New Alinta Co Converting Shares and the AGL Energy Shares that are issued to the Scheme Participants under the Scheme or Buy Back until those instructions or notifications are, in each case, revoked or amended in writing addressed to, as applicable, New Alinta Co or AGL Energy (at its registered address from time to time).

5.5 Scheme Participants' consent

Each Scheme Participant:

(a) consents to AGL doing all things necessary and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Scheme and AGL, as agent of each Scheme Participant may sub-delegate its functions under this clause 5.5(a) to any of its directors and officers, jointly and severally;

(b) acknowledges that the Scheme binds AGL and all of the AGL Shareholders from time to time (including those who do not attend the Scheme Meetings, do not vote at that meeting or vote against the Scheme); and

(c) agrees to the transfer of their AGL Shares, together with all rights and entitlements attaching to those AGL Shares as at the Implementation Date, to New Alinta Co Sub, in accordance with the Scheme.

5.6 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, AGL may, by its counsel or solicitors, and with the consent of New Alinta Co and AGL Energy, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Participant.

5.7 Dealings in New Alinta Co Converting Shares

Except for or in connection with the Buy Back Agreement that is entered into in respect of the New Alinta Co Converting Shares that are issued under the Scheme, AGL will procure that, prior to completion of the Buy Back, New Alinta Co does not accept for

registration or recognise any dealings in respect of New Alinta Co Converting Shares (or any interest in such shares) and no such dealings are permitted.

6. General

6.1 Inconsistencies

To the extent of inconsistency between this Scheme and the AGL Constitution, this Scheme overrides the AGL Constitution and binds AGL and all AGL Shareholders.

6.2 Further assurance

AGL will execute all deeds and other documents and do all acts and things necessary or expedient for the implementation and performance of this Scheme and will, on behalf of Scheme Participants, procure New Alinta Co and AGL Energy to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to New Alinta Co and AGL Energy under this Scheme and the Buy Back.

6.3 Costs

Any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to in this Scheme or the Buy Back Agreement will be paid as provided for in clauses 33.2 and 33.3 of the Merger Implementation Agreement. For the avoidance of doubt, the Scheme Participants do not have to pay any stamp duty, related fines or penalties which are payable on or in respect of this Scheme or any document referred to in this Scheme or the Buy Back Agreement.

6.4 GST

AGL must pay to the Scheme Participants an amount equal to any GST for which the Scheme Participants are liable on any supply by the Scheme Participants under or in connection with the Scheme, without deduction or set off of any other amount.

6.5 Governing law

This Scheme is governed by the laws of the State of New South Wales, Australia.

6.6 Official quotation of AGL Energy Shares

AGL will procure that, on or before the date that the Booklet is despatched to AGL Shareholders, AGL Energy applies to ASX for admission of AGL Energy to the official list of ASX and for AGL Energy Shares to be quoted on ASX (initially on a deferred settlement basis), in each case conditional upon the Court approving this Scheme and the Alinta Scheme pursuant to section 411(4)(b) of the Corporations Act.

6.7 Notices

Any notice or other communication to AGL in respect of this Scheme must be in legible writing and in English and:

(a) addressed as shown below:

Attention: Company Secretary

Address: 72 Christie Street, St Leonards NSW 2065

Fax no: +61 2 9921 2552;

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of AGL in accordance with clause 6.7(a); and

(d) will be regarded as received by AGL:

(i) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day; and

(ii) in any other case, on delivery at the address of AGL as provided in clause 6.7(a), unless that delivery is not made on a Business Day, or after 5:00pm on a Business Day, in which case that communication will be regarded as received at 9:00am on the next Business Day.

6.8 Lodgement of Court Order with ASIC

AGL must lodge with ASIC an office copy of the Court order that approves this Scheme under section 411(4)(b) of the Corporations Act by 5.00pm on the second Business Day after the day on which the Court approves this Scheme.

Schedule 4

Notices of Meeting – AGL Meetings

1. Notice of Court-ordered AGL Scheme Meeting

By an order of the Federal Court of Australia made on 21 September 2006 pursuant to section 411(1) of the Corporations Act, a meeting of shareholders of The Australian Gas Light Company (**Company**) (other than Alinta Group Holdings Pty Ltd ABN 34 117 660 081) will be held at City Recital Hall, Angel Place, Sydney on 6 October 2006 at 10.30am.

The Court has also directed that Mark Johnson act as Chairman of the Meeting or failing him Graham Reaney, and has directed the Chairman to report the result of the Meeting to the Court.

The purpose of the meeting is to consider and, if thought fit, to agree to an amendment to a scheme of arrangement proposed to be made between the Company and the holders of its ordinary shares in the manner described in the Supplementary Booklet accompanying this notice, and then to consider the amended scheme of arrangement.

To enable you to make an informed voting decision, further information on the AGL Scheme is set out in the Booklet and the Supplementary Booklet of which this notice forms part. A copy of the amended scheme of arrangement is set out in Schedule 3 to the Supplementary Booklet and its purpose and effect are discussed throughout that document and the Booklet.

Terms used in this notice have the same meaning as set out in the Glossary in Section 11 of the Booklet unless provided otherwise.

(a) Business of the Meeting

Resolutions – AGL Scheme

To consider and, if thought fit, to pass the following resolutions:

1. "That the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet dated 29 August 2006 is amended by varying the definition of Net Merger Value to read as follows:

   > *"**Net Merger Value** means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date."*

   as set out in the revised scheme of arrangement contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 (the **Amended Scheme**)."

2. "That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares, designated the Amended Scheme, as contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 and more particularly described in that Supplementary Scheme Booklet and the Scheme Booklet dated 29 August 2006, is approved (with or without modification as approved by the Federal Court of Australia)."

(b) Voting

Majority required

For the resolutions to be passed, they must be approved by a majority in number of the AGL Shareholders (other than Alinta Group Holdings Pty Ltd) voting (whether in person or by proxy) at the meeting, who must together hold at least 75% of the votes cast on the resolution.

How to vote

AGL Shareholders can vote in either of two ways:

- by attending the Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend the Meeting and vote on their behalf either by:
  - using the proxy form accompanying the Booklet or the Supplementary Booklet, of which this notice forms part; or
  - recording their proxy voting instructions on the internet at www.agl.com.au. To access this facility, AGL Shareholders will need their holder identification number (HIN) or securityholder reference number (SRN), surname or company name (as the case may be) and postcode which are printed on the proxy form which accompanies the Booklet or the Supplementary Booklet.

Instructions on how to appoint a proxy are set out below and are detailed on the back of the proxy form.

Voting in person or by attorney

AGL Shareholders are asked to arrive at the venue from 9.30am to allow for registration for the Meeting. To help facilitate registration for the Meeting, please bring the proxy form accompanying the Supplementary Booklet.

A representative of a company attending the Meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with AGL or the AGL Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the AGL Scheme Meeting, unless previously lodged with AGL or the AGL Share Registry.

Voting by proxy

- An AGL Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the AGL Shareholder's votes that each proxy may exercise, each proxy may exercise half of the votes. However, neither proxy may vote on a show of hands.
- A proxy need not be an AGL Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.

- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the AGL Shareholder's behalf on the poll, and the AGL Shares the subject of the proxy appointment will not be counted in computing the required majority.
- AGL Shareholders who return their proxy form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the Meeting, any other AGL Director or the company secretary of AGL which do not contain a direction will be used to support the resolution to approve the AGL Scheme.
- Completed proxy forms should be sent to the AGL Share Registry using the envelope provided with the Booklet.
- To be effective:
  - proxy forms must be:
    - sent to the AGL Share Registry (using the envelope included with the Booklet) or hand delivered to Level 12, 680 George Street, Sydney NSW 2000;
    - faxed to the AGL Share Registry on (02) 9287 0309 from within Australia or +61 2 9287 0309 from overseas; or
    - sent to AGL's registered office at 72 Christie Street, St Leonards NSW 2065; or
  - electronic proxy voting instructions must be recorded on the internet at www.agl.com.au,

  so that they are received by no later than 11.00am on 4 October 2006. Proxy forms or proxy voting instructions received after this time will be invalid.
- The proxy form must be signed by the AGL Shareholder or the AGL Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the AGL Share Registry at either of the above addresses or by fax by 11.00am on 4 October 2006. If faxed, the power of attorney must be certified.

Important notice

If you have already returned a proxy form to the AGL Share Registry in relation to the AGL Scheme Meeting that proxy will remain valid unless you revoke that proxy. You can revoke a proxy either by sending a letter to that effect to the AGL Share Registry or returning a new proxy form to the AGL Share Registry, in each case by no later than 11.00am on 4 October 2006.

The proxy forms appoint the proxy holder to represent the AGL Shareholder generally, as well as to vote on the resolutions. If the grantor of a proxy has already instructed an AGL director to vote as proxy in favour of the original AGL Scheme, the proxy intends to exercise the authority to represent the AGL Shareholder generally to vote in favour of both the resolution to amend the AGL Scheme and the resolution to approve the AGL Scheme as amended.

Even if you have returned a proxy form in relation to the meetings and do not want to change your instructions, the Directors encourage AGL Shareholders to lodge a new proxy for the meeting giving specific instructions for both resolutions to be considered at the meeting.

If you have any questions about the voting process please call the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +612 8280 7012 (international) between 8.30am and 5.30pm (Sydney time Monday to Friday).

(c) AGL Shareholders who are entitled to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Meeting is 7.00pm on 4 October 2006. Only those AGL Shareholders (other than Alinta Group Holdings Pty Ltd) entered on the AGL Share Register at that time will be entitled to attend and vote at the Meeting.

(d) Court approval

In accordance with section 411(4)(b) of the Corporations Act, in order to become Effective the AGL Scheme (with or without modification) must be approved by an order of the Court. If the resolutions put to this Meeting and to a meeting of the holder of the Excluded AGL Shares, being Alinta Group Holdings Pty Ltd, are each passed by the requisite majority and the other conditions precedent to the AGL Scheme are satisfied (or, where applicable, waived), AGL intends to apply to the Court on 9 October 2006 for approval of the AGL Scheme.

2. Notice of Court-Ordered Excluded AGL Shareholder Meeting

By an order of the Federal Court of Australia made on 21 September 2006 pursuant to section 411(1) of the Corporations Act, a meeting of the holder of the Excluded AGL Shares of The Australian Gas Light Company (**Company**) being Alinta Group Holdings Pty Ltd ABN 34 117 660 081 will be held at City Recital Hall, Angel Place, Sydney on 6 October 2006 at 11.30am or as soon thereafter as the Scheme Meeting of AGL Shareholders, other than Alinta Group Holdings Pty Ltd in its capacity as holder of the Excluded AGL Shares, has concluded or been adjourned.

The Court has also directed that Mark Johnson act as Chairman of the Meeting or failing him Graham Reaney, and has directed the Chairman to report the result of the Meeting to the Court.

The purpose of the meeting is to consider and, if thought fit, to agree to an amendment to a scheme of arrangement proposed to be made between the Company and the holders of its ordinary shares in the manner described in the Supplementary Booklet accompanying this notice, and then to consider the amended scheme of arrangement.

To enable the holder of the Excluded AGL Shares to make an informed voting decision, further information on the AGL Scheme is set out in the Booklet and the Supplementary Booklet of which this notice forms part. A copy of the amended scheme of arrangement is set out in Schedule 3 to the Supplementary Booklet and its purpose and effect are discussed throughout that document and the Booklet.

Terms used in this notice have the same meaning as set out in the Glossary in Section 11 of the Booklet unless provided otherwise.

(a) Business of the Meeting

Resolutions – AGL Scheme

To consider and, if thought fit, to pass the following resolutions:

1. "That the scheme of arrangement proposed between the Company and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet dated 29 August 2006 is amended by varying the definition of Net Merger Value to read as follows:

   *"**Net Merger Value** means $2,348 million plus the amount of the distribution declared on 30 May 2006 of 6 cents per APT unit reinvested by AGL in accordance with APT's distribution reinvestment plan and the amount of any further distribution declared by APT and reinvested by AGL in the same manner prior to the Implementation Date."*

   as set out in the revised scheme of arrangement contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 (the **Amended Scheme**)."

2. "That pursuant to, and in accordance with, section 411 of the Corporations Act, the scheme of arrangement proposed between the Company and the holders of its ordinary shares, designated the Amended Scheme, as contained in Schedule 3 to the Supplementary Scheme Booklet dated 21 September 2006 and more particularly described in that Supplementary Scheme Booklet and the Scheme Booklet dated 29 August 2006, is approved (with or without modification as approved by the Federal Court of Australia)."

(b) Voting

Majority required

For the resolutions to be passed at this Meeting, they must be approved by a majority in number of the holders of Excluded AGL Shares (whether in person or by proxy) at the Meeting, who must together hold at least 75% of the votes cast on the resolution. As there is only one holder of Excluded AGL Shares, being Alinta Group Holdings Pty Ltd, the resolutions must be approved by that holder.

How to vote

The holder of Excluded AGL Shares can vote in either of two ways:

- by attending the Meeting and voting by attorney or by corporate representative; or
- by appointing a proxy to attend the Meeting and vote on its behalf either by:
  - using the proxy form accompanying the Booklet or the Supplementary Booklet, of which this notice forms part; or
  - recording its proxy voting instructions on the internet at www.agl.com.au. To access this facility, the holder of Excluded AGL Shares will need its holder identification number (HIN) or securityholder reference number (SRN), company name (as the case may be) and postcode which are printed on the proxy form which accompanies the Booklet or the Supplementary Booklet.

  Instructions on how to appoint a proxy are set out below and are detailed on the back of the proxy form.

Voting in person or by attorney

A representative of a company attending the Meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with AGL or the AGL Share Registry. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the Meeting, unless previously lodged with AGL or the AGL Share Registry.

Voting by proxy

- The holder of the Excluded AGL Shares is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the holder's votes that each proxy may exercise, each proxy may exercise half of the votes. However, neither proxy may vote on a show of hands.
- A proxy need not be an AGL Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on behalf of the holder of the Excluded AGL Shares on the poll, and the Excluded AGL Shares the subject of the proxy appointment will not be counted in computing the required majority.

- If the holder of the Excluded AGL Shares returns its proxy form(s) with a direction how to vote but does not nominate the identity of its proxy, it will be taken to have appointed the Chairman of the Meeting as its proxy to vote on its behalf. If a proxy form is returned but the nominated proxy does not attend the Meeting, the Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the Meeting, any other AGL Director or the company secretary of AGL which do not contain a direction will be used to support the resolution to approve the AGL Scheme.

- Completed proxy forms should be sent to the AGL Share Registry using the envelope provided with the Booklet.

- To be effective:

  - proxy forms must be:

    - sent to the AGL Share Registry (using the envelope included with the Booklet) or hand delivered to Level 12, 680 George Street, Sydney NSW 2000;

    - faxed to the AGL Share Registry on (02) 9287 0309 from within Australia or +61 2 9287 0309 from overseas; or

    - sent to AGL's registered office at 72 Christie Street, St Leonards NSW 2065; or

  - electronic proxy voting instructions must be recorded on the internet at www.agl.com.au,

  so that they are received by no later than 11.00am on 4 October 2006. Proxy forms or proxy voting instructions received after this time will be invalid.

- Any proxy form must be signed by the holder of the Excluded AGL Shares in accordance with the Corporations Act or its attorney. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by the AGL Share Registry at either of the above addresses or by fax by 11.00am on 4 October 2006. If faxed, the power of attorney must be certified.

Important notice

If you have already returned a proxy form to the AGL Share Registry in relation to the AGL Scheme Meeting that proxy will remain valid unless you revoke that proxy. You can revoke a proxy either by sending a letter to that effect to the AGL Share Registry or returning a new proxy form to the AGL Share Registry, in each case by no later than 11.00am on 4 October 2006.

The proxy forms appoint the proxy holder to represent the AGL Shareholder generally, as well as to vote on the resolutions. If the grantor of a proxy has already instructed an AGL director to vote as proxy in favour of the original AGL Scheme, the proxy intends to exercise the authority to represent the AGL Shareholder generally to vote in favour of both the resolution to amend the AGL Scheme and the resolution to approve the AGL Scheme as amended.

Even if you have returned a proxy form in relation to the meetings and do not want to change your instructions, the Directors encourage AGL Shareholders to lodge a new proxy for the meeting giving specific instructions for both resolutions to be considered at the meeting.

If you have any questions about the voting process please call the AGL Shareholder Information Line on 1800 824 522 (within Australia only) or +612 8280 7012 (international) between 8.30am and 5.30pm (Sydney time Monday to Friday).

(c) Entitlement to vote

Pursuant to section 411 of the Corporations Act and all other enabling powers, the Court has determined that the time for determining eligibility to vote at the Meeting is 7.00pm on 4 October 2006. The holder of the Excluded AGL Shares is the only AGL Shareholder entitled to attend and vote at the Meeting and it will only be entitled to attend and vote at the Meeting if it is entered on the AGL Share Register at that time.

(d) Court approval

In accordance with section 411(4)(b) of the Corporations Act, in order to become Effective the AGL Scheme (with or without modification) must be approved by an order of the Court. If the resolutions put to this Meeting and to the AGL Scheme Meeting which took place immediately before this Meeting are each passed by the requisite majority and the other conditions precedent to the AGL Scheme are satisfied (or, where applicable, waived), AGL intends to apply to the Court on 9 October 2006 for approval of the AGL Scheme.

2

RECEIVED
2006 OCT -3 A 10:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AGL Energy Limited Information Memorandum

In relation to the application for admission of AGL Energy Limited to the official list of the Australia Stock Exchange

Contents

		Page
1	Purpose of Information Memorandum	1
2	Incorporation of Scheme Booklet	1
3	ASX	2
4	Disclosure of interests	2
4.1	Directors	2
4.2	Experts	3
5	Consents	3
6	Capital raising	4
7	Supplementary information	4
8	Authorisation	5
	Appendix 1 - Scheme Booklet	

1 Purpose of Information Memorandum

This Information Memorandum has been prepared by The Australian Gas Light Company (ACN 052 167 405) (**AGL**) in connection with an application by AGL Energy Limited (ACN 115 061 375) (**AGL Energy**) for:

(a) admission to the official list of Australian Stock Exchange Limited (ABN 98 008 624 691) (**ASX**); and

(b) fully paid ordinary shares in the capital of AGL Energy (**AGL Energy Shares**) to be granted official quotation on the stock market conducted by the ASX.

This document is not a prospectus or disclosure document lodged with the Australian Securities and Investments Commission under the Corporations Act 2001 (Cth) (**Corporations Act**).

This document does not constitute or contain any offer of AGL Energy Shares for subscription or purchase or any invitation to subscribe for or buy AGL Energy Shares.

2 Incorporation of Scheme Booklet

The following parts of the scheme booklet prepared by AGL dated 29 August 2006 (a copy of which is included as Appendix 1 to this Information Memorandum) and any supplementary booklets (**Scheme Booklet**) in connection with the AGL scheme of arrangement under Part 5.1 of the Corporations Act for the transfer of AGL Shares to Numar Pty Limited ACN 118 926 131, a subsidiary of Alinta Mergeco Limited ACN 119 985 590 (**New Alinta Co**), are taken to be included in this Information Memorandum:

- Part 1 of the Scheme Booklet to the extent it relates to AGL Energy;
- "Important information" Section of Part 2 of the Scheme Booklet to the extent it relates to AGL Energy;
- "Benefits and disadvantages" Section of Part 2 of the Scheme Booklet to the extent it relates to AGL Energy;
- Section 1 of Part 2 of the Scheme Booklet (Profile of AGL Energy);
- Section 2 of Part 2 of the Scheme Booklet (Financial Information on AGL Energy);
- Sections 5.1, 5.2, 5.3, 5.4(c) and 5.5 of Part 2 of the Scheme Booklet (Risks) to the extent it relates to AGL Energy;
- Section 6 of Part 2 of the Scheme Booklet (Implementation of the Recommended Proposal) to the extent it relates to AGL Energy;
- Section 7 of Part 2 of the Scheme Booklet (Proposed restructures) to the extent it relates to AGL Energy;
- Section 8 of Part 2 of the Scheme Booklet (Taxation Implications for AGL Shareholders);
- Section 9.1 (Existing AGL share plans and impact of Recommended Proposal), Section 9.2 (Other material contracts - AGL), Section 9.4 (AGL Directors and their interests), Section 9.5 (Dealings in securities), Section 9.6 (Payments or other benefits to AGL Directors, secretaries and executive officers), Section 9.7 (No

agreements or arrangements with AGL Directors or officers in connection with the Recommended Proposal), Section 9.8 (Relevant interests), Section 9.9 (Removal of AGL from the office list of ASX), Section 9.10 (No relevant restrictions in constitutions of AGL and AGL Energy), Section 9.11(a) and (c) (Intentions of AGL Directors concerning the businesses of AGL Energy), Section 9.12 (Earnings for statutory reporting purposes); Section 9.13 (Material changes to the financial position of AGL), Section 9.14(a) (Capital structures and capital raisings), Section 9.15(a) (Dividend reinvestment plan), Section 9.16(a) (ASX listing), Section 9.17 (Ineligible Overseas AGL Shareholders), Section 9.18(a) (Exemption from SEC registration requirements), Section 9.19 (Auditor), Section 9.20 (Effect on AGL creditors), Section 9.21 (ASIC relief), Section 9.22 (ASX waivers), Section 9.23 (Consents and disclaimers of responsibility), Section 9.24 (Takeover Offers made by Alinta and AGL), Section 9.25(a) (Disclosures of interests of certain persons), Section 9.26 (a) and (c) (Disclosure of fees and benefits received by certain persons), Section 9.27 (Regulatory and legal matters), Section 9.28 (Notifiable interests), Section 9.29 (Supplementary information) and Section 9.30 (Other information material to the making of the decision in relation to the AGL Scheme) of Part 2 of the Scheme Booklet to the extent it relates to AGL Energy;

- Section 11 of Part 2 of the Scheme Booklet (Glossary and interpretation);
- Annexure D to Part 2 of the Scheme Booklet (Investigating Accountants' Report);
- Annexure E to Part 2 of the Scheme Booklet (Report on Forecasts);
- Annexure F to Part 2 of the Scheme Booklet (Independent Expert's Report) to the extent it relates to AGL Energy; and
- disclosures contained in any supplementary booklets to the extent they relate to AGL Energy.

Words defined in the Scheme Booklet have the same meaning where used in this Information Memorandum (unless the context otherwise requires).

3 ASX

(a) The persons who have signed this Information Memorandum believe that this Information Memorandum contains all the information which would have been required under section 710 of the Corporations Act if the Information Memorandum were a prospectus in respect of an offering by AGL of the same number of AGL Energy Shares as will be issued in consideration of the Buy Back of Converting Shares which will be issued pursuant to the AGL Scheme.

(b) Neither ASX nor any of its officers take any responsibility for the contents of this Information Memorandum. The fact that ASX may admit AGL Energy to the official list of ASX should not be taken in any way as an indicator of the merits of an investment in AGL Energy.

4 Disclosure of interests

4.1 Directors

Other than as set out in this Information Memorandum or in the Scheme Booklet, no director or proposed director of AGL Energy has at the date of this Information Memorandum, or has had within two years before the date of this Information Memorandum, any interest in the promotion of AGL Energy or in any property acquired or proposed to be acquired by AGL Energy and no amounts, whether in cash or securities or

otherwise, have been paid or agreed to be paid by any person to any director or proposed director or to any entity in which a director or proposed director is a member or partner, either to induce them to become, or to qualify them as, a director, or otherwise for services rendered by them or by the entity in connection with the promotion or formation of AGL Energy.

4.2 Experts

(a) Except as set out in this Information Memorandum or in the Scheme Booklet, no expert named in this Information Memorandum or entity in which any such expert is a partner or member has any interest in the promotion of AGL Energy or in any property acquired or proposed to be acquired by AGL Energy and no amounts, whether in cash or securities or otherwise, have been paid or agreed to be paid by any person to any such expert or to any entity in which any such expert is a partner or member for services rendered by him or her or the entity in connection with the promotion or formation of AGL Energy.

(b) The persons named in the Scheme Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Scheme Booklet are Gilbert + Tobin (as legal advisor to AGL), Deloitte Touche Tohmatsu (as auditor of AGL and AGL Energy and the Investigating Accountant), Deloitte Corporate Finance (as Independent Reviewers of Directors' Forecasts), Grant Samuel (as the Independent Expert), Greenwoods & Freehills Pty Limited (as tax advisor) and Link Market Services Limited (as the AGL Share Registry). Each of them will be entitled to receive professional fees charged in accordance with their normal basis of charging.

5 Consents

(a) The following parties have given and have not, before the lodgement of this Information Memorandum with ASX, withdrawn their written consent to be named in the Scheme Booklet in the form and context in which they are named:

- Gilbert + Tobin as legal advisor to AGL;
- Link Market Services Limited as the AGL Share Registry; and
- New Alinta Co.

(b) The following parties have given and have not, before the lodgement of this Information Memorandum with ASX, withdrawn their written consent to the inclusion of the following information in the Scheme Booklet in the form and context in which it is included and to all references in the Scheme Booklet to that information in the form and context in which they appear:

- Deloitte Touche Tohmatsu – to be named as the auditor of AGL and AGL Energy, and as the Investigating Accountant and to the inclusion of the Investigating Accountant's Report set out in Annexure D to the Scheme Booklet and other statements in the Scheme Booklet said to be based on statements made in that report;
- Deloitte Corporate Finance – to be named as the Independent Reviewer of Directors' Forecasts and to the inclusion of the Independent Review of Directors' Forecasts set out in Annexure E to the Scheme Booklet and other statements in the Scheme Booklet said to be based on statements made in that report;

- Grant Samuel – to be named as the Independent Expert and to the inclusion of the Independent Expert's Report set out in Annexure F to the Scheme Booklet and other statements in the Scheme Booklet said to be based on statements made in that report;
- Greenwoods & Freehills Pty Limited – to be named as tax advisor and to the inclusion of the taxation report contained in Section 8 of the Scheme Booklet and other statements in the Scheme Booklet said to be based on statements made in that taxation report;
- Standard & Poor's – as to the inclusion in the Scheme Booklet of statements made by it (and expressly attributed to it) concerning the expected credit rating of AGL Energy after the Recommended Proposal; and
- Alinta – as to the inclusion in the Scheme Booklet of the Alinta Information and the Alinta Forecast Information and the statements in paragraphs (b) and (c) of the paragraph entitled "Preparation of, and responsibility for, this Booklet" in the Important information Section of the Scheme Booklet.

(c) Each person named in paragraphs (a) and (b) above:

- has not authorised or caused the issue of the Scheme Booklet;
- does not make, or purport to make, any statement in the Scheme Booklet or any statement on which a statement in the Scheme Booklet is based other than a statement included in the Scheme Booklet with the consent of that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of the Scheme Booklet, other than a reference to its name and any statement or report which has been included in the Scheme Booklet with the consent of that person.

6 Capital raising

Other than as contemplated in Section 9.14 of the Scheme Booklet, AGL Energy has not issued any equity capital for the 3 months before the date of lodgement of the Scheme Booklet for registration by ASIC and does not currently expect to issue any equity capital in the 3 months after the date of lodgement of the Scheme Booklet for registration by ASIC (other than the issue of AGL Energy Shares to implement the Recommended Proposal as contemplated in the Scheme Booklet).

7 Supplementary information

AGL Energy will issue a supplementary Information Memorandum if it becomes aware of any of the following between the date of this Information Memorandum and the date of the AGL Scheme Meeting:

- a material statement in this Information Memorandum is false or misleading;
- a material omission from this Information Memorandum;
- a significant change affecting a matter included in this Information Memorandum; or
- a significant new matter has arisen and it would have been required to be included in this Information Memorandum if it had arisen before the date of this Information Memorandum.

8 Authorisation

Signed by each director of AGL Energy or a person authorized by them in writing to sign this Information Memorandum on their behalf:

Name: Mark Johnson	Name: Paul Anthony
Name: Charles Allen	Name: David Craig
Name: Carolyn Hewson	Name: Max Ould
Name: Graham Reaney	

Dated:

Appendix 1 — Scheme Booklet

8 Authorisation

Signed by each director of AGL Energy or a person authorized by them in writing to sign this Information Memorandum on their behalf:

Name: Mark Johnson	Name: Paul Anthony
Name: Charles Allen	Name: David Craig
Name: Carolyn Hewson	Name: Max Ould
Name: Graham Reaney	

Dated:

8 Authorisation

Signed by each director of AGL Energy or a person authorized by them in writing to sign this Information Memorandum on their behalf:

Name: Mark Johnson	Name: Paul Anthony
Name: Charles Allen	Name: David Craig
Name: Carolyn Hewson	Name: Max Ould
Name: Graham Reaney	

Dated:

8 Authorisation

Signed by each director of AGL Energy or a person authorized by them in writing to sign this Information Memorandum on their behalf:

Name: Mark Johnson	Name: Paul Anthony
Name: Charles Allen	Name: David Craig
Name: Carolyn Hewson	Name: Max Ould
Name: Graham Reaney	

Dated:

8 Authorisation

Signed by each director of AGL Energy or a person authorized by them in writing to sign this Information Memorandum on their behalf:

Name: Mark Johnson

Name: Paul Anthony

Name: Charles Allen

Name: David Craig

Name: Carolyn Hewson

Name: Max Ould

Name: Graham Reaney

Dated:

8 Authorisation

Signed by each director of AGL Energy or a person authorized by them in writing to sign this Information Memorandum on their behalf.

Name: Mark Johnson	Name: Paul Anthony
Name: Charles Allen	Name: David Craig
Name: Carolyn Hewson	Name: Max Ould
Name: Graham Reaney	

Dated: 13/9/06.

8 Authorisation

Signed by each director of AGL Energy or a person authorized by them in writing to sign this Information Memorandum on their behalf:

Name: Mark Johnson	Name: Paul Anthony
Name: Charles Allen	Name: David Craig
Name: Carolyn Hewson	Name: Max Ould
Name: Graham Reaney	

Dated: 8/9/06.

Paul McWilliams 9921 - 2552.

Signed by each director of AGL Energy or a person authorized by them in writing to sign this Information Memorandum on their behalf:

Name: Mark Johnson	Name: Paul Anthony
Name: Charles Allen	Name: David Craig
Name: Carolyn Hewson	Name: Max Ould
G.J. Reaney Name: Graham Reaney	

Dated:

Appendix 1 — Scheme Booklet


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

11 October 2006

AGL Energy Limited

ADMISSION TO OFFICIAL LIST

AGL Energy Limited was admitted to the Official List of Australian Stock Exchange Limited on Wednesday, 11 October 2006.

Official Quotation of the following securities will commence at 10.00 am E.S.T. on Thursday, 12 October 2006.

377,005,467 ordinary shares fully paid

Security Code: AGK

Johnathon Matthews
Adviser, Issuers (Sydney)



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

AGL Energy Limited
ABN 74 115 061 375

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

October 25, 2006

AGL Energy to Begin Trading

The Chief Executive Officer of AGL (ASX:AGL), Mr Paul Anthony, today said he welcomed the successful conclusion and implementation of the merger of AGL's infrastructure assets with Alinta Limited and the subsequent separation of AGL Energy.

Mr Anthony said "As of today, the transaction implementation date, AGL Energy (ASX:AGK) is a reality. AGL Energy is Australia's leading integrated energy company, having the largest retail customer base in the key south eastern Australia markets, a diversified mix of power generating assets and a growing portfolio of upstream gas investments and gas wholesale supply contracts.

"We have a strong pipeline of identified development projects and opportunities that will facilitate cash flow and dividend growth for Shareholders. Delivering value for our Shareholders is our key focus.

"While the Scheme has now been successfully implemented, there remain some commercial matters to be resolved between the parties. AGL remains committed to the professional and timely resolution of these outstanding issues. Our primary focus is on running and building our business in the best interest of our Shareholders" Mr Anthony said.

Trading information

Holding statements in relation to shares in New Alinta and AGL Energy issued to AGL Scheme Participants (other than Ineligible Overseas AGL Shareholders) have also been dispatched today.

Deferred settlement trading in AGL Energy shares and New Alinta shares ceased at the close of trading today, 25 October 2006 and normal trading of New Alinta shares and AGL Energy shares will commence on 26 October 2006.

An application has been made to ASX for the de-listing of AGL and AGL anticipates that the de-listing will occur after the close of trading on 26 October 2006.

Further enquiries:
Media
Contact: Sue Cato
Direct: +61 (0) 419 282 319
email: cato@catocounsel.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au

1

4

Australian Securities & Investments Commission

Electronic Lodgement

Document No. 1E2476753

Lodgement date/time: 31-08-2006 14:06:25
Reference Id: 74007673 Trace No. : 1000147

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL ENERGY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
PAUL ANTHONY
Capacity
DIR
Signature

Date signed
28-08-2006

Form 484 - Change to company details
AGL ENERGY LIMITED ACN 115061375

B1 Cease company officeholder

Officer

This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Secretary - Cessation Date: 25-08-2006

The name of the ceased officeholder is:

Given names **JANE FRANCES**

Family name **MCALOON**

Birth Details

Date of Birth **20-02-1964**

City/town of Birth **MELBOURNE**

State (if born in Australia) **Vic**

Country of Birth **Australia**

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Secretary - Appointment Date: 25-08-2006

The name of the appointed officeholder is:

Given names **MICHAEL PAUL**

Family name **MCWILLIAMS**

Birth Details

Date of Birth **25-01-1960**

City/town of Birth **MAGHERAFELT NORTHERN IRELAND**

Country of Birth **UNITED KINGDOM**

Residential Address

Address

18 SAIALA ROAD KILLARA NSW 2071
Australia

5

1609.

ASIC registered agent number ~~1026 Brisbane~~ 1652
lodging party or agent name ~~Allens Arthur Robinson~~ Freehills
office, level, building name or PO Box no ~~Level 31 Riverside Centre~~ Level 28 ~~Queen~~ St 345 Queen St
street number & name ~~123 Eagle Street~~ Central Plaza One
suburb/city Brisbane state/territory QLD postcode 4000
telephone (07) ~~3334 3000~~ 3258 6468
facsimile (07) ~~3334 3444~~ 3258 6444
DX number suburb/city
Ref Kanyi Lui

200 1/2 15 July 2001
AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
023090204

ASS. REQ-A
CASH. REQ-P
PROC

Australian Securities & Investments Commission

form 309

Notification of details of a charge

Corporations Act 2001
263, 264

PRW 1393919

RECEIVED

This form must be lodged where any Australian company or registered body creates a charge or acquires property subject to a charge (lodge within 45 days after the charge was created or the property was acquired)

or any foreign company or registrable Australian body has an existing charge on its property and is applying for registration (lodge with appropriate registration form)

RECEIVED 24 AUG 2006 BRISBANE SERVICE CENTRE

Corporation name (chargor) AGL Energy Limited
A.C.N. or A.R.B.N. 74 115 061 375

Details of the charge

Date charge was created (d/m/y) 21/08/2006 or date property was acquired (d/m/y) / /

How was the charge created? ☐ by resolution ☒ by instrument ☐ by deposit ☐ by other conduct, specify below

Type of charge ☐ fixed ☐ floating ☒ fixed and floating

If the charge is a floating charge or a fixed and floating charge, is the creation of subsequent charges restricted or prohibited? ☒ yes ☐ no

Briefly describe the liability (whether present or prospective) secured by the charge:

(a) The Secured Monies (as defined in the Deed of Cross Charge between the Chargor and the Chargees ("Deed of Cross Charge") which includes all money by way of principal, interest, fees, costs, indemnity, charges, duties or expenses or payment of liquidated or unliquidated damages under or in connection with the Agreement (as defined in the Deed of Cross Charge) or the Deed of Cross Charge. The prospective liability includes the Secured Monies (as defined in the Deed of Cross Charge); and
(b) the Chargor's Participating Interest.

Maximum prospective liability (if applicable, see section 262): **$5,000,000 per percentage point of Participating Interest held by the Chargor.**

Briefly describe the property charged:

Chargor's Participating Interest and its right, title and interest (present and future) in Coal Seam Gas, Sales Contracts and Sales Proceeds.

☒ details of the chargee ☐ details of the trustee for the debenture holders

Name (family & given names or corporation name, if a corporation give ACN or ARBN if applicable). ACN or ARBN
See Annexure A

office, floor, building name
street number & name
suburb/city state/territory postcode
country (if not Australia)
financial benefit

Nominate any financial benefit (such as an amount or rate percent of commission, allowance or discount) given to someone who, absolutely or conditionally, subscribes to or agrees to subscribe to, or procures or agrees to procure subscriptions for any debentures included in this notice.

Signature

This form must be signed by, or on behalf of, the Australian company, the registrable Australian body or the foreign company or by an interested person.

Print name of person signing MICHAEL MORAZA AS ATTORNEY FOR AGL ENERGY LTD

Capacity or nature of interest of person signing (including details of the authority you have, if signing on behalf of a corporation)

If signing on behalf of a corporation, print name of corporation & ACN or ARBN
AGL Energy Limited (ABN 74 115 061 375)

sign here [signature] date 21/08/06

• **Complete and sign the verification on page 2.**

aaab A0107439740v1 405616560

536

309 2/2 15 July 2001

Documents

I declare that the statements ticked below are correct. (tick boxes which apply)

charge created by issue of debentures

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the resolution(s) passed by the corporation authorising the issue of a series of debentures constituting the charge.*

and ☐ *I witnessed the execution of the first debenture in the series.*

and ☐ *The annexure marked ( ) is a true copy of the first debenture in the series.*

charge created by an instrument

☒ *The original of the instrument(s) creating or evidencing the charge is attached.*

OR

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the instrument(s) creating or evidencing the charge and I witnessed the execution by the chargor of the instrument(s).*

charge existing on the property acquired

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the instrument(s) creating or evidencing the charge.*

• **Annexures must conform to the requirements shown at the end of this form.**

Signature

This form must be signed by, or on behalf of, the Australian company, the registrable Australian body or the foreign company or by an interested person.

Print name of person signing: MICHAEL MORAZA AS ATTORNEY FOR AGL ENERGY LTD

Capacity or nature of interest of person signing (including details of the authority you have, if signing on behalf of a Corporation)

If signing on behalf of a corporation, print name of corporation & ACN or ARBN.

AGL Energy Limited (ABN 74 115 061 375)

sign here [signature] date 21/08/06

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Compliance with stamp duty law

A duly completed certification of compliance with stamp duties law (form 350)

☐ accompanies this form.

☒ does not accompany this form.

If all the documents accompanying this form required by section 263(1) have been stamped in accordance with the law relating to stamp duty, complete and attach the form 350 **'Certification of compliance with stamp duties law'.**

Provisional registration
If any document accompanying this form has not been stamped as required by any law relating to stamp duty,
or
if this form contains the company name and the name of the trustee or chargee but not all other details,

the Commission will mark the entry in the Register as 'provisional' and ask you to complete the requirements.

If the requirements have not been completed by a specified time, the Commission will delete all particulars of the charge from the register.

Send to

Australian Securities and Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and A.C.N. or A.R.B.N.
3. number the pages consecutively
4. print or type in dark blue or black ink, so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words: *This is annexure (mark) of (number) pages referred to in form (form number and title)*
7. sign and date the annexure

The annexure must be signed by the same person(s) who signed the form.

AGL ENERGY LIMITED

ABN 74 115 061 375

Annexure A

Details of the chargee(s):

1. Name (family & given names or corporation name, if a corporation give ACN or ARBN if applicable)

CH4 Pty Limited	ABN 29 092 501 016
office, floor, building name	Level 13
street number & name	10 Eagle Street
suburb / city	Brisbane QLD 4000
country (if not Australia)	
financial benefit	Nil

2. Name (family & given names or corporation name, if a corporation give ACN or ARBN if applicable)

CH4 Operations Pty Limited	ABN 94 099 540 726
office, floor, building name	Level 13
street number & name	10 Eagle Street
suburb / city	Brisbane QLD 4000
country (if not Australia)	
financial benefit	Nil

This is Annexure A of 1 page referred to in Form 309 Details of a Charge.

Dated: 21.8.06

Signed:

Deed of Cross Charge

CH4 Pty Limited
ABN 29 092 501 016

AGL Energy Limited
ABN 74 115 061 375

and

CH4 Operations Pty Limited
ABN 94 099 540 726

Freehills

QV.1 Building 250 St Georges Terrace Perth Western Australia 6000 Australia
Telephone +61 8 9211 7777 Facsimile +61 8 9211 7878
www.freehills.com DX 104 Perth

SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE
Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR

Reference

Table of contents

Clause			Page
1	**Interpretation**		**1**
	1.1	Definitions	1
	1.2	Other definitions	2
	1.3	Interpretation	2
2	**Charging of assets**		**3**
	2.1	Parties to pay any Secured Monies	3
	2.2	Charging Participating Interests	3
	2.3	Charging Coal Seam Gas, Sales Contracts and Sales Proceeds	3
	2.4	Nature of security	3
	2.5	Prospective liability	4
	2.6	Crystallisation of Charges	4
	2.7	Restriction on dealing with Charged Property	4
	2.8	Covenants	5
3	**Enforcement**		**6**
	3.1	Secured Party's rights of enforcement	6
	3.2	Exclusion of statutory notice	6
	3.3	Secured Parties' right to rectify	7
	3.4	Further Assurances	7
	3.5	Priority of payment	7
	3.6	No interest	7
	3.7	Monies contingently owing	8
4	**Coal seam gas**		**8**
	4.1	Non-delivery of Coal Seam Gas	8
	4.2	Operator's right to sell Coal Seam Gas	8
	4.3	Operator's rights to receive sales proceeds	8
5	**Appointment of Receiver**		**9**
	5.1	Appointment	9
	5.2	Receiver's remuneration	9
	5.3	Receiver to be the Chargor Party's agent	9
	5.4	Joint and several or joint receivers	9
	5.5	Enforcing Party's powers	9
	5.6	Discharges of obligations	11
	5.7	Mortgagee in possession	11
	5.8	Removal of Receiver	11
6	**Power of sale**		**11**
	6.1	Pre-emptive rights	11
7	**Ancillary provisions**		**12**
	7.1	Floating charges	12

7.2 Charges a running and continuing security 12
7.3 Registration of Deed 12
7.4 Further assurances 12
7.5 Party's liability 12
7.6 Modifications and amendments 12
7.7 Waivers 12
7.8 Change of Operator 13
7.9 Ratification of actions under powers of attorney 13
7.10 Enurement 13
7.11 Exercise of rights 13
7.12 Indemnities 13
7.13 Supervening legislation 13
7.14 Inconsistency in remedies 13
7.15 Approvals and consents 14
7.16 Severability 14
7.17 No representations or warranties 14
7.18 Assignments and Security Interests 14

8 Notices 14

8.1 Nominated addresses 14

9 Discharge 15

10 Governing law 15

11 Counterparts 15

This deed

is made on 21·8·06 between the following parties:

1 **CH4 Pty Limited**
ABN 29 092 501 016
of Level 13, 10 Eagle Street, Brisbane, Queensland (**CH4**)

2 **AGL Energy Limited**
ABN 74 115 061 375
of c/o AGL, 72 Christie Street, St Leonards, New South Wales (**AGL**)

(each a **Party**)

3 **CH4 Operations Pty Limited**
ABN 94 099 540 726
of Level 13, 10 Eagle Street, Brisbane, Queensland
(**Operator**)

Recitals

A. Under the Agreement, the Parties have associated together as a joint venture to conduct Joint Operations.

B. On the terms of the Agreement, certain payments are to be made from time to time by each of the Parties to Operator. The obligation to make those payments constitutes a debt due and payable by the Party enforceable by Operator on behalf of itself and the other Parties to the extent and in the manner set out in this deed.

The deed witnesses

that in consideration of, among other things, the mutual promises contained in this deed, the parties agree:

1 Interpretation

1.1 Definitions

In this deed, unless the context otherwise requires:

Act means the Petroleum Act 1923 (Queensland) or the Petroleum and Gas (Production and Safety) Act 2004 (Queensland), as applicable.

Agreement means the Joint Venture Operating Agreement dated 17 August 2004 as amended or replaced from time to time relating to the Moranbah gas project.

BWA means BWA Custodians Limited ABN 63 009 413 852.

BWA Charge means the fixed and floating charge granted by the Company in favour of BWA dated 13 June 2006.

Cash Call has the meaning given in the Agreement.

Chargee Party means a Party in its capacity as chargee under this deed.

Chargor Party means a Party in its capacity as chargor under this deed.

Charges means the fixed and floating charges created under clauses 2.2 and 2.3.

Charged Property means the Chargor Party's Participating Interest.

Company means CH4 Pty Limited ABN 29 092 501 016.

Due Date means the date upon which any Secured Monies first become payable.

Enforcing Party is defined in clause 5.5.

Ergon Charge means the charge created by the Company in favour of Ergon Energy Pty Ltd ABN 66 078 875 902 dated 11 November 2003.

Permitted Security Interest means a Security Interest that is permitted under clause 12.5 of the Agreement and includes the BWA Charge.

Priority Deed means the Deed of Priority dated 26 June 2006 between BHP Coal Pty Ltd ABN 83 010 595 721, the Company, Operator and BWA as novated on 21 August 2006.

Receiver is defined in clause 5.1.

Sales Contracts means all contracts, arrangements or understandings for the sale of a Party's share of Coal Seam Gas together with all its rights and benefits present and future (including all present and future proceeds of sale and accounts receivable) arising under the same.

Sales Proceeds means the net proceeds from the sale of Coal Seam Gas, whether pursuant to a Sales Contract or otherwise.

Secured Monies means, in relation to a Chargor Party, all money which the Chargor Party (whether alone or with another person) is or at any time may become liable to pay to or for the account of:

(a) Operator by way of a Cash Call under clause 6.5 of the Agreement; or

(b) any Chargee Party for costs and expenses incurred in enforcing its rights under the Agreement or this deed in relation to an outstanding Cash Call; or

(c) any other money by way of principal, interest, fees, costs, indemnity, charges, duties or expenses or payment of liquidated or unliquidated damages under or in connection with the Agreement or this deed, or as a result of a breach of or default under or in connection with the Agreement or this deed.

Secured Parties, in respect of a Chargor Party, means the Chargee Parties and Operator.

1.2 Other definitions

Unless the context otherwise requires, terms which are not defined in this deed and that are defined in the Agreement shall have the same meanings when used in this deed.

1.3 Interpretation

Clause 19.9 of the Agreement shall apply in this deed.

2 Charging of assets

2.1 Parties to pay any Secured Monies

Each Party hereby covenants and agrees with each other Party and Operator to pay promptly all or any Secured Monies on or before the Due Date.

2.2 Charging Participating Interests

Each Party as legal and beneficial owner and as Chargor Party charges its respective Participating Interest share of the Charged Property (both present and future) in favour of the other Parties and Operator as security for payment of all Secured Monies from time to time payable by the Chargor Party.

2.3 Charging Coal Seam Gas, Sales Contracts and Sales Proceeds

In addition to the charge created under clause 2.2, each Party charges, as beneficial owner and as Chargor Party, in favour of the other Parties and Operator as security for the payment of all Secured Monies from time to time payable by the Party:

(a) its right, title and interest, present and future, in Coal Seam Gas that is the Chargor Party's Participating Interest share of production;

(b) its right, title and interest, present and future, in Sales Contracts; and

(c) its right, title and interest, present and future, in Sales Proceeds.

2.4 Nature of security

Subject to the BHPC Mortgage, the Ergon Charge, the Priority Deed and clause 2.6, each of the Charges created under clauses 2.2 and 2.3 is:

(a) a first fixed charge, as regards the right, title and interest, both present and future, of each Chargor Party in:

(1) the Lease including any replacement or substituted petroleum titles;

(2) any interest in real property;

(3) any interest in fixtures, buildings, plant and machinery (other than plant and machinery the current book value of which does not exceed $10,000);

(4) the right, title and interest of each Party in each Sales Contract but not Coal Seam Gas or the Sales Proceeds from it;

(b) a first floating charge on:

(1) Coal Seam Gas that is each Chargor Party's Participating Interest share of production;

(2) Sales Proceeds; and

(3) the rest of the Participating Interest of each Chargor Party.

To avoid doubt, the Parties and Operator acknowledge that the Ergon Charge is a first charge over the property secured by it in priority to the Charges created under this deed.

2.5 Prospective liability

For the purposes of s282 of the Corporations Act and for the purpose of fixing priorities between this deed (and the Charges), the BHPC Mortgage, the Ergon Charge, the BWA Charge and any other Security Interest over all or part of the Charged Property which is subsequently registered under the Corporations Act or which remains unregistered, each Party and Operator covenants and agrees that each of the Charges shall be deemed security for and secure a prospective liability of $5,000,000 per percentage point of Participating Interest held by the Party charging its Charged Property hereunder, and in addition, also as security for a prospective liability of an unspecified amount being the total of Secured Monies which may accrue or become due owing or payable hereunder at any time.

2.6 Crystallisation of Charges

The floating charges created under clauses 2.2 and 2.3 shall become fixed charges in respect of a particular Party on the occurrence of any one or more of the following events:

(a) the security constituted by this deed being enforced by a Secured Party;

(b) save in respect of Coal Seam Gas, if the security constituted by this deed becomes enforceable under clause 3.1, upon notice by a Secured Party to a Chargor Party;

(c) a Security Interest (other than a Permitted Security Interest or the Ergon Charge) is created or allowed to exist over any part of the Charged Property or any part of the Charged Property is disposed of or dealt with or possession of any interest in the Charged Property is parted with in breach of clause 2.7;

(d) an order is made or a resolution is passed for the winding up of a Chargor Party or an administrator is appointed to a Chargor Party; or

(e) the enforcement against a Chargor Party of any other Security Interest over part of the Charged Property or the crystallisation of any Security Interest over part of the Charged Property which was a floating security.

2.7 Restriction on dealing with Charged Property

A Party may not, without the consent of the other Parties (which consent is taken to be given in relation to anything authorised in the Agreement or done pursuant to the Agreement or authorised pursuant to this deed):

(a) dispose of, deal with or part with possession of any interest in the Charged Property over which the Charges are fixed; or

(b) dispose of, deal with or part with possession of any interest in the Charged Property over which the Charges are floating except:

    (1) in accordance with the Agreement and in the ordinary course of its business; or

    (2) until the security constituted by this deed becomes enforceable, the Party may deal with the monies received by it in respect of Sales Proceeds as it thinks fit; or

(c) create or allow to come into existence a Security Interest (other than a Permitted Security Interest or the Ergon Charge) which affects the Charged Property.

Where by law a Secured Party may not restrict the creation of a Security Interest ranking after the Charges, clause 2.7(c) will not restrict that creation, but the Chargor Party must ensure that before the Security Interest is created, the holder of that Security Interest enters into a deed of priority in a form and substance satisfactory to each Secured Party and consistent with the Agreement.

2.8 Covenants

Each Party represents to, and covenants and agrees with each other Party and Operator that subject to the rights granted pursuant to the BHPC Mortgage, the Ergon Charge, this Cross Charge Deed and the BWA Charge:

(a) as at the date hereof it has not given or agreed to give in respect of the whole or any part of the Charged Property, and the Charged Property is free from, any Security Interest (except any lien arising in the ordinary course of business by operation of law or under the Agreement), and without limitation to the foregoing each Party shall procure and cause each person for the time being entitled to the benefit of any such Security Interest to enter into, execute and deliver a deed of priority in accordance with clause 12.5(b) in the Agreement;

(b) any other Security Interest (except for any lien arising in the ordinary course of business by operation of law or under the Agreement) in respect of the whole or any part of the Charged Property which has been given or which may hereafter be given, entered into, created or incurred by it, shall acknowledge and provide for the priority of and be subject and subordinate to the Charges and shall provide that the rights, remedies, powers, authorities and privileges under the other Security Interest (except for any lien arising in the ordinary course of business by operation of law or under the Agreement) are irrevocably and unconditionally subsequent in point of priority and postponed to those of each other Party and Operator under this deed;

(c) it shall immediately do and procure that there are done all acts, matters and things necessary to ensure that all other Security Interests which have previously been given, entered into, created or incurred by it in respect of the whole or any part of the Charged Property shall acknowledge and provide for the priority of and be made subject in every respect to the Charges and provide that the rights, remedies, powers, authorities and privileges thereunder are postponed to those of each other Party and Operator under this deed;

(d) it has full power and authority to enter into, perform and observe its obligations under this deed;

(e) the execution, delivery and performance of this deed by each Party has been duly and validly authorised by all necessary corporate action and this deed is a valid and binding obligation of the Party and is enforceable against the Party, subject to judicial discretion inherent in the courts in Queensland and subject to laws concerning insolvency, in accordance with its terms;

(f) the entering into of this deed by the Party does not, and the performance of the Party's obligations under this deed will not:

(1) result in a breach of any law or any provision of the constituent documents of the Party or any agreement to which the Party is a party; or

(2) contravene any provision of, or be an event that is (or with the passage of time will result in) a contravention of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation of the Party under any Security Interest, agreement, instrument, order, arbitration, award, judgment, injunction or decree to which the Party is a party or by which it is bound or conflict with any statute, rule or regulation applicable to the Party; and

(g) it does not hold any interest in the Charged Property as a trustee.

3 Enforcement

3.1 Secured Party's rights of enforcement

If a Chargor Party fails to pay any Secured Monies a Secured Party may enforce its rights under this deed, and in any case the Secured Party (or person enforcing on its behalf) may exercise the rights, powers, authorities and discretions under this deed in respect of Secured Monies payable by the Chargor Party in relation to the Secured Party, including the powers conferred by clauses 4, 5 and 6.

3.2 Exclusion of statutory notice

A Secured Party or a Receiver need not give notice or a demand to the Chargor Party or allow time to elapse before exercising a right, power or remedy under this deed or conferred by law, unless notice or demand or a lapse of time is required by a law which cannot be excluded. If the law requires that a period of notice must be given or a lapse of time must occur or be permitted before a right, power or remedy under this deed or conferred by law may be exercised, then:

(a) when a period of notice or lapse of time is mandatory, that period of notice must be given or that lapse of time must occur or be permitted by the Secured Party; or

(b) when the law provides that a period of notice or lapse of time may be stipulated or fixed by this deed, one day is stipulated and fixed as that period of notice or lapse of time and, without limitation, where applicable one day is stipulated and fixed as the period of notice or lapse of time during which:

(1) default must continue before a notice is given or requirement otherwise made for payment of the Secured Monies or the observance of obligations under this deed; and

(2) a notice or requirement for payment of the Secured Monies or the observance of obligations under this deed must remain not

complied with before the Secured Party's rights, powers or remedies may be exercised.

3.3 Secured Parties' right to rectify

A Secured Party may do anything which should have been done by a Chargor Party under this deed but which has not been done or which the Secured Party reasonably considers has not been done properly.

3.4 Further Assurances

The Chargor Party must, at its own expense, at the request of any Secured Party:

(a) do everything reasonably necessary to give effect to this deed and the transactions contemplated by it (including but not limited to execution of documents);

(b) use reasonable endeavours to cause relevant third parties to do likewise where necessary or desirable; and

(c) execute in favour of that Secured Party such further documents which are necessary to perfect the security created in favour of the Secured Party over the Charged Property for the payment of Secured Monies relating to the Secured Party and to enable the Secured Party or a Receiver to exercise its rights under this deed in connection with any of the Charged Property.

3.5 Priority of payment

The proceeds realised (including, without limitation, monies, rights, property or other value received into its possession, custody or control) as the result of this deed and whether by an Enforcing Party or any person claiming by, through or in trust for it, shall be held on the following trusts. After payment of any prior ranking claims, the proceeds shall be distributed and applied in the following order of priority:

(a) first, towards satisfaction of the remuneration of any Enforcing Party or agent of an Enforcing Party;

(b) secondly, in order of priority, to each holder of a Security Interest which has priority over this deed, insofar as the monies realised relate to the assets over which that Security Interest is held;

(c) thirdly, in payment of Secured Monies owing to a Chargee Party or Operator in its own right pro rata in proportion to the respective claims of each Chargee Party or Operator whose rights are being enforced; and

(d) fourthly, to the extent not otherwise applied in accordance with the above, subject to other proper claims, to the Chargor Party or as directed by it.

3.6 No interest

Money available for application under clause 3.5(d) does not bear interest. A Secured Party may discharge its liability to account for it by crediting it to an account in its books in the name of the person to whom it is payable, or by paying it into court.

3.7 Monies contingently owing

If any Secured Monies are contingently owing to a Secured Party at the time of a distribution of an amount under clause 3.5, the Secured Party may retain that amount. If it does, it must place the amount retained on short term interest bearing deposit until the relevant Secured Monies become actually due or cease to be contingently owing, and the Secured Party must then:

(a) pay to itself the amount which becomes actually due to it; and

(b) apply the balance of the amount retained (together with interest earned on deposit) according to clause 3.5.

4 Coal seam gas

4.1 Non-delivery of Coal Seam Gas

Notwithstanding the terms and conditions of, and in priority to the provisions of any Sales Contracts a Party may have entered into, if that Party's Coal Seam Gas becomes subject to a fixed charge by virtue of clause 2.6, then Operator, or, if Operator or any Related Body Corporate of Operator is a Defaulting Party in default, such other Party as may be appointed by the other Parties in its stead, may at any time in addition to any other rights by notice to that Party, as agent of the Chargor Party (if the Secured Party is not Operator) instruct Operator to make, and (if the Secured Party is Operator) make further deliveries of the Chargor Party's share of Coal Seam Gas to purchasers according to clause 4.2 on behalf of the Chargor Party and until the Secured Monies relating to that Secured Party have been paid in full. The rights of each Secured Party under this clause 4.1 are in addition to any other remedies available to it under this deed or at law.

4.2 Operator's right to sell Coal Seam Gas

The Party or Operator appointed in its stead shall be entitled to recover its actual costs and expenses incurred in selling the Chargor Party's share of any Coal Seam Gas and shall distribute and apply the net proceeds of sale in the order of priority set out in clause 3.5.

The Chargor Party's share of Coal Seam Gas must be supplied in performance of the Chargor Party's obligations under bona fide Sales Contracts entered into prior to this security becoming enforceable or under bona fide Sales Contracts entered into by a Secured Party as agent of the Chargor Party, with such persons and on such terms and conditions as the Secured Party determines, provided that those terms are at arm's length.

4.3 Operator's rights to receive sales proceeds

Operator or the Party appointed in its stead shall be entitled to direct all or any purchasers under the Defaulting Party's Sales Contracts to pay all proceeds of sale under such Sales Contracts to Operator or Party appointed in its stead as the agent of the Defaulting Party until the Secured Monies owing to Operator and each Party have been paid and discharged in full, and may give valid receipts and discharges therefor. Operator or the Party appointed in its stead shall distribute and apply all amounts so received, less all expenses incurred in relation to

obtaining or recovering those amounts, in the order of priority set out in clause 3.5.

5 Appointment of Receiver

5.1 Appointment

At any time after any of the rights of the Secured Party under this deed have become enforceable by the Secured Party, that Secured Party or any person authorised by that Secured Party under this deed to act on its behalf may appoint a person or persons as receiver or receiver and manager of the whole or any part of the Secured Property **(Receiver)** and may in the same way at any time remove any Receiver so appointed. Any such appointment or removal shall be in writing and shall be notified to Operator and to each Chargee Party. If a Receiver is removed, retires or dies, the Secured Party (or Operator on behalf, but not to the exclusion, of a Secured Party that is a Chargee Party) may appoint a new Receiver. Subject to the terms of this deed, the power to appoint a receiver or receiver and manager over the Charged Property may be exercised whether or not a Receiver has already been appointed over any part of it.

5.2 Receiver's remuneration

A Secured Party may fix the remuneration of a Receiver appointed by it at an amount or rate of commission agreed by the Secured Party and the Receiver or, in the absence of agreement, at an amount or rate determined by the Secured Party.

5.3 Receiver to be the Chargor Party's agent

The Receiver shall be and be deemed to be the agent of the Chargor Party, which shall be solely responsible for all or any obligations and/or liabilities without limitation incurred, sustained, assumed, accepted or undertaken, including without limitation for his acts and defaults and for his remuneration.

5.4 Joint and several or joint receivers

If 2 or more persons are appointed by a Secured Party as Receiver of the same part of the Charged Property, the Secured Party may provide that their rights, powers and remedies vest in them jointly and severally, or jointly.

5.5 Enforcing Party's powers

In addition to all other powers conferred by this deed or by law and subject always to the terms and conditions of the Agreement, a Secured Party whose rights under this deed have become enforceable or exercisable and any Receiver appointed by it **(Enforcing Party)** may do any one or more of the following as it thinks fit:

(a) enter, take possession of, have access to, make use of and manage the Charged Property of the Chargor Party;

(b) receive rents and profits derived from the Charged Property of the Chargor Party;

(c) cause the Chargor Party to continue to be associated in Joint Operations and for that purpose use any of the funds forming part of the Charged Property of the Chargor Party and borrow or raise monies on that Charged Property;

(d) whether or not the Enforcing Party has taken possession of that Charged Property sell or agree to sell or otherwise dispose of that Charged Property including the whole or any fractional part of the Chargor Party's Participating Share on any terms, including by public auction, private treaty or by tender, allowing time for payment of the purchase monies or allowing the purchase money to remain secured by a mortgage or charge of the property sold, or secured by other security, or without security, and on any other terms, without being responsible for any resultant loss other than loss caused by the fraud, Gross Negligence or Wilful Default of the Enforcing Party;

(e) take, receive and apply in accordance with clause 3.5 any and all present and future proceeds of sale and accounts receivable forming part of the Charged Property of the Chargor Party;

(f) obtain the benefit of any agreement entered into by the Chargor Party (including by specific performance) whether or not the agreement is entered into in the exercise of the rights, powers and remedies conferred by this deed;

(g) institute, conduct, defend, submit to arbitration, settle, compromise or defer in the name of the Chargor Party or otherwise on any terms, any proceeding, claim, question or dispute in connection with the Charged Property of the Chargor Party or this deed and execute releases or other discharges in connection with them;

(h) delegate the Enforcing Party's powers including this power of delegation to any person for any period;

(i) lease, licence, or end, renew, surrender or accept the surrender of a lease or licence or give an option to lease or licence any or all of the Charged Property of the Chargor Party, including the Chargor Party's Participating Share;

(j) execute all such contracts, deeds, transfers other assurances and do all such other things in the name and on behalf of the Chargor Party for the purpose of carrying into effect any of the powers conferred on the Enforcing Party and protecting the priority of this security as it may see fit;

(k) generally do or cause to be done such acts and things relating to the Charged Property of the Chargor Party (without being responsible for any loss or damage) as it may think necessary or desirable and which could have been done or caused to be done by the Enforcing Party if it had the absolute ownership of that Charged Property;

(l) exercise the rights, powers and remedies of the Chargor Party over any property comprising part of the Charged Property;

(m) manage the Charged Property or transfer the Charged Property to any person;

(n) do anything which should have been done by the Chargor Party under this deed but which has not been done or which the Enforcing Party considers has not been done properly;

(o) employ or engage persons (including employees of the Receiver and consultants and professional advisers) in connection with the powers conferred on the Enforcing Party by this clause 5;

(p) do or cause to be done anything to protect the priority of this deed, to protect the Chargor Party's or the Chargee Party's estate or interest in the Charged Property, to enforce this deed, to recover the Secured Monies relating to the Chargee Party or to protect or enhance the Charged Property; and

(q) expend money or incur liabilities in exercising the powers conferred on the Enforcing Party by this clause 5.

5.6 Discharges of obligations

Any person paying money to or otherwise dealing with the Enforcing Party shall not be concerned to inquire whether any event has happened to authorise it to act. The receipt of the Enforcing Party for any monies received by it in consequence of its exercise of any of the rights, powers, remedies, authorities or discretions herein contained shall be a sufficient discharge without obligating the person paying the same to see to the application thereof.

5.7 Mortgagee in possession

If an Enforcing Party exercises its rights under this deed or under law, it is not liable to account as mortgagee in possession. The Enforcing Party may give up possession of the Charged Property at any time.

5.8 Removal of Receiver

Upon payment in full of all Secured Monies owing to the Chargee Party, the Secured Party must, subject to clause 3.7 and at the cost of the Chargor Party, remove any Receiver appointed by it in respect of the Charged Property of the Chargor Party.

6 Power of sale

6.1 Pre-emptive rights

Any exercise of the powers of sale or enforcement conferred by this deed in relation to the Defaulting Party's Participating Interest shall be subject to and conditional upon the Enforcing Party strictly complying with or causing strict compliance with the provisions of clause 12 of the Agreement for the benefit of each other Party.

7 Ancillary provisions

7.1 Floating charges

The floating charges created by this deed shall not of themselves (but subject always to the provisions of this deed and the Agreement) hinder any sale, transfer, assignment or other dealing of a Party with respect to the Charged Property subject to such floating charges in the ordinary course of business prior to crystallisation into a fixed charge pursuant to clause 2.6.

7.2 Charges a running and continuing security

The Charges shall be deemed a running and continuing security notwithstanding any settlement on account of any part of the Secured Monies or any other matter or thing whatsoever and shall remain in full force and effect until a final discharge thereof has been executed and delivered by each other Party and Operator.

7.3 Registration of Deed

Each Party shall forthwith duly register or record this deed under the Act, the Corporations Act and wherever else necessary to perfect the security constituted hereby and secure to each Party and Operator the priority specified in clause 2.4 and rights and benefits intended to be conferred and secured hereunder.

7.4 Further assurances

Each Party and Operator covenants and agrees that it shall execute and deliver all such deeds, documents, further charges instruments and assurances, and do all such acts, matters and things, as any of the other Parties or Operator considers necessary to register and otherwise perfect the security hereby created.

7.5 Party's liability

Each Party releases each other Party, Operator, each Receiver and each attorney appointed under this deed from all liability for any loss arising, whether directly or indirectly, from any act or omission of the other Party, Operator, a Receiver or the attorney other than from fraud, Gross Negligence or Wilful Default.

7.6 Modifications and amendments

No modification or amendment of this deed shall be valid or binding unless made in writing and duly executed by each Party and Operator, and registered as required by the Act and the Corporations Act, and wherever else necessary to perfect the security constituted hereby.

7.7 Waivers

Save and except where otherwise provided in this deed, no waiver or relaxation partly or wholly of any of the terms and conditions of this deed or the Agreement shall be valid and binding on a Party or Operator, or otherwise prejudice the exercise or enforcement of all or any right, remedy, power, authority or privilege conferred by this deed or the Agreement, unless in writing and duly executed or signed by or on behalf of each Party and Operator. Any waiver or relaxation of

any term or condition shall not constitute a waiver or relaxation of any other breach or departure from that or any other term or condition.

7.8 Change of Operator

A provision of this deed remaining to be performed or capable of having effect after an Operator ceases to be Operator shall remain in full force and effect for the benefit of any successor Operator.

7.9 Ratification of actions under powers of attorney

The donor of each power of attorney granted pursuant to the terms of this deed hereby agrees to ratify and confirm all actions thereby carried out on its behalf pursuant to the terms and conditions of this deed and declares that the attorney shall not be liable for any loss or damage that may arise in or from the exercise or non-exercise of any such power (other than acts or omissions constituting fraud, Gross Negligence or Wilful Default).

7.10 Enurement

The provisions of this deed shall enure to the benefit of and be binding upon, and enforceable (subject to this deed) by, each Party and Operator and their respective successors and permitted assigns.

7.11 Exercise of rights

Subject to the express provisions of this deed a Secured Party, a Receiver or an attorney appointed under this deed may exercise a right, power or remedy at its discretion, and separately from or concurrently with another right, power or remedy. A single or partial exercise of a right, power or remedy by the person does not prevent a further exercise of that or an exercise of any other right, power or remedy. Failure by the person to exercise or delay in exercising a right, power or remedy does not prevent its exercise.

7.12 Indemnities

Each indemnity in this deed is a continuing obligation, separate and independent from the other obligations of the parties to this deed and survives termination of this deed. It is not necessary for a party to this deed to incur expense or make payment before enforcing a right of indemnity conferred by this deed.

7.13 Supervening legislation

Any present or future legislation which operates to vary the obligations of a Chargor Party in connection with this deed, the Secured Monies or the Charged Property with the result that a Secured Party's rights, powers or remedies are adversely affected (including by way of delay or postponement) is excluded, except to the extent that its exclusion is prohibited or rendered ineffective by law.

7.14 Inconsistency in remedies

If there is an inconsistency between the rights, powers and remedies provided in this deed and the rights, powers and remedies provided by law independently of this deed, then the rights, powers and remedies provided in this deed prevail.

Otherwise the rights, powers and remedies provided in this deed are cumulative with and not exclusive of the rights, powers and remedies provided by law independently of this deed.

7.15 Approvals and consents

Subject to the express provisions of this deed, whenever in this deed the agreement, approval or consent of a Chargee Party, Operator, a Receiver or an attorney appointed this deed is required, the agreement, approval or consent may be withheld at that person's sole discretion, delayed or made subject to conditions.

7.16 Severability

If the whole or any part of a provision of this deed is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this deed has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected.

7.17 No representations or warranties

Each party to this deed acknowledges that in entering into this deed it has not relied on any representations or warranties about its subject matter except as provided in this deed.

7.18 Assignments and Security Interests

Subject to clause 12.5 of the Agreement, a Party may not, without the consent of the other Parties and Operator, create or allow to exist a Security Interest over an interest in this charge or assign or otherwise dispose or deal with its rights under this deed.

8 Notices

8.1 Nominated addresses

The nominated addresses of the parties to this deed at the date hereof are as set out hereunder:

(a) **CH4 Pty Ltd**

Attention:	Chief Executive Officer
Address:	Level 13, 10 Eagle Street, Brisbane, Queensland 4000
Fax:	07 3105 3401

(b) **AGL Energy Limited**

Attention:	General Manager Gas Development
Address:	c/o 72 Christie Street, St Leonards, New South Wales
Fax:	02 9921 2227

(c) **CH4 Operations Pty Ltd**

Attention:	Chief Executive Officer

Address: Level 13, 10 Eagle Street, Brisbane, Queensland 4000

Fax: 07 3105 3401

(d) Any notice or other communication takes effect from the time it is received unless a later time is specified in it.

(e) A notice or other communication is taken to be received:

(1) if left at the address of the addressee, at the time it is left;

(2) if it is posted, on the third business day after posting (seventh, if posted to or from a place outside Australia); and

(3) if it is sent by facsimile, on production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the addressee.

9 Discharge

If the Agreement is terminated, each of the Parties and Operator to whom a charge is given by this deed will promptly execute and deliver a release and discharge of the charge created by this deed, if there are in fact no Secured Monies then owing under the charge.

10 Governing law

(a) This deed shall be governed by and construed in accordance with the laws of the State of Queensland and each Party and Operator hereby unconditionally consents and submits to the jurisdiction of the courts of that State.

(b) Each Party and Operator irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the State of Queensland and courts of appeal from them for determining any dispute concerning this deed or the transactions contemplated by this deed. Each Party and Operator waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

(c) Without preventing any other mode of service, any document in an action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of notices in accordance with clause 8.

11 Counterparts

This deed may consist of a number of counterparts and the counterparts taken together constitute one instrument.

Executed as a deed:

Each attorney executing this Deed states that he or she has no notice of revocation or suspension of his or her power of attorney.

Signed by
CH4 Pty Ltd ABN 29 092 501 016
in accordance with Section 127 of the Corporations Act 2001 by:

Secretary/Director	Director
Kerry Parker Director	Andrew Purcell Director
Name (please print)	Name (please print)

Signed Sealed and Delivered for **AGL Energy Limited** by its attorney in the presence of:

Witness Signature	Attorney Signature
PAUL ASHBY	Michael Moraza
Print Name	Print Name

Signed by
CH4 Operations Pty Ltd ACN 099 540 726
in accordance with Section 127 of the Corporations Act 2001 by:

Secretary/Director	Director
Kerry Parker Director	Andrew Purcell Director
Name (please print)	Name (please print)

AARLEG-#7437808-v1-Deed_of_Cross_Charge_-_Execution_Copy_-_21_08_2006.DOC

6

Australian Securities & Investments Commission

RECEIVED

2006 OCT -3 A 10:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
022975609

Form 488
Corporations Act 2001

Application to change the review date of a company or registered scheme

Use this form to apply to change the review date of companies or registered schemes.

To change the review dates of multiple companies or schemes please refer to the Guide.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name
SEE ANNEXURE 'A'

ACN/ARSN/ABN
SEE ANNEXURE 'A'

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Bruce Miller

ASIC registered agent number (if applicable)
220

Telephone number
(02) 9921 2203

Postal address
AGL, 72 Christie Street, St Leonards NSW 2065

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Make an application

If the application is approved, the change will take effect from the next occurrence of the new review date or the existing review date, whichever is sooner. ASIC will not alter the review date unless the application fee is attached.

Multiple Companies or Schemes
Refer to the Guide when applying to change the review dates of multiple companies or schemes.

New review date requested
15/08
[D D] [M M]

IPC
10 JUL 2006

Tick one box

Indicate the reason for your application to change the review date

[x] **Companies:** To align with or vary from –
a) the review date of your ultimate holding company
b) the review date of another company with a common ultimate holding company

Ultimate holding company name
THE AUSTRALIAN GAS LIGHT COMPANY

ACN/ABN
052 167 405

Country of incorporation (if not Australia)

Only required for selection b)

Company to align with or vary from

ACN/ABN

Country of incorporation (if not Australia)

1 Continued ... Make an application

☐ To align with or vary from the review date of another company with a common officeholder

Name of common officeholder

Family name

Given names

Company to align with or vary from

ACN/ABN

Country of Incorporation (if not Australia)

☐ **Schemes:** To align with or vary from –
a) the review date of the responsible entity of your scheme; or
b) the review date of another scheme with a common responsible entity

Responsible entity name

ACN/ABN

Only required for selection b)

Scheme to align with or vary from

ARSN

☐ Exceptional circumstances (please state the reason here)

2 Multiple companies or schemes

Use this page to provide details of multiple companies or schemes that are applying for a change to review date. Refer to the Guide for further clarification.

	Company/scheme name	ACN/ARSN/ABN	Current review date	New review date requested
1	SEE ANNEXURE 'A'			
2				
3				
4				
5				
6				
7				
8				
9				
20				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				

Signature

This form must be signed by a current officeholder of the company or responsible entity.

I certify that the information in this form is true and complete

Refer to the guide when applying to vary the review date of multiple companies or schemes.

Name

JANE FRANCES MCALOON

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

06/07/06

[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

ANNEXURE 'A' OF 1 PAGE REFERRED TO IN FORM 488
APPLICATION TO CHANGE THE REVIEW DATE OF A COMPANY

SUBSIDIARIES OF THE AUSTRALIAN GAS LIGHT COMPANY REQUIRING 15 AUGUST REVIEW DATE TO BE ALIGNED WITH PARENT COMPANY

AGL ENERGY LIMITED	ACN 115 061 375
AGL GAS PRODUCTION (CAMDEN) PTY LIMITED	ACN 115 063 744
AGL HP1 PTY LIMITED	ACN 080 429 901
AGL HP2 PTY LIMITED	ACN 080 810 546
AGL HP3 PTY LIMITED	ACN 080 735 815
AGL HYDRO MAINTENANCE SERVICES PTY LIMITED	ACN 084 668 093
AGL HYDRO OPERATIONS PTY LIMITED	ACN 080 797 824
AGL POWER GENERATION (NSW) PTY LIMITED	ACN 118 099 451
AGL POWER GENERATION (QLD) PTY LIMITED	ACN 119 438 756
AGL (SHL) PTY LIMITED	ACN 116 830 285
AGL SOUTHERN HYDRO HOLDINGS PTY LIMITED	ACN 104 646 424
AGL SOUTHERN HYDRO INVESTMENTS PTY LIMITED	ACN 104 071 829
AGL SOUTHERN HYDRO PTY LIMITED	ACN 088 976 327
DOLLAR WIND FARM PTY LIMITED	ACN 107 251 285
MACARTHUR WIND FARM PTY LTD	ACN 106 134 507

JANE FRANCES MCALOON
COMPANY SECRETARY
THE AUSTRALIAN GAS LIGHT COMPANY

6 JULY 2006

7

Australian Securities & Investments Commission

RECEIVED

2006 OCT -3 A 10: 20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Electronic Lodgement

Document No. **1E2289480**

Lodgement date/time: 10-07-2006 11:00:24
Reference Id: 73760040 Trace No.: 1000007

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL ENERGY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
JANE FRANCES MCALOON
Capacity
SEC
Signature

Date signed
07-07-2006

Form 484 - Change to company details
AGL ENERGY LIMITED ACN 115061375

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Director - Appointment Date: 05-07-2006

The name of the appointed officeholder is:

Given names **GRAHAM JOHN**

Family name **REANEY**

Birth Details

Date of Birth **05-05-1943**

City/town of Birth **BRISBANE**

State (if born in Australia) **Qld**

Country of Birth **Australia**

Residential Address

Address

14 THE GROVE MOSMAN NSW 2088
Australia

8

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. 1E2249692

Lodgement date/time: 29-06-2006 08:35:23
Reference Id: 73704443 Trace No. : 69620060627094720

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL ENERGY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
JANE FRANCES MCALOON
Capacity
SEC
Signature

Date signed
27-06-2006

A1 Change of address

Company officeholder's residential address

Officeholder details

Given names **PAUL**

Family name **ANTHONY**

Birth Details

Date of Birth **26-09-1955**

City/town of Birth **CARDIFF**

Country of Birth **UNITED KINGDOM**

Address

**2/16 BAY VIEW STREET MCMAHONS POINT NSW
2060
Australia**

Effective Date **26-06-2006**

9

Australian Securities & Investments Commission

Electronic Lodgement
Document No. **1E2120366**
Lodgement date/time: 25-05-2006 09:34:30
Reference Id: 73543119 Trace No.: 32320060525093116

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL ENERGY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
JANE FRANCES MCALOON
Capacity
SEC
Signature

Date signed
24-05-2006

Form 484 - Change to company details
AGL ENERGY LIMITED ACN 115061375

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Director - Appointment Date: 23-05-2006

The name of the appointed officeholder is:

Given names **PAUL**

Family name **ANTHONY**

Birth Details

Date of Birth **26-09-1955**

City/town of Birth **CARDIFF**

Country of Birth **UNITED KINGDOM**

Residential Address

Address

THE WESTIN HOTEL 1A MARTIN PLACE SYDNEY
NSW 2000
Australia

10

ASIC registered agent number 220
lodging party or agent name Bruce Miller
office, level, building or PO Box no. AGL
street number & name 72 Christie Street
suburb/city St Leonards state/territory NSW postcode 2065
telephone (02) 9921 2203
facsimilie (02) 9921 2082
DX number suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
022870553

ASS. CASH. PROC. REO-A REO-P

Australian Securities & Investments Commission

Notification of
resolution

form **205**
Corporations Act 2001
Regulation 1.0.12

(2)

Company name AGL Energy Limited
A.C.N. 115061375

Subject(s) of the resolution
(tick boxes which apply)

Section	Subject	Box
157(2)	change of company name	☐ A
162(3)	change from public company to proprietary company	☐ B
162(3)	change from proprietary company to public company	☐ C
162(3)	change from no-liability company to company limited by shares	☐ F
162(3)	change from limited company to unlimited company	☐ G
162(3)	change from unlimited company to limited company	☐ H
162(3)	change from company limited by guarantee to company limited by shares	☐ AA
1416	change from company limited by both shares & guarantee to company limited by shares	☐ AB
1416	change from company limited by both shares & guarantee to company limited by guarantee	☐ AC
162(3)	change from limited (mining) company to a no-liability company	☐ X
136(5)	alteration of constitution	☐ J
491(1)	voluntary winding up by members	☐ L
491(1)	voluntary winding up by creditors	☐ M
461(2)	company resolved to be wound up by Court	☐ AD
506(1B)	powers & duties of liquidator (voluntary)	☐ AF
507(11)	company's arrangement with liquidator	☐ AG
510(1A)	binding arrangements on company/ creditors	☐ AH
	other	☒ R

section number R
brief description
Rescission of Resolution

Details of the resolution (tick the appropriate box & provide details)

date of meeting 23/03/2006

The resolution ☒ set out below
☐ in the attached annexure marked "..................." (show mark A B etc),
was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Law.

The Resolution
That the special resolution passed by the Company on 16/2/06 to approve and adopt the constitution set out in Schedule 2 of the Demerger Implementation Deed between The Australian Gas Light Company and AGL Gas Developments Pty Limited (to be renamed AGL Energy Limited) dated 9/2/06 as the constitution of the Company in substitution for, and to the exclusion of, the existing constitution of the Company, effective from 27 March 2006, be rescinded and the existing constitution (being the constitution adopted with effect from 17/2/06 when the Company changed to a public company limited by shares) of the Company be confirmed as the Company's constitution.

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☒ no
If yes, provide business name(s) registration details
Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Signature

I certify that the information in this form is true and correct.

print name Jane Frances McAloon capacity Secretary

sign here date 23/03/2006

11

Australian Securities & Investments Commission

RECEIVED

2006 OCT -3 A 10: 5


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
021699461

Form 484
Corporations Act 2001

Change to company details

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of Address
A2 Change of name - office holders or members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure table
C4 Changes to register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company Details

Company Name
AGL Energy Limited

Refer to guide for information about corporate key

ACN/ABN
115 061 375.

Corporate key
[redacted]

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Bruce Miller

ASIC registered agent number (if applicable)
220

IPC
20 MAR 2006

Telephone number
(02) 9921 2203

ASIC
10 MAR 2006

Postal address
AGL 72 Christie Street
St Leonards NSW 2065

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
Jane Frances McAloon

Capacity
☐ Director
☒ Company Secretary

Signature

Date signed
0 7 / 0 3 / 0 6
(D D) (M M) (Y Y)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
EMail info.enquiries@asic.gov.au
Web www.asic.gov.au

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
1 7 / 0 2 / 0 6
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name: Allen
Given names: David Charles Keith

Date of Birth
[redacted] / 0 4 / 3 6
[D D] [M M] [Y Y]

Place of birth (town/city): Harrow
(state/country): United Kingdom

Former Name
Eg change by deed poll, marriage

Their previous name was (Provide full given names, not initials)

Family name:
Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 56 Kensington Road

Suburb/City: South Yarra
State/Territory: VIC

Postcode: 3141
Country (if not Australia):

If an 'Alternate director', for whom
Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form.
(Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (if applicable)
/ /
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

2 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details seperately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
17/02/06
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name: Johnson

Given names: Mark Roderick Granger

Date of Birth
08/11/40
[D D] [M M] [Y Y]

Place of birth (town/city): Suva

(state/country): Fiji

Former Name
Eg change by deed poll, marriage

Their previous name was (Provide full given names, not Initials)

Family name:

Given names:

Residential address

The residential address of the appointed officeholder is

ASIC approval no. for address: 389 6/12/02

Street number and Street name: Macquarie Bank Limited, Level 12 1 Martin Place

Suburb/City: Sydney

State/Territory: NSW

Postcode: 2000

Country (if not Australia):

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form.
(Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:

Given names:

Expiry date (if applicable)
[D D] / [M M] / [Y Y]

- [ ] Alternate director terms of appointment attached

12

Australian Securities & Investments Commission

RECEIVED
2006 OCT -3 A 10: 32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Electronic Lodgement
Document No. 1E1878393
Lodgement date/time: 07-03-2006 10:03:51
Reference Id: 73209239

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL ENERGY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
JANE FRANCES MCALOON
Capacity
SEC
Signature

Date signed
27-02-2006

Form 484 - Change to company details
AGL ENERGY LIMITED ACN 115061375

B1 Cease company officeholder

Officer

This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Alternate Director - Cessation Date: 17-02-2006

The name of the ceased officeholder is:

Given names **BRUCE NINIAN**

Family name **MILLER**

Birth Details

Date of Birth **03-08-1947**

City/town of Birth **WARRNAMBOOL**

State (if born in Australia) **Vic**

Country of Birth **Australia**

Alternate directorship

Given names **JANE FRANCES**

Family name **MCALOON**

Cessation Date **17-02-2006**

13

Australian Securities & Investments Commission

RECEIVED
2006 OCT -3 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Electronic Lodgement
Document No. 1E1878395
Lodgement date/time: 07-03-2006 10:03:51
Reference Id: 73209243

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL ENERGY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
JANE FRANCES MCALOON
Capacity
SEC
Signature

Date signed
27-02-2006

Form 484 - Change to company details
AGL ENERGY LIMITED ACN 115061375

B1 Cease company officeholder

Officer

This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Alternate Director - Cessation Date: 17-02-2006

The name of the ceased officeholder is:

Given names	**BRUCE NINIAN**
Family name	**MILLER**

Birth Details

Date of Birth	**03-08-1947**
City/town of Birth	**WARRNAMBOOL**
State (if born in Australia)	**Vic**
Country of Birth	**Australia**

Alternate directorship

Given names	**ROBERT ANTHONY**
Family name	**CASAMENTO**
Cessation Date	**17-02-2006**

14

Australian Securities & Investments Commission

Electronic Lodgement

Document No. 1E1878396

Lodgement date/time: 07-03-2006 10:03:51
Reference Id: 73209242

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL ENERGY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
JANE FRANCES MCALOON
Capacity
SEC
Signature

Date signed
27-02-2006

B1 Cease company officeholder

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details
Role(s)
Director - Cessation Date: 17-02-2006
The name of the ceased officeholder is:

Given names **ROBERT ANTHONY**
Family name **CASAMENTO**
Birth Details
Date of Birth **29-07-1943**
City/town of Birth **SYDNEY**
State (if born in Australia) **NSW**
Country of Birth **Australia**

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details
Role(s)
Director - Cessation Date: 17-02-2006
The name of the ceased officeholder is:

Given names **GREGORY JOHN**
Family name **HAYES**
Birth Details
Date of Birth **10-03-1958**
City/town of Birth **ADELAIDE**
State (if born in Australia) **SA**
Country of Birth **Australia**

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details
Role(s)
Director - Cessation Date: 17-02-2006
The name of the ceased officeholder is:

Given names **JANE FRANCES**
Family name **MCALOON**
Birth Details
Date of Birth **20-02-1964**
City/town of Birth **MELBOURNE**
State (if born in Australia) **Vic**
Country of Birth **Australia**

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details
Role(s)
Secretary - Cessation Date: 17-02-2006
The name of the ceased officeholder is:

Given names **BRUCE NINIAN**
Family name **MILLER**

Form 484 - Change to company details
AGL ENERGY LIMITED ACN 115061375

Birth Details

Date of Birth	**03-08-1947**
City/town of Birth	**WARRNAMBOOL**
State (if born in Australia)	**Vic**
Country of Birth	**Australia**

15

Australian Securities & Investments Commission

RECEIVED

2006 OCT -3 A 10:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Electronic Lodgement

Document No. 1E1878394

Lodgement date/time: 07-03-2006 10:03:51
Reference Id: 73209254

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL ENERGY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
JANE FRANCES MCALOON
Capacity
SEC
Signature

Date signed
27-02-2006

Form 484 - Change to company details
AGL ENERGY LIMITED ACN 115061375

B1 Cease company officeholder

Officer

This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Alternate Director - Cessation Date: 17-02-2006

The name of the ceased officeholder is:

Given names **BRUCE NINIAN**

Family name **MILLER**

Birth Details

Date of Birth **03-08-1947**

City/town of Birth **WARRNAMBOOL**

State (if born in Australia) **Vic**

Country of Birth **Australia**

Alternate directorship

Given names **GREGORY JOHN**

Family name **HAYES**

Cessation Date **17-02-2006**

16

Australian Securities & Investments Commission

RECEIVED

2006 OCT -3 A 10: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Electronic Lodgement

Document No. 1E1876888

Lodgement date/time: 06-03-2006 15:47:18
Reference Id: 73206791

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL ENERGY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
BRUCE NINIAN MILLER
Capacity
SEC
Signature

Date signed
27-02-2006

B2 Appoint company officeholder

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details
Role(s)
Director - Appointment Date: 17-02-2006
The name of the appointed officeholder is:

Given names **DAVID PAUL**

Family name **CRAIG**

Birth Details
Date of Birth **27-11-1954**
City/town of Birth **WELLINGTON**
Country of Birth **NEW ZEALAND**

Residential Address

Address
5 PADULLA PLACE CASTLE COVE NSW 2069
Australia

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details
Role(s)
Director - Appointment Date: 17-02-2006
The name of the appointed officeholder is:

Given names **CAROLYN JUDITH**

Family name **HEWSON**

Birth Details
Date of Birth **10-07-1955**
City/town of Birth **ADELAIDE**
State (if born in Australia) **SA**
Country of Birth **Australia**

Residential Address

Address
36 KINGS ROAD VAUCLUSE NSW 2030
Australia

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details
Role(s)
Secretary - Appointment Date: 17-02-2006
The name of the appointed officeholder is:

Given names **JANE FRANCES**

Family name **MCALOON**

Birth Details
Date of Birth **20-02-1964**
City/town of Birth **MELBOURNE**
State (if born in Australia) **Vic**
Country of Birth **Australia**

Residential Address

Form 484 - Change to company details
AGL ENERGY LIMITED ACN 115061375

Address
8 MERCHANT STREET STANMORE NSW 2048
Australia

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Director - Appointment Date: 17-02-2006

The name of the appointed officeholder is:

Given names **MAXWELL GILBERT**

Family name **OULD**

Birth Details

Date of Birth **20-12-1946**
City/town of Birth **SANDRINGHAM**
State (if born in Australia) **Vic**
Country of Birth **Australia**

Residential Address

Address
21 CROMER ROAD BEAUMARIS VIC 3193
Australia

17

ASIC registered agent number 220
lodging party or agent name Bruce Miller
office, level, building or PO Box no. AGL
street number & name 72 Christie Street
suburb/city St Leonards state/territory NSW postcode 2065
telephone (02) 9921 2203
facsimilie (02) 9921 2082
DX number suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
022870552
ASS. [ ] REQ-A [ ]
CASH. [ ] REQ-P [ ]
PROC. [ ]

Australian Securities & Investments Commission

RECEIVED 24 MAR 2006 ASIC

form **205**

Notification of
resolution

Corporations Act 2001
Regulation 1.0.12

(1)

Company name AGL Energy Limited
A.C.N. 115061375

Subject(s) of the resolution
(tick boxes which apply)

Section	Subject		
157(2)	change of company name	[ ]	A
162(3)	change from public company to proprietary company	[ ]	B
162(3)	change from proprietary company to public company	[ ]	C
162(3)	change from no-liability company to company limited by shares	[ ]	F
162(3)	change from limited company to unlimited company	[ ]	G
162(3)	change from unlimited company to limited company	[ ]	H
162(3)	change from company limited by guarantee to company limited by shares	[ ]	AA
1416	change from company limited by both shares & guarantee to company limited by shares	[ ]	AB
1416	change from company limited by both shares & guarantee to company limited by guarantee	[ ]	AC
162(3)	change from limited (mining) company to a no-liability company	[ ]	X
136(5)	alteration of constitution	[X]	J
491(1)	voluntary winding up by members	[ ]	L
491(1)	voluntary winding up by creditors	[ ]	M
461(2)	company resolved to be wound up by Court	[ ]	AD
506(1B)	powers & duties of liquidator (voluntary)	[ ]	AF
507(11)	company's arrangement with liquidator	[ ]	AG
510(1A)	binding arrangements on company/ creditors	[ ]	AH
	other	[ ]	R

section number
brief description

Details of the resolution (tick the appropriate box & provide details)

date of meeting 16/02/2006

The resolution [X] set out below
[ ] in the attached annexure marked "......................" (show mark A B etc).
was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Law.

The Resolution
That the constitution set out in Schedule 2 of the Demerger Implementation Deed between The Australian Gas Light Company and AGL Gas Developments Pty Limited (to be renamed AGL Energy Limited) dated 9 February 2006 be approved and adopted as the constitution of the Company in substitution for, and to the exclusion of, the existing constitution of the Company, effective from 27th March 2006.

For change of company name

Is the proposed name identical to a registered business name(s)? [ ] yes [X] no
If yes, provide business name(s) registration details
Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Signature

I certify that the information in this form is true and correct.

print name Jane Frances McAloon capacity Secretary

sign here [signature] date 23/03/2006

18

218

I confirm that these 37 pages are a true copy of the original document.

Bruce Ninian Miller, Secretary

RECEIVED
2006 OCT -3 A 10:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AGL GAS DEVELOPMENTS LIMITED

ACN 115 061 375

CONSTITUTION

CONSTITUTION
AGL GAS DEVELOPMENTS LIMITED
ACN 115 061 375

TABLE OF CONTENTS

Clause	Heading	Page
1.	DEFINITIONS AND INTERPRETATION	1
2.	CAPITAL AND SHARES - Rights	2
3.	CAPITAL AND SHARES - Issue of shares	3
4.	CAPITAL AND SHARES - Commission and brokerage	3
5.	CAPITAL AND SHARES - Trusts not recognised	3
6.	CAPITAL AND SHARES - Joint holders	4
7.	CAPITAL AND SHARES - Right to certificate	4
8.	CAPITAL AND SHARES - Replacement of certificate	4
9.	CAPITAL AND SHARES - Variation of class rights	5
10.	CALLS - General	5
11.	CALLS - Instalments	5
12.	CALLS - Interest and expenses	6
13.	CALLS - Recovery of amounts due	6
14.	CALLS - Differentiation	6
15.	CALLS - Payment of calls in advance	6
16.	LIEN AND FORFEITURE - Lien	7
17.	LIEN AND FORFEITURE - Lien sale	7
18.	LIEN AND FORFEITURE - Forfeiture notice	7
19.	LIEN AND FORFEITURE - Forfeiture	8
20.	LIEN AND FORFEITURE - Liability of former Member	8
21.	LIEN AND FORFEITURE - Sale	9
22.	TRANSFER OF SHARES - General	9
23.	TRANSFER OF SHARES - Transfer procedure	10
24.	TRANSFER OF SHARES - Right to refuse registration	10
25.	TRANSFER OF SHARES - Closure of register	10
26.	TRANSMISSION OF SHARES - Title on death	10
27.	TRANSMISSION OF SHARES - Transmission	11
28.	CHANGES TO SHARE CAPITAL	11
29.	GENERAL MEETINGS - Calling	12
30.	GENERAL MEETINGS - Notice	12
31.	PROCEEDINGS AT GENERAL MEETINGS - Quorum	13
32.	PROCEEDINGS AT GENERAL MEETINGS - Chairman	13
33.	PROCEEDINGS AT GENERAL MEETINGS - Adjournment	14
34.	PROCEEDINGS AT GENERAL MEETINGS - Decision of questions	14
35.	PROCEEDINGS AT GENERAL MEETINGS - Taking a poll	15
36.	PROCEEDINGS AT GENERAL MEETINGS - Written resolutions	15
37.	VOTES OF MEMBERS - Entitlement to vote	16
38.	VOTES OF MEMBERS - Unpaid calls	16
39.	VOTES OF MEMBERS - Joint holders	16
40.	VOTES OF MEMBERS - Objections	16
41.	VOTES OF MEMBERS - Votes by operation of law	16
42.	VOTES OF MEMBERS - Votes by proxy	17
43.	VOTES OF MEMBERS - Instrument appointing proxy	17
44.	VOTES OF MEMBERS - Lodgment of proxy	17
45.	VOTES OF MEMBERS - Validity	18
46.	VOTES OF MEMBERS - Representatives of corporations	18

CONSTITUTION
AGL GAS DEVELOPMENTS LIMITED

47.	APPOINTMENT AND REMOVAL OF DIRECTORS - Number of Directors	19
48.	APPOINTMENT AND REMOVAL OF DIRECTORS - Qualification	19
49.	APPOINTMENT AND REMOVAL OF DIRECTORS - General	19
50.	APPOINTMENT AND REMOVAL OF DIRECTORS - Period of office	19
51.	APPOINTMENT AND REMOVAL OF DIRECTORS - Vacation of office	19
52.	REMUNERATION OF DIRECTORS - Remuneration of non-executive Directors	20
53	REMUNERATION OF DIRECTORS - Remuneration of Executive Directors	20
54.	REMUNERATION OF DIRECTORS - Benefits for former Directors	21
55.	POWERS AND DUTIES OF DIRECTORS - Directors to manage Company	21
56.	PROCEEDINGS OF DIRECTORS - Directors' meetings	22
57.	PROCEEDINGS OF DIRECTORS - Decision of questions	22
58.	PROCEEDINGS OF DIRECTORS - Directors' interests	23
59.	PROCEEDINGS OF DIRECTORS - Alternate Directors	24
60.	PROCEEDINGS OF DIRECTORS - Remaining Directors	24
61.	PROCEEDINGS OF DIRECTORS - Chairman	24
62.	PROCEEDINGS OF DIRECTORS - Directors' committees	24
63.	PROCEEDINGS OF DIRECTORS - Written resolutions	25
64.	PROCEEDINGS OF DIRECTORS - Validity of acts of Directors	25
65.	PROCEEDINGS OF DIRECTORS - Minutes and registers	26
66.	MANAGING OR EXECUTIVE DIRECTOR - Appointment	26
67.	MANAGING OR EXECUTIVE DIRECTOR - Powers	26
68.	SECRETARY - Secretary	27
69.	SEALS - Common Seal	27
70.	INSPECTION OF RECORDS - Times for inspection	27
71.	DIVIDENDS AND RESERVES - Declaration of dividend	28
72.	DIVIDENDS AND RESERVES - No Interest	28
73.	DIVIDENDS AND RESERVES - Reserves	28
74.	DIVIDENDS AND RESERVES - Dividend entitlement	28
75.	DIVIDENDS AND RESERVES - Deductions from dividends	29
76.	DIVIDENDS AND RESERVES - Distribution of assets	29
77.	DIVIDENDS AND RESERVES - Payment	29
78.	DIVIDENDS AND RESERVES - Capitalisation of profits	30
79.	NOTICES - Service of notices	30
80.	NOTICES - Persons entitled to notice	32
81.	AUDIT AND ACCOUNTS - Company to keep accounts	32
82.	WINDING UP	32
83.	INDEMNITY BY COMPANY	32

SCHEDULE 1

CORPORATIONS LAW COMPANY LIMITED BY SHARES

CONSTITUTION

OF

AGL GAS DEVELOPMENTS LIMITED

ACN 115 061 375

1. DEFINITIONS AND INTERPRETATION

1.1 In this Constitution:

'Alternate Director' means a person appointed as an Alternate Director under **Clause 59**;

'Auditor' means the Company's Auditor, if any;

'business day' has the same meaning as in the *Corporations Law*;

'Company' means **AGL GAS DEVELOPMENTS LIMITED**;

'Constitution' means the Constitution of the Company as amended from time to time;

'Director' includes any person occupying the position of Director of the Company and, where appropriate, includes an Alternate Director;

'Directors' means all or some of the Directors acting as a Board;

'dividend' includes bonus;

'Executive Director' means a person appointed as an Executive Director under **Clause 66.1**;

'GST' has the same meaning given to it in the *A New Tax System (Goods and Services Tax) Act 1999* (Cth);

'Holding Company' has the same meaning as in the *Corporations Law*;

'Managing Director' means a person appointed as Managing Director under **Clause 66.1**;

'Member' means a person entered in the Register or any branch register as the holder of shares and, in **Clause 31, 32, 34 and 37**, includes a Member present in person or by proxy or representative;

'Office' means the Company's registered office;

'Register' means the register of Members of the Company;

'registered address' means the last known address of a Member as noted in the Register;

'Related Body Corporate' has the same meaning as in the *Corporations Law*;

'Representative' means a person authorised by a Member to act as their representative under **Clause 46.1**;

'Seal' means the Company's Common Seal;

'Secretary' means any person appointed by the Directors to perform any of the duties of a Secretary of the Company;

'shares' means shares in the capital of the Company;

'Ultimate Holding Company' has the same meaning as in the *Corporations Law*.

1.2 In this Constitution, unless the context otherwise requires:

(a) headings are for ease of reference only and do not affect the construction of this Constitution; and

(b) words denoting individuals or persons include bodies corporate and vice versa.

1.3 Unless the contrary intention appears in this Constitution, an expression in a Clause has the same meaning as in the *Corporations Law* and, in particular, has the same meaning as in a provision of the *Corporations Law* that deals with the same matter as the Clause.

1.4 Except for any mandatory rules, relevant clauses of this Constitution apply instead of the Replaceable Rules as specified in Section 141 of the *Corporations Law*.

2. CAPITAL AND SHARES - Rights

Subject to this Constitution and to the terms of issue of shares, all shares attract the following rights, privileges and conditions:

(a) the right to receive notice of and to attend and vote at all general meetings of the Company;

(b) the right to receive dividends;

(c) in a winding up or reduction of capital, the right to participate equally in the distribution of the assets of the Company (both capital and surplus), subject to any amounts unpaid on the shares and, in the case of a reduction, to the terms of the reduction.

3. CAPITAL AND SHARES - Issue of shares

3.1 Subject to the *Corporations Law* and this Constitution, the issue of shares is under the control of the Directors who may issue and allot, or dispose of, the shares to persons on terms determined by the Directors.

3.2 The Directors' power under **Clause 3.1** includes the power to:

(a) grant options over shares when issued; and

(b) issue and allot shares with:

(i) any preferential, deferred or special rights, privileges or conditions; or

(ii) any restrictions in regard to dividend, voting, return of capital or otherwise;

(c) issue and allot preference shares that are, or at the option of the Company are, liable to be redeemed; or

(d) issue and allot bonus shares for whose issue no consideration is payable to the Company.

4. CAPITAL AND SHARES - Commission and brokerage

4.1 The Directors may exercise the power conferred by the *Corporations Law* to make payments by way of brokerage or commission in respect of subscriptions for shares in the Company.

4.2 Payments in accordance with this Clause may be made in cash, by the allotment of shares, by the grant of options over shares, or by a combination of any of those methods, or otherwise.

5. CAPITAL AND SHARES - Trusts not recognised

5.1 Except as required by law, the Company will not recognise any person as holding a share on trust and the Company will not recognise any equitable, contingent, future or partial interest or any other right in respect of a share except the registered holder's absolute right of ownership.

5.2 Subject to the other Clauses, **Clause 5.1** applies even if the Company has notice of the relevant trust, interest or right.

6. CAPITAL AND SHARES - Joint holders

6.1 If two or more persons are registered as the holders of a share, they are taken to hold the share as joint tenants with benefits of survivorship and the person whose name appears first on the Register is the only joint holder entitled to receive notices from the Company.

6.2 Any one of the joint holders of a share may give effectual receipts for any dividend or return of capital payable to the joint holders.

7. CAPITAL AND SHARES - Right to certificate

7.1 Subject to **Clause 7.2** and the conditions of allotment of any shares or any class of shares:

(a) every Member is entitled free of charge to one certificate for all shares registered in its name; and

(b) a Member may request several certificates in reasonable denominations for different portions of its holding.

7.2 (a) Joint holders are only entitled to a single certificate in their joint names.

(b) A certificate will be sent to the joint holder whose name appears first in the Register.

(c) Only the joint holder whose name appears first may make the request referred to in **Clause 7.1(b)**.

7.3 The Company must issue a replacement certificate for shares in accordance with the *Corporations Law* if:

(a) the holder of the shares is entitled to a certificate for those shares;

(b) satisfactory evidence has been received by the Company that the certificate for shares previously issued has been stolen, lost or destroyed and has not been pledged, charged, sold or otherwise disposed of and, if lost, that proper searches have been made; and

(c) the Member has undertaken in writing to the Company to return the certificate to the Company if it is found or received by the Member.

7.4 Every certificate for shares must be issued and dispatched in accordance with the *Corporations Law*.

8. CAPITAL AND SHARES - Replacement of certificate

The Directors may order worn out or defaced certificates to be cancelled and replaced by new certificates.

9. CAPITAL AND SHARES - Variation of class rights

The provisions of the Constitution relating to general meetings apply, with necessary changes, to a meeting of Members who hold shares in a class of shares, being held for the purpose of considering a motion to pass a special resolution to cancel or vary the rights attached to those shares, as if the meeting were a general meeting except that:

(a) a quorum is two persons holding or representing by proxy at least one-third of the shares of the class or, if there is one holder of shares in the class, that person; and

(b) any holder of shares of the class, present in person or by proxy, may demand a poll.

10. CALLS - General

10.1 Subject to the terms on which partly paid shares are issued, the Directors may make calls on the holders of the shares for any money unpaid on them.

10.2 A call is made when the resolution of the Directors authorising it is passed. The Directors may require it to be paid by instalments.

10.3 The Directors may revoke or postpone a call before its due date for payment.

10.4 At least 10 business days before the due date for payment of a call the Company must send to Members on whom the call is made a notice specifying:

(a) the amount of the call;
(b) the due date for payment; and
(c) the place for payment.

10.5 A Member to whom notice of a call is given in accordance with this **Clause 10** must pay to the Company the amount called in accordance with the notice.

10.6 Failure to send a notice of a call to any Member or the non-receipt of a notice by any Member does not invalidate the call.

10.7 Joint holders of shares are jointly and severally liable to pay all calls in respect of their shares.

11. CALLS - Instalments

Where the Directors require a call to be payable by instalments:

(a) the amount of an instalment is payable as if it were a call made by the Directors and as if they had given notice of it; and

(b) the consequences of late payment or non-payment of an instalment are the same as the consequences of late payment or non-payment of a call.

12. CALLS - Interest and expenses

If an amount called is not paid on or before the due date, the person liable to pay the amount must also pay:

(a) interest on the amount from the due date to the time of actual payment at a rate determined by the Directors (not exceeding 20% per annum); and

(b) all expenses incurred by the Company as a consequence of the non-payment,

but the Directors may waive payment of the interest and expenses in whole or in part.

13. CALLS - Recovery of amounts due

On the hearing of any action for the recovery of money due for any call, proof that:

(a) the name of the person sued was, when the call was made, entered in the Register as a holder or the holder of shares in respect of which the call was made;

(b) the resolution making the call is duly recorded in the Directors' minute book; and

(c) notice of the call was given to the person sued,

will be conclusive evidence of the debt.

14. CALLS - Differentiation

The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

15. CALLS - Payment of calls in advance

15.1 The Directors may accept from a Member the whole or part of the amount unpaid on a share before the amount accepted has been called.

15.2 The Company may:

(a) pay interest on any amount accepted, until the amount is payable under a call, at a rate (not exceeding 20% per annum) agreed between the Member and the Directors; and

(b) subject to any contract between the Company and the Member, repay all or any of the amount accepted in excess of the amount called on the share.

15.3 Payment of an amount in advance of a call does not entitle the paying Member to any dividend, benefit or advantage, other than the payment of interest under this **Clause 15**, to which the Member would not have been entitled if the Member had paid the amount when it became due.

16. LIEN AND FORFEITURE - Lien

16.1 The Company has a first and paramount lien on every partly paid share for all money:

(a) called by or payable to the Company at a fixed time (whether presently payable or not), in respect of the share; or

(b) presently payable by a holder of the share, or the holder's estate, to the Company in respect of the share.

16.2 The holder must indemnify the Company for all money which the Company is required by law to pay in respect of the share or any dividend payable in respect of the share.

16.3 The Company's lien extends to all dividends payable in respect of the share.

16.4 Unless the Directors determine otherwise, the registration of a transfer of a share operates as a waiver of the Company's lien on the share.

16.5 The Directors may declare a share to be wholly or partly exempt from a lien.

17. LIEN AND FORFEITURE - Lien sale

If:

(a) the Company has a lien on a share for money presently payable; and

(b) the Company has given

(i) the Member who holds the share; or

(ii) the person entitled to the share by reason of the Member's death or bankruptcy,

written notice demanding payment of the money; and

(c) that Member fails to pay all of the money demanded,

then 14 or more days after giving the notice, the Directors may sell the share in any manner determined by them.

18. LIEN AND FORFEITURE - Forfeiture notice

18.1 The Directors may at any time after a call or instalment becomes payable and remains unpaid by a Member, serve a notice on the Member requiring the Member to pay:

(a) the unpaid amount;

(b) any interest that has accrued; and

(c) all expenses incurred by the Company as a consequence of the non-payment.

18.2 The notice under **Clause 18.1** must:

(a) specify a day (not earlier than 14 days after the date of the notice) on or before which the payment required by the notice must be made; and

(b) state that if a Member does not comply with the notice, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

19. LIEN AND FORFEITURE - Forfeiture

19.1 If a Member does not comply with a notice served under **Clause 18,** then any or all of the shares in respect of which the notice was given may be forfeited pursuant to a resolution of the Directors.

19.2 Dividends declared and unpaid in respect of forfeited shares will also be forfeited.

19.3 On forfeiture, shares become the property of the Company and forfeited shares may be sold, disposed of, or cancelled on terms determined by the Directors.

19.4 The Directors may, at any time before a forfeited share is sold, disposed of or cancelled, annul the forfeiture of the share on conditions determined by them.

19.5 Promptly after a share has been forfeited:

(a) notice of the forfeiture must be given to the Member in whose name the share was registered immediately before its forfeiture; and

(b) the forfeiture and its date must be noted in the Register.

20. LIEN AND FORFEITURE - Liability of former Member

20.1 The interest of a person who held shares which are forfeited is extinguished but the former Member remains liable to pay:

(a) all money (including interest and expenses) that was payable by the Member to the Company at the date of forfeiture in respect of the forfeited shares: and

(b) interest from the date of forfeiture until payment at a rate determined by the Directors (not exceeding 20% per annum).

20.2 A former Member's liability to the Company ceases if and when the Company receives payment in full of all money (including interest and expenses) payable by the person in respect of the shares.

21. LIEN AND FORFEITURE - Sale

21.1 The Company may:

(a) receive the consideration (if any) given for a forfeited share on any sale or disposition of the share; and

(b) execute a transfer of the share in favour of a person to whom the share is sold or disposed of.

21.2 The purchaser of the share:

(a) is not bound to check the regularity of the sale or the application of the purchase price;

(b) obtains title to the share despite any irregularity in the sale; and

(c) will not be subject to complaint or remedy by the former holder of the share in respect of the purchase.

21.3 A statement signed by a Director and the Secretary that the share has been regularly forfeited and sold or re-allotted, or regularly sold without forfeiture to enforce a lien, is conclusive evidence of the matters stated as against all persons claiming to be entitled to the share.

21.4 Subject to the terms on which a share is on issue, the net proceeds of any sale made to enforce a lien or on forfeiture must be applied by the Company in the following order:

(a) in payment of the costs of the sale;

(b) in payment of all amounts secured by the lien or all money that was payable in respect of the forfeited share;

(c) in payment of any tax liability incurred by the Company on disposal of the forfeited share; and

(d) in payment of any surplus to the former Member whose share was sold.

22. TRANSFER OF SHARES - General

22.1 Subject to this Constitution, a Member may transfer the shares held by that Member.

22.2 Shares may be transferred by:

(a) a written transfer instrument in any usual or common form; or

(b) any other form approved by the Directors.

22.3 A written transfer instrument must be executed by or on behalf of the transferor and the transferee.

22.4 (a) A transferor of shares remains the holder of the shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the shares.

(b) A transfer of shares does not pass the right to any dividends declared on the shares until such registration.

23. TRANSFER OF SHARES - Transfer procedure

The procedure for a transfer of shares is as follows:

(a) the written transfer instrument must be left at the Office or the office of the Company's share registrar, together with any fee (of $1.00 or less) the Directors require;

(b) the instrument must be accompanied by a certificate for the shares dealt with in the transfer, unless the Directors waive production of the certificate on receiving satisfactory evidence of the loss or destruction of the certificate; and

(c) the Directors may require other evidence of the transferor's right to transfer the shares.

24. TRANSFER OF SHARES - Right to refuse registration

24.1 The Directors may in their absolute discretion and without assigning any reason decline to register any transfer of shares or other securities.

24.2 There is no Clause 24.2.

25. TRANSFER OF SHARES - Closure of register

The transfer books and the Register may be closed for up to 30 days in each year.

26. TRANSMISSION OF SHARES - Title on death

26.1 The legal personal representative of a deceased Member who was the sole holder of shares is the only person whom the Company will recognise as having any title to the deceased Member's share.

26.2 If a deceased Member was a joint holder of shares, the other joint holder is the only person whom the Company will recognise as having any title to the deceased Member's shares.

26.3 The estate of the deceased Member will not be released from any liability to the Company in respect of the shares.

26.4 The Company may register a transfer to a transferee who dies before the transfer is registered.

27. TRANSMISSION OF SHARES - Transmission

27.1 A person who becomes entitled to a share in consequence of the death, mental incapacity or bankruptcy of a Member may, subject to **Clause 24** and producing to the Directors evidence of the person's entitlement which is satisfactory to the Directors, elect to:

(a) be registered as the holder of the share; or

(b) transfer the share to some other person nominated by the person.

27.2 If the person who has become entitled to a share:

(a) elects to be registered as the holder, then the person must deliver or send to the Company a written notice of election signed by the person; or

(b) elects to transfer the share, then the person must execute a transfer of the share.

27.3 An election to be registered as a holder of a share under **Clause 27.1(a)** or a transfer of a share from a Member or deceased Member under this **Clause 27** is subject to the same limitations, restrictions and provisions of this Constitution as would apply if the election or transfer was a transfer made by the Member or deceased Member.

27.4 A person who:

(a) has become entitled to a share by operation of law; and

(b) has produced evidence of the person's entitlement which is satisfactory to the Directors

is entitled to the dividends and other rights of the registered holder of the share.

27.5 Where two or more persons are jointly entitled to any share in consequence of the death of the registered holder, they will be considered to be joint holders of the share.

27.6 Any person who is registered under this clause must indemnify the Company against all liabilities, costs, losses and expenses incurred by the Company as a result of registering the person.

28. CHANGES TO SHARE CAPITAL

28.1 The Company may by resolution of Members convert all or any shares into a larger or smaller number of shares.

28.2 For the purpose of giving effect to a consolidation or subdivision of all or any of the share capital of the Company, the Directors may settle any difficulty which arises as they think expedient and in particular may:

(a) issue fractional certificates;

(b) vest any fractions of shares in trustees on such trusts for the persons entitled to the fractions of shares as may seem expedient to the Directors; or

(c) sell the shares representing the fractions for the best price reasonably obtainable to any person and distribute the net proceeds of sale (subject to retention by the Company of small amounts where the cost of distribution would be disproportionate to the amounts involved) in due proportion among those Members and, for such sale, any Director may execute an instrument of transfer of the shares to the purchaser.

29. GENERAL MEETINGS - Calling

29.1 Any Director may, at any time, call a general meeting.

29.2 A Member may only request the Directors to call a general meeting in accordance with Section 249D of the *Corporations Law*.

29.3 A Member may not call or join in calling a general meeting except under Sections 249E and 249F of the *Corporations Law*.

29.4 Except in the case of one Member companies (Section 250N(4)), the Directors must call in every calendar year a general meeting, to be referred to as the Annual General Meeting, which is to be held at such time as may be determined by the Directors.

29.5 A general meeting may be held at two or more venues using any technology that gives the Members as a whole a reasonable opportunity to participate.

30. GENERAL MEETINGS - Notice

30.1 Subject to the provisions of the *Corporations Law* governing the calling of meetings with notice shorter than is otherwise required (Section 249H(2)), at least 21 days notice (exclusive of the day on which the notice is served or taken to be served and of the day for which notice is given) must be given to Members of any general meeting (Section 249H).

30.2 A notice calling a general meeting must:

(a) specify the place, date and time for the meeting (and, if the meeting is to be held at two or more venues, the technology that will be used to facilitate this); and

(b) state the general nature of the meeting's business; and

(c) if a special resolution is to be proposed at the meeting, set out an intention to propose the special resolution and state the resolution; and

(d) comply with any other requirements of the *Corporations Law*.

30.3 (a) The Directors may postpone or cancel any general meeting whenever they think fit (other than a meeting called as the result of a request under Clause **29.2**).

(b) The Directors must give notice of the postponement or cancellation to all persons entitled to receive notices from the Company.

30.4 The failure or accidental omission to send a notice of a general meeting to any Member or the non-receipt of a notice by any Member does not invalidate the proceedings at or any resolution passed at the general meeting.

31. PROCEEDINGS AT GENERAL MEETINGS - Quorum

31.1 No business may be transacted at a general meeting unless a quorum of Members is present when the meeting proceeds to business.

31.2 A quorum of Members is constituted by:

(a) if the Company has only one Member, that Member; and

(b) if the Company has more than one Member, two Members.

31.3 If a quorum is not present within 30 minutes after the time appointed for a meeting:

(a) if the meeting was called by or on the request of Members, it is automatically dissolved; or

(b) in any other case:

(i) it will stand adjourned to the same time and place seven days after the meeting, or to another day, time and place determined by the Directors; and

(ii) if at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the meeting, it is automatically dissolved.

32. PROCEEDINGS AT GENERAL MEETINGS - Chairman

32.1 The chairman, or in the chairman's absence the deputy chairman, of Directors' meetings will be the chairman at every general meeting.

32.2 If:

(a) there is no chairman or deputy chairman; or

(b) neither the chairman nor the deputy chairman is present within 15 minutes after the time appointed for holding the meeting; or

(e) the chairman and deputy chairman are unwilling to act as chairman of the meeting,

the Directors present may elect a chairman.

32.3 If no appointment is made under **Clause 32.2**, then:

(a) the Members may elect one of the Directors present as chairman; or

(b) if no Director is present or is willing to take the chair, the Members may elect one of the Members present as chairman.

32.4 If there is a dispute at a general meeting about a question of procedure, the chairman may determine the question.

33. PROCEEDINGS AT GENERAL MEETINGS - Adjournment

33.1 The chairman of a meeting at which a quorum is present:

(a) in his or her discretion may adjourn a meeting with the meeting's consent; and

(b) must adjourn a meeting if the meeting directs him or her to do so.

33.2 An adjourned meeting may take place at a different venue to the initial meeting.

33.3 The only business that can be transacted at an adjourned meeting is the unfinished business of the initial meeting.

33.4 If a general meeting has been adjourned for more than 21 days, at least three days written notice (exclusive of the day on which the notice is served or taken to be served and of the day for which notice is given) of the adjourned meeting must be given to Members but otherwise it is not necessary to give notice of an adjourned meeting or the business of the adjourned meeting.

34. PROCEEDINGS AT GENERAL MEETINGS - Decision of questions

34.1 Subject to the *Corporations Law* (particularly, in relation to special resolutions and short notice), a resolution is carried if a majority of the votes cast on the resolution are in favour of the resolution.

34.2 A resolution put to the vote of a meeting is decided on a show of hands unless a poll is demanded by:

(a) the chairman;

(b) at least two Members who have the right to vote at the meeting;

(c) any Member or Members who can vote not less than 5% of all votes held by Members who have the right to vote on the resolution on a poll; or

(d) any Member or Members who can vote shares on which an amount has been paid up equal to not less than 5% of the total amount paid up on all shares conferring the right to vote on the resolution on a poll.

34.3 A poll may be demanded:

(a) before a vote on a show of hands takes place;

(b) after a vote on a show of hands takes place but before the declaration of the result of the show of hands; or

(c) immediately after the declaration of the result of the show of hands.

34.4 Unless a poll is demanded:

(a) a declaration by the chairman that a resolution has been carried, carried by a specified majority, or lost; and

(b) an entry to that effect in the minutes of the meeting

are conclusive evidence of the fact without proof of the number or proportion of the votes in favour of or against the resolution.

34.5 The demand for a poll may be withdrawn.

34.6 A decision of a general meeting may not be impeached or invalidated on the ground that a person voting at the meeting was not entitled to do so.

35. PROCEEDINGS AT GENERAL MEETINGS - Taking a poll

35.1 A poll will be taken when and in the manner that the chairman directs.

35.2 The result of the poll will determine whether the resolution on which the poll was demanded is carried or lost.

35.3 The chairman may determine any dispute about the admission or rejection of a vote.

35.4 The chairman's determination, if made in good faith, will be final and conclusive.

35.5 A poll demanded on the election of the chairman or the adjournment of a meeting must be taken immediately.

35.6 After a poll has been demanded at a meeting, the meeting may continue for the transaction of business other than the question on which the poll was demanded.

36. PROCEEDINGS AT GENERAL MEETINGS - Written resolutions

36.1 If all the Members (or the only Member) have signed a document containing a statement that they are in favour of a resolution in terms set out in the document, then a resolution in those terms is taken to have been passed at a general meeting held on the day on which the document was last signed by a Member. The document has effect as minutes of the passing of the resolution.

36.2 For the purposes of **Clause 36.1**, two or more identical documents, each of which is signed by one or more Members, together constitute one document signed by those Members on the days on which they signed the separate documents.

36.3 Any document referred to in this Clause may be in the form of a facsimile transmission or electronic notification.

37. VOTES OF MEMBERS - Entitlement to vote

Subject to this Constitution and to any rights or restrictions attaching to any class of shares:

(a) every Member may vote;

(b) on a show of hands every Member has one vote; and

(c) on a poll every Member has one vote for each fully or partly paid share.

38. VOTES OF MEMBERS - Unpaid calls

A Member is not entitled to vote or to be counted in a quorum unless all calls and other sums payable by the Member in respect of shares have been paid.

39. VOTES OF MEMBERS - Joint holders

If two or more joint holders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted, to the exclusion of the other joint holder or holders.

40. VOTES OF MEMBERS - Objections

40.1 An objection to the qualification of a voter may only be raised at the meeting or adjourned meeting at which the voter tendered its vote.

40.2 An objection must be referred to the chairman of the meeting, whose decision is final.

40.3 A vote which the chairman does not disallow pursuant to an objection is valid for all purposes.

41. VOTES OF MEMBERS - Votes by operation of law

A person who has satisfied the Directors not less than 24 hours before a general meeting that the person is entitled to a share by operation of law may exercise all rights attached to the share in relation to a general meeting, as if the person were the registered holder of the share.

42. VOTES OF MEMBERS - Votes by proxy

42.1 If a Member appoints one proxy, that proxy may vote on a show of hands.

42.2 If a Member appoints two proxies, neither proxy may vote on a show of hands.

42.3 A proxy may demand or join in demanding a poll.

43. VOTES OF MEMBERS - Instrument appointing proxy

43.1 A natural person may appoint one or two proxies by a written appointment signed by the appointor or the appointor's attorney.

43.2 A corporation may appoint one or two proxies by a written appointment under the appointor's Common Seal or signed by a Director, Secretary or attorney of the appointor.

43.3 A proxy need not be a Member.

43.4 If a Member appoints two proxies and the appointment does not specify the proportion or number of the Member's votes each proxy may exercise, each proxy may exercise half of the Member's votes.

43.5 (a) An appointment of a proxy may be in a form approved by the Directors.

(b) **Schedule 1** sets out a form which will be taken to be approved by the Directors unless they resolve to use a different form.

43.6 If an appointment of a proxy does not specify the way the proxy is to vote on a particular resolution, the proxy may vote or abstain as he or she chooses. If the appointment does specify the way in which the proxy is to vote on a particular resolution, the proxy must vote or abstain in accordance with the *Corporations Law*.

43.7 A proxy's appointment is valid at an adjourned meeting.

44. VOTES OF MEMBERS - Lodgment of proxy

44.1 The written appointment of a proxy must be deposited at the Office, or another address nominated by the Company, not less than 48 hours (unless otherwise specified in the notice of meeting to which the proxy relates) before:

(a) the time for holding the meeting or adjourned meeting at which the appointee proposes to vote; or

(b) the taking of a poll on which the appointee proposes to vote.

44.2 If the appointment purports to be executed under a power of attorney or other authority, then the original document, or an office copy or a notarially certified copy of it, must be deposited with the appointment.

44.3 A written appointment of a proxy is taken to have been deposited at the Office as required by **Clause 44.1** if:

(a) a facsimile copy is received at the Office, or another address nominated by the Company, not less than 48 hours (unless otherwise specified in the notice of meeting to which the appointment relates) before the time for holding the meeting or adjourned meeting at which the appointee proposes to vote; and

(b) the original instrument of appointment of proxy is deposited at the Office, or another address nominated by the Company, not less than 24 hours before the commencement of the meeting to which the appointment relates.

45. VOTES OF MEMBERS - Validity

A vote cast in accordance with an appointment of proxy or power of attorney is valid even if before the vote was cast the appointor:

(a) died;

(b) became mentally incapacitated;

(c) revoked the proxy or power; or

(d) transferred the shares in respect of which the vote was cast,

unless any written notification of the death, mental incapacitation, revocation or transfer was received at the Office before the relevant meeting or adjourned meeting.

46. VOTES OF MEMBERS - Representatives of corporations

46.1 Any Member which is a body corporate may appoint an individual as its representative as provided by the *Corporations Law*.

46.2 The appointment of a Representative may set out restrictions on the Representative's powers.

46.3 The appointment of a Representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment are prima facie evidence of a Representative having been appointed.

46.4 The chairman of a general meeting may permit a person claiming to be a Representative to exercise the body's powers even if he or she has not produced a certificate or other satisfactory evidence of his or her appointment.

47. APPOINTMENT AND REMOVAL OF DIRECTORS - Number of Directors

47.1 There will be:

(a) a minimum number of Directors as set out in Section 201A of the *Corporations Law*.

(b) a maximum of ten Directors, unless the Company in general meeting by ordinary resolution changes the maximum number.

47.2 The Directors in office at the date this Constitution is adopted by the Company continue in office subject to this Constitution.

48. APPOINTMENT AND REMOVAL OF DIRECTORS - Qualification

Neither a Director nor an Alternate Director is required to hold any shares.

49. APPOINTMENT AND REMOVAL OF DIRECTORS - General

The managing Director, Secretary or an assistant Secretary of The Australian Gas Light Company may, at any time, appoint or remove any Director by notice in writing delivered to the Secretary.

50. APPOINTMENT AND REMOVAL OF DIRECTORS - Period of office

A Director will continue to hold office until he or she dies or until his or her office is vacated pursuant to **Clause 51**.

51. APPOINTMENT AND REMOVAL OF DIRECTORS - Vacation of office

51.1 The office of a Director immediately becomes vacant if the Director:

(a) ceases to be a Director by virtue of the *Corporations Law*;

(b) is prohibited by the *Corporations Law* from holding office or continuing as a Director;

(c) cannot manage the Company because of his or her mental incapacity whether or not the Director is a person whose estate or property has had a personal representative or trustee appointed to administer it;

(d) resigns his or her office by notice in writing to the Company;

(e) is removed pursuant to **Clause 49**;

(f) is prohibited from holding or is removed from the office of Director by an order made under the *Corporations Law*; or

(g) becomes bankrupt or makes any general arrangement or composition with the Director's creditors.

51.2 There is no Clause 51.2

51.3 There is no Clause 51.3

52. REMUNERATION OF DIRECTORS - Remuneration of non-executive Directors

52.1 The Directors (other than the Managing Director or an Executive Director) may be paid as remuneration for their services the aggregate maximum sum from time to time determined by the Board of Directors of The Australian Gas Light Company.

52.2 The remuneration will be divided between the non-executive Directors in such proportion and manner as determined by the Board of Directors of The Australian Gas Light Company.

52.3 If a non-executive Director is required to perform services for the Company which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, then the Company may pay the Director a fixed sum determined by the Directors in addition to the Director's remuneration under **Clause 52.1**.

52.4 The non-executive Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the Company's business.

53. REMUNERATION OF DIRECTORS - Remuneration of Executive Directors

The remuneration of a Managing Director or of an Executive Director may from time to time be fixed by the Board of Directors of The Australian Gas Light Company.

54. REMUNERATION OF DIRECTORS - Benefits for former Directors

Subject to the *Corporations Law* and approval by the Board of Directors of The Australian Gas Light Company, the Company may:

(a) give a person a benefit in connection with a Director's retirement from a board or managerial office in the Company; and

(b) make contributions to any fund and pay any premiums for the purchase or provision of any such benefit.

55. POWERS AND DUTIES OF DIRECTORS - Directors to manage Company

55.1 The business of the Company is managed by the Directors who may exercise all powers of the Company that this Constitution and the *Corporations Law* do not require to be exercised by the Company in general meeting.

55.2 Without limiting the generality of **Clause 55.1**, the Directors may exercise all the powers of the Company to:

(a) borrow money;

(b) charge any property or business of the Company or all or any of its uncalled capital; and

(c) issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

55.3 Every Director and other agent or officer of the Company must:

(a) keep secret all aspects of all transactions of the Company, except:

(i) to the extent necessary to enable the person to perform his or her duties to the Company;

(ii) as required by law;

(iii) when requested to disclose information by the Directors, to the Auditor or a general meeting of the Company; or

(iv) as otherwise permitted by the Directors;

(b) if requested by the Directors, sign and make a declaration that he or she will not disclose or publish any aspect of any transaction of the Company except as permitted by **paragraph 55.3(a)**.

55.4 All cheques, promissory notes, bankers' drafts, bills of exchange and other negotiable instruments, and all receipts for money paid to the Company, must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by any two Directors or in such other manner as the Directors determine.

56. PROCEEDINGS OF DIRECTORS - Directors' meetings (see also **Clause 63**)

56.1 A Director may at any time, and the Secretary must on the request of a Director, call a Directors' meeting.

56.2 It is not necessary to give notice of a meeting of the Directors to a Director whom the Secretary, when giving notice to the other Directors, reasonably believes to be outside Australia.

56.3 An accidental omission to send a notice of a meeting of Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings at or any resolution passed at the meeting.

56.4 (a) Subject to the *Corporations Law*, a Director's meeting may be held by the Directors communicating with each other by any technological means consented to by all Directors. The consent may be a standing one.

(b) The Directors need not all be physically present in the same place for a Directors' meeting to be held.

(c) A Director who participates in a meeting held in accordance with this **Clause 56.4** is taken to be present and entitled to vote at the meeting.

(d) A Director can only withdraw his or her consent to the means of communication between Directors proposed for a Director's meeting if the Director does so at least 48 hours before the meeting.

56.5 The Directors may meet together, adjourn and regulate their meetings as they think fit.

56.6 At a meeting of Directors a quorum is two Directors.

56.7 This Clause applies to meetings of Directors' committees as if all committee Members were Directors.

57. PROCEEDINGS OF DIRECTORS - Decision of questions

57.1 Subject to this Constitution, questions arising at a meeting of Directors are to be decided by a majority of votes of the Directors present and voting.

57.2 The chairman of a meeting has a casting vote in addition to his or her deliberative vote if there is an equality of votes.

57.3 An Alternate Director has one vote for each Director for whom he or she is an alternate. If the Alternate Director is a Director, he or she also has a vote as a Director.

58. PROCEEDINGS OF DIRECTORS - Directors' interests

58.1 Subject to Clause 58.2 and the *Corporations Law*, a Director and any firm, body or entity in which a Director has a direct or indirect interest may in any capacity:

(a) enter into any contract or arrangement with the Company;

(b) be or become a director or other officer of, or otherwise interested in, any Related Body Corporate of the Company or any other body corporate promoted by the Company or in which the Company may be interested as vendor, shareholder or otherwise;

(c) be appointed to and hold any office or place of profit under the Company, other than Auditor; and

(d) act in a professional capacity, other than as Auditor, for the Company,

and may receive and retain for his or her own benefit any remuneration, profits or benefits as if he or she were not a Director.

58.2 In accordance with Section 191 of the *Corporations Law*, a Director who has a material personal interest in a matter that relates to the affairs of the Company must give the other Directors notice of the interest unless Section 191(2) says otherwise. A Director may give the other Directors standing notice of the nature and extent of the interest in accordance with Section 192 of the *Corporations Law*. Each Director must comply with Section 195 of the *Corporations Law*.

58.3 A Director's failure to make disclosure under this Clause does not render void or voidable a contract or arrangement in which the Director has a direct or indirect interest.

58.4 There is no Clause 58.4.

58.5 A Director may sign or countersign or attest the affixing of the seal to any document relating to a contract or arrangement or proposed contract or arrangement in which the Director has an interest.

58.6 Each Director is authorised to act in the best interests of each Holding Company of the Company, including the Company's Ultimate Holding Company.

58.7 **Clause 58.6** shall not in any way operate or be construed so as to restrict or limit a Director from acting in a manner which apart from **Clause 58.6**, is in accordance with the *Corporations Law* and the general law (including the law relating to a director's fiduciary duties).

59. PROCEEDINGS OF DIRECTORS - Alternate Directors

59.1 The managing Director, Secretary or an assistant Secretary of The Australian Gas Light Company may, at any time, appoint or remove any person as an Alternate Director for any Director by notice in writing delivered to the Secretary. Any Alternate Director at the time of adoption of these Clauses shall be deemed to have been appointed under this Clause.

59.2 An Alternate Director is entitled to notice of Directors' meetings and, if the Director for whom he or she was so appointed as an Alternate Director is not present at a meeting, is entitled to attend, be counted in a quorum and vote as a Director.

59.3 An Alternate Director is an officer of the Company and is not an agent of the appointor.

59.4 The provisions of this Constitution which apply to Directors also apply to Alternate Directors, except that Alternate Directors are not entitled to any remuneration as an Alternate Director.

59.5 An Alternate Director does not have an interest in a contract or arrangement or a material personal interest in a matter by reason only of the fact that the Director for whom he or she was so appointed as an Alternate Director has such an interest.

59.6 An Alternate Director's appointment ends automatically when the person for whom he or she was so appointed as an Alternate Director ceases to be a Director.

60. PROCEEDINGS OF DIRECTORS - Remaining Directors

The Directors may act even if there are vacancies on the board.

61. PROCEEDINGS OF DIRECTORS - Chairman

61.1 The Directors may elect a Director as chairman of Directors' meetings and may determine the period for which the chairman will hold office.

61.2 If no chairman is elected or if the chairman is not present at any Directors' meeting within 10 minutes after the time appointed for the meeting to begin, the Directors present must elect a Director to be chairman of the meeting.

61.3 The Directors may elect a Director as deputy chairman to act as chairman in the chairman's absence.

62. PROCEEDINGS OF DIRECTORS - Directors' committees

62.1 (a) The Directors may delegate any of their powers to:

(i) a committee of Directors;

(ii) a Director;

(iii) an employee of the Company; or

(iv) any other person.

(b) The Directors may at any time revoke any delegation of power to a committee.

62.2 A committee of Directors or persons to whom the Directors have delegated any power or discretion must exercise the power or discretion in accordance with any directions of the Directors. The exercise of the power or discretion by the delegate is effective as if the Directors had exercised it.

62.3 A committee of Directors may be authorised to sub-delegate all or any of the powers for the time being vested in it.

62.4 Meetings of any committee of Directors will be governed by the provisions of this Constitution which deal with Directors' meetings so far as they are applicable and are not inconsistent with any directions of the Directors.

63. PROCEEDINGS OF DIRECTORS - Written resolutions

63.1 If all the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution in terms set out in the document or that any of them make a declaration to a particular effect, then a resolution in those terms or a declaration to that effect is taken to have been passed at a Directors' meeting held on the day on which the document was last signed by a Director. The document has effect as minutes of the passing of the resolution or the recording of the resolution.

63.2 For the purposes of **Clause 63.1**, two or more identical documents, each of which is signed by one or more Directors, together constitute one document signed by those Directors on the days on which they signed the separate documents.

63.3 Any document referred to in this Clause may be in the form of a facsimile transmission or electronic notification.

63.4 This Clause applies to meetings of Directors' committees as if all Members of the committee were Directors.

64. PROCEEDINGS OF DIRECTORS - Validity of acts of Directors

If it is discovered that:

(a) there was a defect in the appointment of a person as a Director, Alternate Director or Member of a Directors' committee; or

(b) a person appointed to one of those positions was disqualified

all acts of the Directors or the Directors' committee before the discovery was made are as valid as if the person had been duly appointed and was not disqualified.

65. PROCEEDINGS OF DIRECTORS - Minutes and registers

65.1 The Directors must cause minutes to be made of:

(a) the names of the Directors present at all general meetings, Directors' meetings and meetings of Directors' committees;

(b) all proceedings of general meetings, Directors' meetings and meetings of Directors' committees; and

(c) all disclosures of interests made pursuant to **Clause 58.2**.

65.2 Minutes must be signed by the chairman of the meeting or by the chairman of the next meeting of the relevant body.

65.3 The Company must keep all registers required by this Constitution and the *Corporations Law*.

66. MANAGING OR EXECUTIVE DIRECTOR - Appointment

66.1 (a) The Directors may, with the approval of the Board of Directors of The Australian Gas Light Company, appoint a Director to the office of Managing Director or any other office (other than Auditor) or employment under the Company for any period (but not for life) on any terms as they think fit.

(b) A Director (other than a Managing Director) so appointed is referred to in this Constitution as an Executive Director.

66.2 Directors may, with the approval of the Board of Directors of The Australian Gas Light Company and subject to the terms of a Managing Director's or Executive Director's employment contract, suspend, remove or dismiss him or her from that office and appoint another person in that place.

66.3 If a Managing or Executive Director ceases to be a Director, his or her appointment as Managing or Executive Director terminates automatically.

66.4 If a Managing or Executive Director is suspended from office, he or she will not be entitled to attend or vote at any meeting of Directors.

67. MANAGING OR EXECUTIVE DIRECTOR - Powers

67.1 The Directors may confer on a Managing Director or Executive Director any powers exercisable by the Directors, subject to any terms and restrictions determined by the Directors.

67.2 The Directors may authorise the Managing Director and other Executive Directors to sub-delegate all or any of the powers vested in them.

67.3 Any power conferred pursuant to this Clause may be concurrent with or to the exclusion of the Directors' powers.

67.4 The Directors may at any time withdraw or vary any of the powers conferred on a Managing Director or Executive Director.

67.5 **Clause 66.3** and this **Clause 67** apply despite anything in any contract between the Company and a Managing Director or Executive Director, but the Managing Director or Executive Director may have a right to damages for breach of contract.

68. SECRETARY - Secretary

68.1 There must be at least one Secretary of the Company, ordinarily resident in Australia, appointed by the Directors on conditions determined by them.

68.2 The Directors may, subject to the terms of the Secretary's employment contract, suspend, remove or dismiss the Secretary.

69. SEALS - Common Seal

69.1 The Directors must provide for the safe custody of the Seal.

69.2 Where execution under Seal is requested, documents are to be executed with the Seal in accordance with Section 127 of the *Corporations Law*.

69.3 The Seal must not be used without the authority of the Directors or a Directors' committee authorised to permit use of the Seal.

69.4 Every document to which the Seal is affixed must be signed by a Director and be countersigned by another Director, the Secretary or another person appointed by the Directors to countersign the document.

69.5 There is no Clause 69.5.

70. INSPECTION OF RECORDS - Times for inspection

70.1 Except as otherwise required by the *Corporations Law*, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the accounting records and other documents of the Company or any of them will be open for inspection by Members other than Directors.

70.2 A Member other than a Director does not have the right to inspect any accounting records or other documents of the Company unless the Member is authorised to do so by a court order, by the *Corporations Law* or a resolution of the Directors.

71. DIVIDENDS AND RESERVES - Declaration of dividend

Subject to the *Corporations Law* and the terms on which shares are on issue and the rights and restrictions attaching to shares, the Directors may from time to time:

(a) declare a dividend to be paid to the Members on such terms, including the amount, and the time for and method of payment, of the dividend, as the Directors think fit; or

(b) determine that a dividend is payable and fix the amount, and the time for and method of payment, of the dividend.

72. DIVIDENDS AND RESERVES - No Interest

The Company must not pay interest on any dividend.

73. DIVIDENDS AND RESERVES - Reserves

73.1 Before declaring a dividend, the Directors may set aside out of profits amounts by way of reserves as they think appropriate.

73.2 The Directors may apply the reserves for any purpose for which profits may be properly applied.

73.3 Pending any such application, the Directors may invest or use the reserves in the business of the Company or in other investments as they think fit.

73.4 The Directors may carry forward any undistributed profits without transferring them to a reserve.

74. DIVIDENDS AND RESERVES - Dividend entitlement

74.1 Subject to the rights of persons (if any) entitled to shares with special rights as to dividend:

(a) all fully paid shares on which any dividend is declared or paid are entitled to participate in that dividend equally; and

(b) each partly paid share is entitled to a fraction of the dividend declared or paid on a fully paid share of the same class equivalent to the proportion which the amount paid (not credited) on the share is of the total amounts paid and payable, whether or not called, (excluding amounts credited) on the share.

74.2 An amount paid or credited as paid on a share in advance of a call is not to be taken as paid or credited as paid for the purposes of **Clauses 75.1**.

74.3 A transfer of shares does not pass the right to any dividend declared in respect of those shares before the registration of a transfer.

75. DIVIDENDS AND RESERVES - Deductions from dividends

The Directors may deduct from a dividend payable to a Member all sums presently payable by the Member to the Company on account of calls or otherwise in relation to shares in the Company.

76. DIVIDENDS AND RESERVES - Distribution of assets

76.1 On declaring a dividend, the Directors may resolve that the dividend be paid wholly or partly by the distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

76.2 The Directors, when authorising the payment of an interim dividend, may direct payment wholly or partly by the distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

76.3 If a difficulty arises in making a distribution of specific assets, the Directors may:

(a) deal with the difficulty as they consider expedient;

(b) fix the value of all or any part of the specific assets for the purposes of the distribution;

(c) determine that cash will be paid to any Members on the basis of the fixed value in order to adjust the rights of all the Members; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

76.4 If a distribution of specific assets to a particular Member or Members is illegal or, in the Directors' opinion, impracticable, the Directors may make a cash payment to the Member or Members on the basis of the cash amount of the dividend instead of the distribution of specific assets.

77. DIVIDENDS AND RESERVES - Payment

77.1 Any dividend or other money payable in respect of shares may be paid by cheque sent through the mail directed to:

(a) the address of the Member shown in the Register or to the address of the joint holder of shares shown first in the Register; or

(b) an address which the Member or joint holders has in writing notified the Company as the address to which dividends should be sent.

77.2 Any joint holder may give an effectual receipt for any dividend or other money paid in respect of shares held by holders jointly.

78. DIVIDENDS AND RESERVES - Capitalisation of profits

78.1 Subject to the *Corporations Law*, the Directors may resolve:

(a) to capitalise any sum, being the whole or part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Members; and

(b) that no shares be issued and no amounts unpaid on shares be paid up on capitalisation of the sum; or

(c) that the sum be applied, in any of the ways mentioned in **Clause 78.2**, for the benefit of Members, or persons who have applied for shares, in the proportions determined by the Company.

78.2 The ways in which a sum may be applied for the benefit of Members under **Clause 78.1** are:

(a) in paying up any amounts unpaid on shares held or to be held by Members;

(b) in paying up in full unissued shares or debentures to be issued to Members as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

78.3 To the extent necessary to adjust the rights of the Members among themselves, the Directors may:

(a) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all the Members entitled to a benefit on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any such further shares or debentures; or

(ii) the payment by the Company on their behalf of the amount or any part of the amount remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised

and any agreement made under the authority of paragraph (b) is effective and binding on all the Members concerned.

79. NOTICES - Service of notices

79.1 Notice may be given by the Company to any person who is entitled to notice under this Constitution by:

(a) serving it on the person;

(b) sending it by post or facsimile transmission or electronic notification to the person at the person's address shown in the Register or the address supplied by the person to the Company for sending notices to the person; or

79.2 A notice sent by post is taken to be served:

(a) by properly addressing, prepaying and posting a letter containing the notice; and

(b) on the day after the day on which it was posted.

79.3 A notice sent by facsimile transmission or electronic notification is taken to be served:

(a) by properly addressing the facsimile transmission or electronic notification and transmitting it; and

(b) on the day after its despatch.

79.4 A notice may be given by the Company to joint holders by giving the notice to the joint holder whose name appears first in the Register.

79.5 Every person who is entitled to a share by operation of law and who is not registered as the holder of the share is taken to receive any notice served in accordance with this Clause on the person from whom it derives its title.

79.6 A share certificate, cheque, warrant or other document may be delivered by the Company either personally or by sending it:

(a) in the case of a Member who does not have a registered address in Australia, by airmail post; and

(b) in any other case, by ordinary post

and is at the risk of the addressee as soon as it is given or posted.

79.7 A Member whose registered address is not in Australia may specify in writing an address in Australia as the Member's registered address within the meaning of this Clause.

79.8 A certificate in writing signed by a Director, Secretary or other officer of the Company that a document or its envelope or wrapper was addressed and stamped and was posted is conclusive evidence of posting.

79.9 Subject to the *Corporations Law* the signature to a written notice given by the Company may be written or printed.

79.10 All notices sent by post outside Australia must be sent by prepaid airmail post.

80. NOTICES - Persons entitled to notice

80.1 Notice of every general meeting must be given to:

(a) every Member;

(b) every Director and Alternate Director; and

(c) any Auditor.

80.2 No other person is entitled to receive notice of a general meeting.

81. AUDIT AND ACCOUNTS - Company to keep accounts

The Directors must cause the Company to

(a) keep proper accounting records in accordance with the requirements of the *Corporations Law*;

(b) prepare audited financial statements and reports if required by the *Corporations Law*.

82. WINDING UP

82.1 Nothing in this Clause prejudices the rights of the holders of shares issued on special terms and conditions.

82.2 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company:

(a) divide among the Members in kind all or any of the Company's assets;

(b) for that purpose, determine how he or she will carry out the division between the different classes of Members

but may not require a Member to accept any shares or other securities in respect of which there is any liability.

82.3 The liquidator may, with the sanction of a special resolution of the Company, vest all or any of the Company's assets in a trustee on trusts determined by the liquidator for the benefit of the contributories.

83. INDEMNITY BY COMPANY

83.1 To the extent permitted by law and subject to the restrictions in Section 199A of the *Corporations Law*, the Company indemnifies every person who is or has been an officer of the Company against any liability (other than a liability for legal costs) incurred by that person as such an officer of the Company or a subsidiary.

83.2 To the extent permitted by law and subject to the restrictions in Section 199A of the *Corporations Law*, the company indemnifies every person who is or has been an officer of the company against reasonable legal costs in defending an action for a liability incurred or allegedly incurred by that person as such an officer of the Company or a subsidiary.

83.3 To the extent permitted by law and subject to the restrictions in Section 199B of the *Corporations Law*, the company may pay, or agree to pay, a premium for a contract insuring a person who is or has been an officer of the Company against any liability incurred by that person as such an officer of the Company.

83.4 The amount of indemnity payable under this **Clause 83** will include an additional amount ('**GST Amount**') equal to any GST payable by the officer being indemnified ('**Indemnified Officer**') in connection with the indemnity (less the amount of any input tax credit claimable by the Indemnified Officer in connection with the indemnity). Payment of any indemnity which includes a GST Amount is conditional upon the Indemnified Officer issuing the Company a GST tax invoice for the GST Amount.

83.5 For the purposes of this **Clause 83**, 'officer' means:

(a) a Director;

(b) a Secretary; and

(c) an executive officer of the Company as defined by the *Corporations Law*.

SCHEDULE 1

FORM OF PROXY

I/We ....

of ....

am/are a Member of ....

I/We appoint as my/our proxy ....

of ....

or failing him or her ....

of ....

or failing him or her the chairman of the general meeting of the Company to be held on

.... at .... am/pm

to vote for me/us at that meeting and at any adjournment of it.

This form is to be used in accordance with the directions below. Unless the proxy is directed, he or she may vote or abstain as he or she thinks fit.

RESOLUTION	FOR	AGAINST	ABSTAIN
	—	—	—
	—	—	—

INSTRUCTIONS

1. To direct the proxy to cast all votes covered by this instrument in a particular manner place a tick or a cross in the relevant box.

2. To direct the proxy to cast some only of the votes covered by this instrument in respect of an item of business in a particular manner, place in the relevant box either the number of votes to be cast in that manner on a poll or the percentage of the total votes covered by this instrument to be cast in that manner on a poll. This direction, if given, is also an instruction to the proxy to vote according to the proxy's discretion on a show of hands.

3. The instrument appointing the proxy, to be valid, must be received at the registered office of the Company not less than 48 hours before the meeting, in the manner prescribed in **Clause 44** of the Company's Constitution.

I/We understand that if I/we have not directed my/our proxy how to vote, my/our proxy may vote or abstain from voting as he or she thinks fit.

DATED:

....
Signature of Member Signature of Member

19

205 page 1/1 15 July 2001

ASIC registered agent number 220
lodging party or agent name Bruce Miller
office, level, building name or PO Box no. AGL
street number & name 72 Christie Street
suburb/city St Leonards state/territory NSW postcode 2065
telephone (02) 9921 2203
facsimile (02) 9921 2082
DX number suburb/city

022593393

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
resolution

form **205**

Corporations Act 2001
Regulation 1.0.12

Company name AGL GAS DEVELOPMENTS PTY LIMITED
ACN 115 061 375

Subject(s) of the resolution

(tick boxes which apply)

Section	Subject	Box
157(2)	change of company name	☐ A
162(3)	change from public company to proprietary company	☒ B
162(3)	change from proprietary company to public company	☐ C
162(3)	change from no-liability company to company limited by shares	☐ F
162(3)	change from limited company to unlimited company	☐ G
162(3)	change from unlimited company to limited company	☐ H
162(3)	change from company limited by guarantee to company limited by shares	☐ AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	☐ AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	☐ AC
162(3)	change from limited (mining) company to a no-liability company	☐ X
136(5)	alteration of constitution	☒ J
491(1)	voluntary winding up by members	☐ L
491(1)	voluntary winding up by creditors	☐ M
461(2)	company resolved to be wound up by Court	☐ AD
506(1B)	powers & duties of liquidator (voluntary)	☐ AF
507(11)	company's arrangement with liquidator	☐ AG
510(1A)	binding arrangements on company/creditors	☐ AH
	other	☐ R

section number
brief description

Details of the resolution (tick the appropriate box & provide details)

date of meeting 12 12 2005

The resolution ☐ set out below
☒ in the attached annexure marked "A" (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

IPC
12 DEC 2005

RECEIVED
2006 OCT -3 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☐ no
If yes, provide business name(s) registration details
Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct.

print name BRUCE NINIAN MILLER capacity SECRETARY

sign here [signature] date 12/12/2005

637

I confirm that this is a true copy of
the original document, marked "A".

.... Dated: 12 December 2005
Bruce Ninian Miller, Secretary

AGL GAS DEVELOPMENTS PTY LIMITED

ABN 74 115 061 375

SHAREHOLDER'S RESOLUTION

The following resolutions, required by the Corporations Act 2001 or by the Constitution of the Company to be made, performed or passed by or at a General Meeting of the Company, have been made, performed or passed as special resolutions:

CHANGE OF COMPANY TYPE

That the type of the Company be changed from a proprietary company limited by shares to a public company limited by shares.

CHANGE OF COMPANY NAME

That at the time of the change of the company to a public company, that the name of the Company be changed to AGL Energy Limited.

CHANGE OF COMPANY CONSTITUTION

That at the time of the change of the company to a public company, that the Constitution of the Company be changed to the AGL Standard Public Company Constitution as approved by the Directors at the date of this resolution.

Dated: 12 DECEMBER 2005

The Common Seal of)
The Australian Gas Light Company (shareholder))
was duly affixed in the presence of:)

....
J F McALOON G J W MARTIN
Secretary Director

Australian Securities & Investments Commission

RECEIVED
2006 OCT -3 A 10:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE


AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
022593394

Form 206
Corporations Act 2001

Application for change of company type

Use this form to apply to ASIC to change a company type.

Related Forms
205 - Notification of resolution

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
AGL GAS DEVELOPMENTS PTY LIMITED

ACN/ABN
115 061 375

Lodgement details

RECEIVED
2 DEC 2005
ASIC SSC

Who should ASIC contact if there is a query about this form?

Name
Bruce Miller

ASIC registered agent number (if applicable)
220

Telephone number
(02) 9921 2203

Postal address
AGL, 72 Christie Street
St Leonards NSW 2065

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

1 Change of type required

Please indicate the change of type required

Proprietary company limited by shares – convert to
- [ ] Unlimited proprietary company (sign the form and complete Attachment 1)
- [ ] Unlimited public company (sign the form and complete Attachment 1)
- [X] Public company limited by shares (sign the form)

Unlimited proprietary company – convert to
- [ ] Proprietary company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- [ ] Public company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- [ ] Unlimited public company (sign the form)

Public company limited by shares – convert to
- [ ] Unlimited public company (sign the form and complete Attachment 1)
- [ ] Unlimited proprietary company (sign the form and complete Attachments 1 and 4)
- [ ] Proprietary company limited by shares (sign the form and complete Attachment 4)
- [ ] No liability company (sole objects are mining purposes – sign the form and complete Attachment 5)

1 Continued ... Change of type required

Company limited by guarantee – convert to

- [ ] Public company limited by shares (sign the form and complete Attachment 2 and 3)
- [ ] Unlimited public company (sign the form and complete Attachment 1)
- [ ] Proprietary company limited by shares (sign the form and complete Attachment 2 and 3)
- [ ] Unlimited proprietary company (sign the form and complete Attachment 1, 2 and 3)

Unlimited public company – convert to

- [ ] Public company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- [ ] Proprietary company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years and complete Attachment 4)
- [ ] Unlimited proprietary company (sign the form and complete Attachment 4)

Public no liability company – convert to

- [ ] Public company limited by shares (sign this form if all the issued shares are fully paid up)
- [ ] Proprietary company limited by shares (sign this form if all the issued shares are fully paid up and complete Attachment 4)

Company limited by both shares and guarantee – convert to

- [ ] Proprietary company limited by shares (sign the form and complete declaration only at Attachments 2 and 3)
- [ ] Public company limited by shares (sign the form and complete declaration only at Attachments 2 and 3)
- [ ] Company limited by guarantee (sign the form and complete declaration only at Attachment 2)

2 Documents required to be lodged with this form

Any relevant special resolutions are required to be included as part of the lodgement of this form (signed statements, assents and declarations are required).

Select one or more boxes

Included as part of this lodgement is a special resolution which:

- [ ] resolves to change the type of the company and specifies the type sought
- [ ] makes appropriate alterations to the name of the company
- [ ] makes appropriate alterations to the company constitution (if required)
- [ ] adopts appropriate replaceable rules (if required)

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form and the attached sections of this form are true and complete.

Name

~~JANE FRANCES MCALOON~~ ROBERT ANTHONY CASAMENTO

Capacity

- [X] Director
- [ ] Company secretary

Signature

[signature]

Date signed

02/12/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

21

Australian Securities & Investments Commission

Electronic Lodgement

Document No. **1E1564492**

Lodgement date/time: 18-11-2005 14:44:44
Reference Id: 72806073

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL GAS DEVELOPMENTS PTY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
BRUCE NINIAN MILLER
Capacity
SEC
Signature

Date signed
18-11-2005

Form 484 - Change to company details
AGL GAS DEVELOPMENTS PTY LIMITED ACN 115061375

A1 Change of address

Company officeholder's residential address

Officeholder details

Given names **JANE FRANCES**

Family name **MCALOON**

Birth Details

Date of Birth **20-02-1964**
City/town of Birth **MELBOURNE**
State (if born in Australia) **Vic**
Country of Birth **Australia**

Address

8 MERCHANT STREET STANMORE NSW 2048
Australia

Effective Date **18-11-2005**

22

Australian Securities & Investments Commission

Electronic Lodgement
Document No. 1E1425506
Lodgement date/time: 06-10-2005 15:42:09
Reference Id: 72639419

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL GAS DEVELOPMENTS PTY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
BRUCE NINIAN MILLER
Capacity
SEC
Signature

Date signed
27-09-2005

Form 484 - Change to company details
AGL GAS DEVELOPMENTS PTY LIMITED ACN 115061375

A1 Change of address

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

Registered office address

Address
AGL 72 CHRISTIE STREET ST
LEONARDS NSW
2065
Australia

Effective Date **19-09-2005**

Does the company occupy the premises at the new registered office ?

Yes

Principal place of business address

Address
AGL 72 CHRISTIE STREET ST
LEONARDS NSW
2065
Australia

Effective Date **19-09-2005**

23

Australian Securities & Investments Commission

Electronic Lodgement
Document No. **1E1423511**
Lodgement date/time: 06-10-2005 12:20:52 Reference Id: 72637788

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL GAS DEVELOPMENTS PTY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
BRUCE NINIAN MILLER
Capacity
SEC
Signature

Date signed
15-09-2005

Form 484 - Change to company details
AGL GAS DEVELOPMENTS PTY LIMITED ACN 115061375

A1 Change of address

Member's address

If there are more than 20 members in a share class, only address change for the top 20 need be notified.

Member's address

Member details

Company Name
THE AUSTRALIAN GAS LIGHT COMPANY

ABN or ACN or ARBN or ARSN
052167405

Address
AGL 72 CHRISTIE STREET ST LEONARDS NSW
2065
Australia

Effective Date **14-09-2005**

24

ASIC registered agent number 220
lodging party or agent name Bruce Miller
office, level, building or PO Box no. AGL Centre
street number & name 111 Pacific Highway
suburb/city North Sydney state/territory NSW postcode 2060
telephone (02) 9922 8203
facsimile (02) 9922 3352
DX number suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
019695386

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **205**

Notification of
resolution

Corporations Act 2001
Regulation 1.0.12

Company name CRH Holdings Pty Limited
A.C.N. 115061375

Subject(s) of the resolution
(tick boxes which apply)

Section	Subject	Box
157(2)	change of company name	☒ A
162(3)	change from public company to proprietary company	☐ B
162(3)	change from proprietary company to public company	☐ C
162(3)	change from no-liability company to company limited by shares	☐ F
162(3)	change from limited company to unlimited company	☐ G
162(3)	change from unlimited company to limited company	☐ H
162(3)	change from company limited by guarantee to company limited by shares	☐ AA
1416	change from company limited by both shares & guarantee to company limited by shares	☐ AB
1416	change from company limited by both shares & guarantee to company limited by guarantee	☐ AC
162(3)	change from limited (mining) company to a no-liability company	☐ X
136(5)	alteration of constitution	☐ J
491(1)	voluntary winding up by members	☐ L
491(1)	voluntary winding up by creditors	☐ M
461(2)	company resolved to be wound up by Court	☐ AD
506(1B)	powers & duties of liquidator (voluntary)	☐ AF
507(11)	company's arrangement with liquidator	☐ AG
510(1A)	binding arrangements on company/ creditors	☐ AH
	other	☐ R

section number
brief description

Details of the resolution (tick the appropriate box & provide details)

date of meeting 13/09/2005

The resolution ☒ set out below
☐ in the attached annexure marked "......................" (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Law.

The Resolution

That the name of the company be changed to AGL Gas Developments Pty Limited

RECEIVED 13 SEP 2005 ASIC SSC

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☒ no

If yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Signature

I certify that the information in this form is true and correct.

print name Bruce Ninian Miller capacity Secretary

sign here [signature] date 13/09/2005

25

Australian Securities & Investments Commission

RECEIVED
2006 OCT -3 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Electronic Lodgement
Document No. **1E1184883**
Lodgement date/time: 27-07-2005 12:07:00
Reference Id: 72351742

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
CRH HOLDINGS PTY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
BRUCE NINIAN MILLER
Capacity
SEC
Signature

Date signed
22-07-2005

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Alternate Director - Appointment Date: 21-07-2005

The name of the appointed officeholder is:

Given names **BRUCE NINIAN**

Family name **MILLER**

Birth Details

Date of Birth **03-08-1947**

City/town of Birth **WARRNAMBOOL**

State (if born in Australia) **Vic**

Country of Birth **Australia**

Residential Address

Address

2 EDEN STREET CHATSWOOD NSW 2067
Australia

Alternate directorship

Given names **JANE FRANCES**

Family name **MCALOON**

Appointment Date **21-07-2005**

Appointment terms

Refer to annexure for appointment terms.

Form 484 - Change to company details
CRH HOLDINGS PTY LIMITED ACN 115061375

Annexure
This is the annexure marked 'A' referred to in form 484 document number 1E1184883.
Pages on signed copy 1

NO CONDITIONS APPLY TO THE APPOINTMENT OF ALTERNATE DIRECTOR. THE ALTERNATE

DIRECTOR MAY PERFORM ANY AND ALL FUNCTIONS OF THE DIRECTOR FOR WHOM HE/SHE IS

THE ALTERNATE IF THAT PERSON IS UNABLE TO PERFORM THOSE FUNCTIONS FOR WHATEVER

REASON. THIS APPOINTMENT STANDS WHILE THE PERSON REMAINS A DIRECTOR OR UNTIL

THE ALTERNATE DIRECTOR'S APPOINTMENT IS CANCELLED.

Australian Securities & Investments Commission

Electronic Lodgement
Document No. **1E1184884**
Lodgement date/time: 27-07-2005 12:07:00
Reference Id: 72351743

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
CRH HOLDINGS PTY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
BRUCE NINIAN MILLER
Capacity
SEC
Signature

Date signed
22-07-2005

Form 484 - Change to company details
CRH HOLDINGS PTY LIMITED ACN 115061375

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Alternate Director - Appointment Date: 21-07-2005

The name of the appointed officeholder is:

Given names **BRUCE NINIAN**

Family name **MILLER**

Birth Details

Date of Birth **03-08-1947**

City/town of Birth **WARRNAMBOOL**

State (if born in Australia) **Vic**

Country of Birth **Australia**

Residential Address

Address

2 EDEN STREET CHATSWOOD NSW 2067
Australia

Alternate directorship

Given names **ROBERT ANTHONY**

Family name **CASAMENTO**

Appointment Date **21-07-2005**

Appointment terms

Refer to annexure for appointment terms.

Annexure
This is the annexure marked 'A' referred to in form 484 document number 1E1184884.
Pages on signed copy 1

NO CONDITIONS APPLY TO THE APPOINTMENT OF ALTERNATE DIRECTOR. THE ALTERNATE

DIRECTOR MAY PERFORM ANY AND ALL FUNCTIONS OF THE DIRECTOR FOR WHOM HE/SHE IS

THE ALTERNATE IF THAT PERSON IS UNABLE TO PERFORM THOSE FUNCTIONS FOR WHATEVER

REASON. THIS APPOINTMENT STANDS WHILE THE PERSON REMAINS A DIRECTOR OR UNTIL

THE ALTERNATE DIRECTOR'S APPOINTMENT IS CANCELLED.

27

661

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. 1E1184885

Lodgement date/time: 27-07-2005 12:07:00
Reference Id: 72351744

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
CRH HOLDINGS PTY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
BRUCE NINIAN MILLER
Capacity
SEC
Signature

Date signed
22-07-2005

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Alternate Director - Appointment Date: 21-07-2005

The name of the appointed officeholder is:

Given names **BRUCE NINIAN**

Family name **MILLER**

Birth Details

Date of Birth **03-08-1947**

City/town of Birth **WARRNAMBOOL**

State (if born in Australia) **Vic**

Country of Birth **Australia**

Residential Address

Address

2 EDEN STREET CHATSWOOD NSW 2067
Australia

Alternate directorship

Given names **GREGORY JOHN**

Family name **HAYES**

Appointment Date **21-07-2005**

Appointment terms

Refer to annexure for appointment terms.

Annexure
This is the annexure marked 'A' referred to in form 484 document number 1E1184885.
Pages on signed copy 1

NO CONDITIONS APPLY TO THE APPOINTMENT OF ALTERNATE DIRECTOR. THE ALTERNATE

DIRECTOR MAY PERFORM ANY AND ALL FUNCTIONS OF THE DIRECTOR FOR WHOM HE/SHE IS

THE ALTERNATE IF THAT PERSON IS UNABLE TO PERFORM THOSE FUNCTIONS FOR WHATEVER

REASON. THIS APPOINTMENT STANDS WHILE THE PERSON REMAINS A DIRECTOR OR UNTIL

THE ALTERNATE DIRECTOR'S APPOINTMENT IS CANCELLED.

registered agent number 800
lodging party or agent name PATRICIA HOLDINGS PTY LIMITED

address PO BOX 831
NEUTRAL BAY NSW 2089

DX no DX location

Electronic lodgement

Document No. 1E1087062

Lodgement date/time 30/06/2005 15:17:16

Message trace no. 720

Australian Securities and Investments Commission

Application for

registration as an Australian company

form 201

Corporations Act 2001

Application

I/We apply for registration of the company under the Corporations Act 2001, and nominate as the State or Territory in which the company will be taken to be registered. NSW

Proposed details of the company

Does the company have a proposed company name? yes [X] no [ ]

If yes, proposed company name CRH HOLDINGS PTY LIMITED

Name reservation number (if any)

If no, the company name on registration will be its Australian Company Number (ACN).
Legal elements to apply:

Is the proposed name identical to a registered business name(s)? yes [ ] no [X]

If yes, provide business name(s) registration details

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

type and class of company

type of company	class of company
[X] proprietary company	[X] limited by shares
	[ ] unlimited with share capital
[ ] public company	[ ] limited by shares
	[ ] limited by guarantee
	[ ] unlimited with share capital
	[ ] no liability

governance of a public company

Will the company rely entirely on replaceable rules? yes [ ] or

Does the company have a constitution? yes [ ]

A proposed public company which has adopted a 'constitution' must lodge a copy of the constitution with this application

If the proposed company is to be a public company **limited by guarantee**, state the amount of the guarantee that each member agrees to.

The amount of the member's guarantee is: $

registered office

AGL CENTRE,
111 PACIFIC HIGHWAY
NORTH SYDNEY NSW 2060

Does the company occupy these premises? yes [X] no [ ]

if no, name of occupier

[ ] *The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.*

606

office hours
(public company)

(a) ☐ Registered office is open to the public each business day from at least 10am to 12 noon and 2pm to 4pm

(b) ☐ Registered office is open to the public each business day for at least 3 hours between 9pm to 5pm

if (b), insert hours

principal place of business in Australia

AGL CENTRE,
111 PACIFIC HIGHWAY
NORTH SYDNEY NSW 2060

Ultimate Holding Company

☒ Yes

Company Name	THE AUSTRALIAN GAS LIGHT COMPANY
ACN/ARBN/ABN	052 167 405
Country of incorporation	AUSTRALIA

☐ No

Director and Secretary Details

name	CASAMENTO, ROBERT ANTHONY
address	3 LIGURIA STREET SOUTH COOGEE NSW 2034
birth details	29/07/1943 SYDNEY NSW
office	DIRECTOR

name	HAYES, GREGORY JOHN
address	6 GRASSMERE ROAD CREMORNE NSW 2090
birth details	10/03/1958 ADELAIDE SA
office	DIRECTOR

name	MCALOON, JANE FRANCES
address	41 PROSPECT ROAD SUMMER HILL NSW 2287
birth details	20/02/1964 MELBOURNE VIC
office	DIRECTOR

name	MILLER, BRUCE NINIAN
address	2 EDEN STREET CHATSWOOD NSW 2067
birth details	03/08/1947 WARNAMBOOL VIC
office	SECRETARY

Share Structure Table

class code	title	total number issued	total amount paid	total amount unpaid
ORD	ORDINARY SHARES	2	2.00	0.00

Members

Members full name and address	class of share	No of shares taken up	Amount agreed to pay per share	total $ paid on these shares	amount unpaid per share	total $ unpaid on these shares	are shares fully paid	are shares beneficially owned
shareholding	ORD	2	1.00	1.00	0.00	0.00	Y	Y
member A.C.N./A.R.B.N.	052 167 405							
member name	THE AUSTRALIAN GAS LIGHT COMPANY							
address	AGL CENTRE, 111 PACIFIC HIGHWAY NORTH SYDNEY NSW 2060							

Shares issued other than for cash

For a public company that is limited by shares or is an unlimited company; will any shares be issued for a non-cash consideration? yes ☐ no ☐

If yes and the issue of shares is not under a written contract, then attach to this application a **form 208** giving details of the prescribed particulars about the share issue; **OR,**

If yes and the shares will be issued under a written contract, then attach a copy of the contract to this application plus a **Form 207Z** certifying compliance with stamp duty law

Details of the applicant

name of applicant PATRICIA HOLDINGS PTY. LIMITED,

A.C.N./A.R.B.N 003 513 488

address of applicant GROUND FLOOR
21-23 GROSVENOR STREET
NEUTRAL BAY NSW 2089

I apply for the registration of a company on the basis of the information in this form and any attachments. I have the necessary consents and agreements referred to in this application concerning the members and officeholders and I shall give the consents and agreements to the company after the company becomes registered. The information provided in this application and in any annexures is true and correct at the time of signing.

Signature

name DALGLEISH, ROSS ALEXANDER

capacity DIRECTOR date 30/06/2005